04012777

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Edcon Consolidated Stores Limited

*CURRENT ADDRESS Edgardale, Press Avenue
Crown Mines, Johannesburg 2092

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FILE NO. 82- 34767 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [X]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: Michael Pressman

DAT : 02-10-04

82-34767

ARS

3-31-03

04 JAN 29 AM 7:21

our Record breaking year

ANNUAL REPORT FOR THE YEAR ENDED MARCH 2003

Edcon

We make it happen



group financial highlights

	2003 52 weeks	2002 52 weeks	Change %
Group summary	**Rm**	Rm	
Revenue – retail sales	**8 313,7**	6 709,8	24
Earnings attributable to ordinary shareowners	**347,5**	171,7	102
Attributable cash equivalent earnings	**509,4**	411,8	24
Cash flow from operations	**727,1**	612,2	19
Cash value added	**2 401,6**	2 021,0	19
Total assets	**4 273,6**	4 151,2	3
Market capitalisation	**2 585,0**	1 384,4	87
Ordinary share performance (cents per share)			
Earnings			
Attributable earnings basis	**690,5**	302,9	128
Headline earnings basis	**752,6**	304,0	148
Cash equivalent basis	**1 012,0**	726,7	39
Attributable cash flow	**1 444,6**	1 080,3	34
Dividends declared for the financial year	**308**	117	163
Net equity	**4 761**	4 431	7
Market price	**5 000**	2 410	107
Financial statistics			
Operating profit as % of retail sales	**7,4**	4,9	
Return on ordinary shareowners' equity (%)	**15,5**	7,5	
Liquidity ratios			
Gearing ratio	**(0,05)**	0,16	
Total liabilities/shareowners' funds	**0,95**	0,81	

Prospects

Interest rates remain high, but inflation is easing. The strength in our comparable store turnover growth in the quarter to March 2003 is a reflection of the continued resilience of our customers and their ongoing appetite for our well-priced product offering. The Edcon Board is of the opinion that this trading momentum will continue in the Edgars and United chains in the year ahead, but at a somewhat slower pace than that reported for the past year. This will, however, be supplemented by a full year's turnover from our recent acquisitions and, coupled with a continued focus on operating efficiencies, shareowners can expect another rise in earnings at a rate well above that of total turnover growth.

contents





delivering
Leadership
in retail
Sustainability and Growth

	ACHIEVEMENTS			TARGET
	2001	2002	2003	
RETURN ON SHAREOWNERS' EQUITY	5,3%	7,5%	**15,5%**	20%
OPERATING PROFIT TO RETAIL SALES	3,9%	4,9%	**7,4%**	10%
FINANCING COST COVER (TIMES)	3,0	5,2	**13,9**	5,0
GEARING RATIO – POST SECURITISATION	0,28	0,16	**(0,05)**	0,25
STOCKTURN (TIMES)	3,4	3,8	**4,7**	5,5

Edgars abc Manufacturing Division cna United Retail Jet Smileys Wearhouse Super Mart

Edcon



a culture of Operational excellence



our Group values

We value:

People

We treat the individual, our customers, employees, shareowners and the community with care and respect.

Integrity

We are open, honest, fair and inclusive in all our relationships. We accept and learn from constructive criticism. We make and keep commitments.

Performance

To improve we must measure our performance. Goals must be clearly set and measured. Excellence is recognised, rewarded and results in career growth.

Professionalism

We try to achieve our full potential as leaders and Edcon employees. We commit to winning; by learning as much as we can, continuously improving what we do, and working as a disciplined team every day.

review

Year Number of weeks	Seven year compound growth % p.a.	**2003** **52**	2002 52	2001 52 (restated)	2000 52	1999 52	1998 52	1997 53
Group income statements (Rm)								
Revenue – retail sales	7,2	**8 313,7**	6 709,8	6 557,4	6 423,6	5 849,8	5 641,7	5 616,7
Cost of sales		**5 107,0**	4 264,1	4 227,9	4 100,7	3 834,1	3 583,4	3 510,6
Gross profit		**3 206,7**	2 445,7	2 329,5	2 322,9	2 015,7	2 058,3	2 106,1
Expenses		**2 643,5**	2 061,9	1 977,8	1 877,4	1 787,2	1 641,1	1 558,8
Retail trading profit*	(0,4)	**563,2**	383,8	351,7	445,5	228,5	417,2	547,3
Credit and financial services profit/(loss)**		**51,7**	(55,2)	(93,7)	(14,9)	—	—	—
Operating profit before financing costs		**614,9**	328,6	258,0	430,6	228,5	417,2	547,3
Net financing costs		**44,2**	63,5	85,8	77,4	121,4	56,8	51,8
Profit before taxation		**570,7**	265,1	172,2	353,2	107,1	360,4	495,5
Taxation		**223,2**	93,4	51,3	108,3	38,9	122,5	170,5
Equity accounted retained earnings		**—**	—	—	—	—	—	6,1
Attributable to outside shareowners		**—**	—	—	18,4	(17,6)	7,4	10,2
Earnings attributable to ordinary shareowners	0,4	**347,5**	171,7	120,9	226,5	85,8	230,5	320,9
Group cash flow (Rm)								
Cash generated from trading (Cash "EBITDA")	4,0	**906,5**	530,0	464,7	655,9	422,0	587,3	692,3
Working capital requirements		**(32,0)**	185,7	(229,4)	(334,9)	(22,6)	(417,4)	(96,7)
Cash generated from operating activities	4,9	**874,5**	715,7	235,3	321,0	399,4	169,9	595,6
Net financing costs paid		**(44,2)**	(63,5)	(85,8)	(77,4)	(121,4)	(56,8)	(51,8)
Taxation paid		**(103,2)**	(40,0)	(95,5)	(36,2)	(82,4)	(149,7)	(187,0)
Cash inflow from operations		**727,1**	612,2	54,0	207,4	195,6	(36,6)	356,8
Dividends paid		**(104,1)**	(57,2)	(76,3)	(60,6)	(21,8)	(13,8)	(16,1)
Net cash retained		**623,0**	555,0	(22,3)	146,8	173,8	(50,4)	340,7
Net cash generated/(invested)		**186,0**	(159,8)	(109,2)	(137,5)	(223,2)	(308,8)	(270,4)
Net financing repaid		**809,0**	395,2	(131,5)	9,3	(49,4)	(359,2)	70,3
Decrease in shareowner funding		**(324,0)**	(141,5)	2,0	0,6	13,0	10,2	7,1
Decrease in interest bearing debt		**(393,4)**	(238,7)	208,6	27,8	52,3	351,9	(53,7)
Net cash outflow from financing activities		**(717,4)**	(380,2)	210,6	28,4	65,3	362,1	(46,6)
Increase in cash and cash equivalents		**91,6**	15,0	79,1	37,7	15,9	2,9	23,7
Group balance sheets (Rm)								
Assets								
Non-current assets		**1 273,4**	915,7	789,9	878,9	899,9	846,7	731,2
Current assets		**3 000,2**	3 235,5	3 422,9	3 226,1	2 879,7	2 875,2	2 428,7
Total assets	5,4	**4 273,6**	4 151,2	4 212,8	4 105,0	3 779,6	3 721,9	3 159,9
Equity and liabilities								
Shareowners' funds	5,3	**2 188,4**	2 297,4	2 305,7	2 295,4	2 118,2	2 075,7	1 895,0
Interest bearing debt	(6,1)	**183,4**	575,0	818,8	627,8	596,9	554,5	228,1
		2 371,8	2 872,4	3 124,5	2 923,2	2 715,1	2 630,2	2 123,1
Interest free liabilities	7,6	**1 901,8**	1 278,8	1 088,3	1 181,8	1 064,5	1 091,7	1 036,8
Total equity and liabilities	5,4	**4 273,6**	4 151,2	4 212,8	4 105,0	3 779,6	3 721,9	3 159,9

(Definitions are given in note 2 to the annual financial statements.)

Note: 2001 restated excluding Zimbabwe for comparative purposes. 1997 to 2000 includes Zimbabwe.

*Includes dividend income.

**Credit and Financial Services previously accounted for in the chains.

our Vision and mission

Group Vision

To be the consumers' store of choice for the products we sell, in the markets we trade, to create wealth for the benefit of stakeholders.

Group Mission

The Group's business mission is to create value:

- by providing our customers with the right products and outstanding personal service; and
- by providing customers with payment options and financial services to meet their individual lifestyles and financial needs.

The Group's mission as an employer is to be regarded as a preferred employer in southern Africa:

- by consistently creating wealth for employees;
- by living our corporate values as if our livelihood depended on them;
- by developing and training people for lifetime employability; and
- by making work challenging, exciting and rewarding.

The Group's community mission is:

- to share wealth for positive change in the quality of life of people in the areas in which we trade, primarily through support for education; and
- to be perceived both internally and externally, as a caring organisation.

Edcon

Edgars Consolidated Stores Limited originated from one small clothing store opened in Johannesburg in 1929. It was listed on the JSE Securities Exchange SA in 1946. It operates through 902 facias in southern Africa.

Retail sales revenue and total assets


Rm
9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
'97 '98 '99 '00 '01 '02 '03

□ Retail sales revenue ▦ Total assets

Market price and net equity per share


cents
12 000
10 000
8 000
6 000
4 000
2 000
0
'97 '98 '99 '00 '01 '02 '03

□ Market price ▦ Net equity per share

Share performance


cents
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
'97 '98 '99 '00 '01 '02 '03

□ Edcon high/low share price
▬ Edcon closing share price
▭ JSE actuaries' index equivalent closing price

Retail sales revenue per retail employee


R000
800
700
600
500
400
300
200
100
0
'97 '98 '99 '00 '01 '02 '03

□ Retail sales revenue per employee

Year Number of weeks	Over time financial objectives/ constraints	Seven year compound growth % p.a.	**2003** **52**	2002 52	2001 52 (restated)	2000 52	1999 52	1998 52	1997 53
Ordinary share performance (cents per share)									
Earnings									
Attributable earnings basis		1,0	**690,5**	302,9	210,5	394,8	150,6	418,2	597,8
Headline earnings basis		2,4	**752,6**	304,0	214,0	407,9	147,6	416,8	592,4
Cash equivalent basis		*2,5*	***1 012,0***	*726,7*	*649,6*	*779,7*	*514,0*	*753,3*	*868,3*
Attributable cash flow		11,0	**1 444,6**	1 080,3	92,3	375,4	349,7	(91,4)	644,2
Dividends declared for the financial year		3,2	**308,0**	117,0	100,0	152,0	58,0	247,0	247,0
Net equity		7,8	**4 760,7**	4 430,8	4 013,1	3 926,7	3 636,7	3 629,2	3 358,4
Returns									
Return on ordinary shareowners' equity (%)	20,0	Av. 9,2	**15,5**	7,5	5,3	10,4	4,2	12,0	19,4
Return on capital employed (%)		Av. 9,5	**15,5**	7,4	6,1	10,9	5,6	11,7	18,7
Productivity									
Cash value added (Rm)		5,4	**2 401,6**	2 021,0	1 538,4	1 648,0	1 709,8	1 462,1	1 780,1
Cash value added per retail employee (R000)		9,1	**213,1**	208,0	149,6	140,6	136,0	103,8	121,7
Net asset turn (times)		Av. 2,4	**3,5**	2,3	2,1	2,2	2,2	2,2	2,8
Net assets per retail employee (R000)		7,6	**210,5**	295,6	303,9	249,3	216,0	186,8	145,2
Gross profit to retail sales (%)		Av. 36,3	**38,6**	36,4	35,5	36,2	34,4	36,5	37,5
Cost of selling to retail sales (%)		*Av. 21,2*	***19,2***	*20,6*	*20,9*	*21,8*	*22,5*	*22,4*	*20,6*
Retail trading profit to retail sales (%)		Av. 6,0	**6,8**	5,7	5,4	6,9	3,9	7,4	9,7
Operating profit to retail sales (%)	10,0	Av. 5,7	**7,4**	4,9	3,9	6,7	3,9	7,4	9,7
Revenue – retail sales per square metre (Rand) (moving annual)		4,6	**10 678**	9 572	9 042	8 002	7 143	7 115	7 655
Revenue – retail sales per retail employee (R000)		12,1	**788,5**	690,6	637,7	547,9	465,4	400,7	384,1
Revenue – retail sales growth (%)		1,7	**23,9**	2,3	2,1	9,8	3,7	0,5	10,2
Stock turn (times) (moving annual)	5,5	Av. 3,8	**4,7**	3,8	3,4	3,7	3,7	3,2	3,5
Effective tax rate (%)		Av. 34,2	**39,1**	35,2	29,7	30,6	36,3	34,0	34,4
Solvency and liquidity									
Financing cost cover (times)	5,0	Av. 6,2	**13,9**	5,2	3,0	5,6	1,9	7,4	10,6
Dividend cover (times)	2,0	Av. 2,3	**2,2**	2,6	2,1	2,6	2,6	1,7	2,4
Cash realisation rate		Av. 0,52	**1,43**	1,49	0,14	0,48	0,68	(1,12)	0,74
Gearing ratio	0,25	Av. 0,18	**(0,05)**	0,16	0,28	0,22	0,24	0,24	0,09
Total liabilities/shareowners' funds		Av. 0,83	**0,95**	0,81	0,83	0,79	0,78	0,79	0,67
Interest free liabilities/total assets		Av. 0,31	**0,45**	0,31	0,26	0,29	0,28	0,29	0,33
Current ratio		Av. 2,2	**1,5**	2,2	2,2	2,2	2,2	2,8	2,2
JSE Securities Exchange SA performance									
Traded prices (cents per share)									
Last sale in year			***5 000***	*2 410*	*2 105*	*7 070*	*3 180*	*8 520*	*12 000*
High			**6 100**	3 360	7 200	8 400	8 900	13 650	16 500
Low			**2 410**	1 900	1 970	3 000	1 600	6 400	9 800
Weighted average price per share traded			**4 158**	2 674	3 539	5 636	3 065	10 296	11 803
Price earnings ratio			**7,2**	8,0	10,0	17,9	21,1	20,4	20,1
Edcon share price index (1997: 100)			***42***	*20*	*18*	*59*	*27*	*71*	*100*
JSE actuaries' retail index (1997: 100)			**83**	59	59	95	93	122	100
Year-end market price/net equity per share			**1,05**	0,54	0,52	1,80	0,87	2,35	3,57
Number of shares in issue (000)			**51 700**	57 445	57 445	57 376	57 376	55 732	54 196
Volume of shares traded (000)			**24 620**	33 890	39 355	34 750	27 281	8 039	3 048
Number of transactions			**3 697**	5 291	13 275	18 129	9 955	2 772	1 512
Volume traded as % of number in issue			**47,6**	59,0	68,5	60,6	47,5	14,4	5,6
Value of shares traded (Rm)			**1 023,6**	906,3	1 393,1	1 958,7	836,2	827,7	359,7
Market capitalisation (Rm)			**2 585,0**	1 384,4	1 209,2	4 056,5	1 824,5	4 748,4	6 503,6
Number of shareowners			**2 884**	3 160	1 932	2 512	12 649	446	511
Earnings yield (%)			**13,8**	12,6	10,0	5,6	4,7	4,9	5,0
Dividend yield (%)			**6,2**	4,9	4,8	2,1	1,8	2,9	2,1

(Definitions are given in note 2 to the annual financial statements)

Group Review

Earnings per share and dividends per share


cents
700
600
500
400
300
200
100
0
'97 '98 '99 '00 '01 '02 '03
□ Earnings ■ Dividends

Cash equivalent earnings and cash flow per share


cents
1 600
1 400
1 200
1 000
800
600
400
200
0
-200
'97 '98 '99 '00 '01 '02 '03
□ Cash equivalent earnings ■ Cash flow

Revenue and indexed revenue (Indexed on CFT inflation)


Rm
8 500
8 000
7 500
7 000
6 500
6 000
5 500
5 000
'97 '98 '99 '00 '01 '02 '03
Revenue
Indexed revenue

Trading density and indexed trading density


R/m²
11 000
1 0000
9 000
8 000
7 000
6 000
'97 '98 '99 '00 '01 '02 '03
Trading density
Indexed trading density

Year Number of weeks	Seven year compound growth % p.a.	2003 52	2002 52	2001 52 (restated)	2000 52	1999 52	1998 52	1997 53
Divisional analysis (Rm)								
(See accounting policy note 1.15)								
Revenue – retail sales								
Edgars		**4 817,5**	4 125,2	3 952,3	3 675,8	3 612,9	3 534,2	3 518,7
United Retail		**2 924,2**	2 584,6	2 605,1	2 535,3	2 056,9	1 863,9	1 880,8
CNA		**389,5**	—	—	—	—	—	—
Super Mart		**182,5**	—	—	—	—	—	—
Zimbabwe†		**—**	—	—	212,5	180,0	243,6	217,2
Group	7,2	**8 313,7**	6 709,8	6 557,4	6 423,6	5 849,8	5 641,7	5 616,7
Retail trading profit								
Edgars		**411,6**	296,4	228,5	223,8	162,6	277,9	380,8
United Retail		**182,8**	115,5	110,7	175,5	79,5	57,7	84,4
CNA		**(2,4)**	—	—	—	—	—	—
Super Mart		**10,2**	—	—	—	—	—	—
Zimbabwe		**—**	—	—	46,9	31,2	45,0	52,9
Manufacturing		**(7,7)**	(36,6)	3,7	(10,7)	(19,4)	9,6	7,5
Group services and consolidation adjustments		**(31,3)**	8,5	8,8	10,0	(25,4)	27,0	21,7
Group	0,4	**563,2**	383,8	351,7	445,5	228,5	417,2	547,3
Net assets								
Edgars		**936,6**	909,2	981,0	1 019,8	1 000,7	1 051,5	828,5
United Retail		**434,6**	518,8	623,8	624,5	531,9	525,1	442,4
CNA		**97,6**	—	—	—	—	—	—
Super Mart		**64,0**	—	—	—	—	—	—
Zimbabwe		**—**	—	—	85,0	71,2	129,2	87,7
Credit and financial services**		**1 694,0**	1 751,8	1 681,1	1 582,4	—	—	—
Manufacturing		**81,8**	95,4	106,1	135,8	142,2	190,2	161,2
Group services		**(936,8)**	(402,8)	(267,5)	(524,3)	969,1	734,2	603,3
Group	3,9	**2 371,8**	2 872,4	3 124,5	2 923,2	2 715,1	2 630,2	2 123,1

Other statistical data (year-end)							
Number of employees***							
retailing	**11 269**	9 716	10 282	11 725	12 570	14 079	14 622
manufacturing	**1 272**	1 050	1 463	2 776	2 685	2 770	3 020
Total	**12 541**	10 766	11 745	14 501	15 255	16 849	17 642
Number of facias	**902**	723	624	671	703	702	660
Gross trading area (000 m²)	**775**	681	718	788	820	811	776
Number of active customer accounts (000)	**3 438**	2 860	2 944	3 446	3 725	3 598	3 643

(Definitions are given in note 2 to the annual financial statements)

†*Consolidated from April 1, 1996 (previously equity accounted). Excluded from consolidation from 1 April 2001 (refer note 15). 2001 restated excluding Zimbabwe for comparative purposes.*

***Credit and financial services previously accounted for in the chains.*

****Excludes permanent part timers (PPT).*



Retail sales growth of 24%
(organic growth 15%, purchased growth 9%)

Record headline earnings per share
(up 148% to 753 cents)

New dividend policy
(moving to twice covered)

Strategic acquisitions
(CNA, Super Mart &

the board



W S MacFarlane



P L Wilmot Z B Ebrahim J D M G Koolen



T N Eboka A J Aaron

Independent non-executive directors

W S MacFarlane◆† (67)
CA(SA), FCA

Director of companies. Past Group Deputy Chairman of The South African Breweries plc. Appointed to the Board in 1982 and, after retiring from the Board in 1998, re-appointed as Chairman in 1999.

Past President of SAICA.

T N Eboka# (44)
BS Textile Engineering (USA),
BS Applied Mathematics (USA), MBA (USA)

Executive Vice-President of CSIR.

Director of companies.

10 years' experience in retail with particular emphasis on textiles and clothing manufacture.

Appointed to the Board in 1999.

Z B Ebrahim† (43)
BA, HDE

Chairman and Chief Executive Officer of Organisation Development Africa.

Experience in human resources, past President of the Institute of People Management, extensive community involvement including 12 years in the civic movement, and in organisations facilitating low cost housing delivery.

Director of companies.

Appointed to the Board in 1999.

J D M G Koolen ~ (42)
BCom (Netherlands), MBA

Managing Director of the Monitor Group.

Appointed to the Board in 2001.

P L Wilmot◆ (63)
CA(SA)

Chairman of the Accounting Practices Board; Past Chairman of Deloitte and Touche South Africa; Past President of SAICA; Deputy Chairman of The Standards Advisory Council of the International Accounting Standards Board.

Appointed to the Board in 2001. Chairman of the Audit Committee.

Non-executive director

A J Aaron◆† (70)
BCom, LLB

A senior director of Werksmans Inc., a Johannesburg firm of attorneys and a Director of companies. A senior commercial lawyer with 50 years' experience in Legal Practice.

Appointed to the Board in 1978.

Chairman of the Remuneration Committee.

Executive directors

S M Ross‡# (51)
BA (USA)

Group Chief Executive Officer.

25 years' experience in retail, with Macy's, Lord & Taylor, Sears, Philips – Van Heusen and K-Mart. Joined the company and appointed to the Board in 1998. Chairman of the Customer Service Committee.

S R Binnie* (35)
BCom, BAcc, CA(SA), MBA

Group Financial Director. 12 years' experience in senior financial positions including a major bank. Joined the company in 2002 and appointed to the Board in 2003.

A v A Boshoff (51)
BA Sociology, BA Hons Industrial Psychology

Chief Executive of United Retail

15 years' retail experience with Edcon.

Joined the company in 1988 and appointed to the Board in 2002.

M R Bowes (48)
BCom, BCompt Hons, CA(SA)

Chief Executive Group Services incorporating finance, credit, human resources, systems, property development, and Zimbabwe. Joined the company and appointed to the Board in 1990. Previous experience as a listed company financial director for seven years and before that an audit partner. Trustee of Eden Trust for advancement of Black Chartered Accountants.

Dr U Ferndale (38)
BA Hons, MA, PHD
(Human Resource Management)

Group Human Resources Director.

Joined the company and appointed to the Board in 1999. 15 years' experience in human resources with emphasis on industrial relations, employment equity and human resources strategy.

J L Spotts‡ (40)
BS, CPA

Chief Executive of Edgars chain.

12 years' experience in retail, formerly National Marketing Manager, Sears Roebuck.

Joined the company in 1999 and appointed to the Board in 2002.

** UK*
‡ USA
~ Netherlands
◆ Member of Audit Committee
† Member of Remuneration Committee
 # Member of the Customer Service Committee



We respond to their needs with differentiated product and service offerings, across the relevant retail formats, underpinned by powerful brands and incomparable customer service.



We know our customer







the statement





W S MacFarlane
Chairman

It has been a momentous year for Edcon and one in which it has certainly regained its status as the leading retailer in the semi-durable consumer goods sector of the South African economy.

Overview

It has been a momentous year for Edcon and one in which it has certainly regained its status as the leading retailer in the semi-durable consumer goods sector of the South African economy.

Looking back to the low point reached in March 1999, when headline earnings for the year had plummeted to 148 cents a share, it is quite remarkable to recognise that a compound growth rate of 50% per annum has been achieved over the intervening period and has increased these earnings to an all-time record level of 753 cents – five times greater!

This bears powerful testimony to the success of the far-reaching turnaround strategies that were initiated only some four years ago and to the revitalisation that has already taken place throughout the entire organisation.

Profitable and sustainable growth remains the driving objective, and considerable emphasis continues to be placed on maintaining and even increasing the momentum that has been built up.

Highlights

A number of other notable achievements occurred during the year, in pursuance of the growth imperative:

- Unprecedented retail sales growth of 24%, confirming the increasing significance of Edcon in the marketplace.
- The securitisation of a major portion of the accounts receivable, enabling proper separation of credit financing operations from retail activities. This transaction, completed in July 2002, generated net proceeds of R798 million, which were used to fund acquisitions, reduce interest bearing debt and finance the eminently attractive buyback of a further 5 882 044 shares.
- The acquisition of 151 CNA stores, furnishing R850 million of profitable turnover for an outlay of R130 million. A logical complement to Edcon's current offerings, it provides a great opportunity to reap further benefits through the application of the Group's proven merchandising and logistics expertise.

chairman's statement continued

- The purchase of Super Mart, a discount general merchandise cash retailer, extending the Group's coverage to an important segment of South Africa's mass lower income market.
- Integration of RAG's retail brands debtors' book, customer database and a number of its retail stores into United Retail, allowing Edcon to appreciably leverage its debtors' management competencies.

In no way has the foregoing permitted any slackening in the continued focus that is being placed on:

- improving customer service and employee efficiency levels,
- streamlining supply chain processes,
- entrenching strong merchandise management disciplines,
- underpinning the retail credit businesses through even greater attention on credit granting and collection activities, and
- consolidating back office support functions through increased centralisation and more productive use of information technology.

Success in these critical areas has provided the bedrock off which the Group's steadily improving performance is being achieved.

Results

Attributable earnings, in reaching almost R350 million, have boosted the return on shareowners' equity close to 16% – a level which indicates that the Group objective of 20% is certainly attainable in the near future.

At the year end, the effect of strong

exercise, brought about a marginally positive closing gearing situation. It is still believed that a gearing ratio of 25% of shareowners' funds would represent a very acceptable level of financial risk and that the financial capacity of the balance sheet could, thereby, be further enhanced. Considerable capacity, therefore, still exists to finance further growth in the asset base.

In viewing the Group's performance against its total stakeholder base, it is appropriate to note that the total wealth created by Edcon over the past year, as measured in the Cash Value Added Statement, exceeded R2,4 billion for the first time in the Group's history. This represents a very significant contribution to the economy of South Africa, especially when it is also recognised that over R1 billion of cash, or some 42% of the total, went to employees. By contrast, even when the effect of reducing the level of dividend cover, as has now been decided, is taken into account, the share of the total wealth created that is paid to shareowners of the Group is hardly 5%.

Sustainable development

The Board is committed to the achievement of a balance between economic performance and Edcon's impact on society and the environment. To this end, it has adopted a triple bottom-line approach to managing the affairs of the Group. As a large company in South Africa it is important that Edcon maintains strong relationships with all its stakeholders and that it takes responsibility for how its activities affect the environment in which it operates. Further information on sustain-

The Group has implemented a comprehensive HIV/AIDS policy in relation to staff and it also continually assesses the impact of AIDS on consumer spending. Management of the issue is being addressed by senior executives and the Board is confident that its initiatives will minimise the impact on our operations.

Black Economic Empowerment is critical to South Africa's social and economic transformation. Edcon recognises its responsibilities and formal initiatives have been launched to address this challenge. Strong emphasis is, and will continue to be placed on skills development, employment equity and a procurement strategy.

Ultimately Edcon's success depends on the commitment of its people and their ability to provide high quality service to our customers. The importance of human resources to our organisation is highlighted by the adoption of the "Employer of Choice" programme launched by management during the year, and it is intended that the benefits of the initiative will become pervasive and will be a crucial element of Edcon's sustainable well-being. As part of the programme, management felt it appropriate to redefine the Group's values to make them more pertinent and practical in the post-turnaround phase. The values relating to people, integrity, performance and professionalism are defined within this report and I am confident they will remain pillars of Edcon's culture for many years to come.

Corporate governance

The Group, at all levels, subscribes to the values of good corporate governance and to

SA listing requirements. It is also committed to conduct business with discipline, integrity, transparency and social responsibility. In support of this drive, Edcon has developed and implemented a formal code of ethics which guides the bases on which business is conducted and complements Edcon's corporate mission and values.

Your Directors regard responsible corporate governance as vitally important to the success of Edcon's business. The foundations which the Group has built up over the years have been enhanced further by the support provided to the Board in the exercise of its duties through three sub-committees.

The scope of the Audit and Risk Committee has been widened this year to include a risk mandate, thus further strengthening the risk management processes and reinforcing the risk awareness and control philosophy that the Group applies to its day-to-day activities.

The Remuneration and Nominations Committee approves the remuneration strategy for the Group, assesses the effectiveness of the board composition, reviews succession planning and evaluates the performance of directors and senior executives.

The Customer Service Committee monitors and reviews the level of service being rendered to our customers across all the wholly-owned retail brands in the Group.

Economy

While global markets remain depressed and characterised by economic uncertainty and

- The purchase of Super Mart, a discount general merchandise cash retailer, extending the Group's coverage to an important segment of South Africa's mass lower income market.
- Integration of RAG's retail brands debtors' book, customer database and a number of its retail stores into United Retail, allowing Edcon to appreciably leverage its debtors' management competencies.

In no way has the foregoing permitted any slackening in the continued focus that is being placed on:

- improving customer service and employee efficiency levels,
- streamlining supply chain processes,
- entrenching strong merchandise management disciplines,
- underpinning the retail credit businesses through even greater attention on credit granting and collection activities, and
- consolidating back office support functions through increased centralisation and more productive use of information technology.

Success in these critical areas has provided the bedrock off which the Group's steadily improving performance is being achieved.

Results

Attributable earnings, in reaching almost R350 million, have boosted the return on shareowners' equity close to 16% – a level which indicates that the Group objective of 20% is certainly attainable in the near future.

At the year end, the effect of strong operating cash flows and the retirement of debt facilitated by the securitisation exercise, brought about a marginally positive closing gearing situation. It is still believed that a gearing ratio of 25% of shareowners' funds would represent a very acceptable level of financial risk and that the financial capacity of the balance sheet could, thereby, be further enhanced. Considerable capacity, therefore, still exists to finance further growth in the asset base.

In viewing the Group's performance against its total stakeholder base, it is appropriate to note that the total wealth created by Edcon over the past year, as measured in the Cash Value Added Statement, exceeded R2,4 billion for the first time in the Group's history. This represents a very significant contribution to the economy of South Africa, especially when it is also recognised that over R1 billion of cash, or some 42% of the total, went to employees. By contrast, even when the effect of reducing the level of dividend cover, as has now been decided, is taken into account, the share of the total wealth created that is paid to shareowners of the Group is hardly 5%.

Sustainable development

The Board is committed to the achievement of a balance between economic performance and Edcon's impact on society and the environment. To this end, it has adopted a triple bottom-line approach to managing the affairs of the Group. As a large company in South Africa it is important that Edcon maintains strong relationships with all its stakeholders and that it takes responsibility for how its activities affect the environment in which it operates. Further information on sustainable development policies is included in this report.

The Group has implemented a comprehensive HIV/AIDS policy in relation to staff and it also continually assesses the impact of AIDS on consumer spending. Management of the issue is being addressed by senior executives and the Board is confident that its initiatives will minimise the impact on our operations.

Black Economic Empowerment is critical to South Africa's social and economic transformation. Edcon recognises its responsibilities and formal initiatives have been launched to address this challenge. Strong emphasis is, and will continue to be placed on skills development, employment equity and a procurement strategy.

Ultimately Edcon's success depends on the commitment of its people and their ability to provide high quality service to our customers. The importance of human resources to our organisation is highlighted by the adoption of the "Employer of Choice" programme launched by management during the year, and it is intended that the benefits of the initiative will become pervasive and will be a crucial element of Edcon's sustainable well-being. As part of the programme, management felt it appropriate to redefine the Group's values to make them more pertinent and practical in the post-turnaround phase. The values relating to people, integrity, performance and professionalism are defined within this report and I am confident they will remain pillars of Edcon's culture for many years to come.

Corporate governance

The Group, at all levels, subscribes to the values of good corporate governance and to applying the requirements of the second King Report and the JSE Securities Exchange SA listing requirements. It is also committed to conduct business with discipline, integrity, transparency and social responsibility. In support of this drive, Edcon has developed and implemented a formal code of ethics which guides the bases on which business is conducted and complements Edcon's corporate mission and values.

Your Directors regard responsible corporate governance as vitally important to the success of Edcon's business. The foundations which the Group has built up over the years have been enhanced further by the support provided to the Board in the exercise of its duties through three sub-committees.

The scope of the Audit and Risk Committee has been widened this year to include a risk mandate, thus further strengthening the risk management processes and reinforcing the risk awareness and control philosophy that the Group applies to its day-to-day activities.

The Remuneration and Nominations Committee approves the remuneration strategy for the Group, assesses the effectiveness of the board composition, reviews succession planning and evaluates the performance of directors and senior executives.

The Customer Service Committee monitors and reviews the level of service being rendered to our customers across all the wholly-owned retail brands in the Group.

Economy

While global markets remain depressed and characterised by economic uncertainty and the tensions of war, the South African economy has shown encouraging resilience and, somewhat against the trend, continues to grow, albeit at a modest rate.

Economic activity, and consumer confidence in particular, have benefited from the cut in personal taxes and retail spending certainly gained momentum during calendar 2002. This is confirmed by SA Reserve Bank data on consumer spending on semi-durable goods showing an increase of 9,3% in real terms. However, the relatively strong but volatile rand, together with persistently high interest rates, began to curb this enthusiasm in the last quarter of 2002 and into the early part of 2003. As inflation starts to ease, it becomes absolutely imperative that the structurally high interest rate regime is reduced, in order to avoid serious damage to our emerging economy's fragile growth capacity.

Prospects

Despite this background, the strength in Edcon's comparable store turnover in the quarter to March 2003 points to the continued resilience of our customers and their ongoing appetite for our well-priced product offering. The Edcon Board, is therefore of the opinion that the trading momentum will continue in the Edgars and United Retail chains in the year ahead, but at a somewhat slower pace than that reported for the past year. This will, however, be supplemented by a full year's turnover from our recent acquisitions and, coupled with a continued focus on operating efficiencies, shareowners can expect another rise in earnings at a rate well above that of total turnover growth.

Appreciation

The further significant strides taken by Edcon in the past year have only been made possible by the concerted and enthusiastic efforts of all management and staff. There is a new and exciting mood evident throughout the Group that characterises a winning team.

It is my delight to be joined by the non-executive directors in congratulating Steve Ross, his management team and all staff members on a job well done, and thanking them for taking the Group's performance to new heights.

We are indeed fortunate to have the skills, energy and vision of an outstanding Chief Executive Officer at the helm. We also welcome to the Board Assie Boshoff, Chief Executive of United Retail, and Steve Binnie, Group Financial Director.

The roles and responsibilities of the Board of Directors are becoming evermore demanding and formidable, and it is my personal pleasure to thank them for their commitment and valued contribution over the past year.

I would also like to thank our customers, suppliers, bankers and shareowners for their ongoing support, which is so key to the continued success of the Group.

We have in place a robust organisation with highly skilled management, and I am very confident that "the best is yet to come".

W S MacFarlane
Chairman



Aligning our business to service customers efficiently and effectively yields tangible benefits of best price, best style and intrinsic quality across our retail offering.

we have Aligned to our lifestyle needs

CHIEF EXECUTIVE'S REPORT





Edcon We make it happen

chief report



S M Ross
Group Chief Executive Officer: Edcon

Edcon's performance this year is another advance in a positive trajectory that progressively validates our strategy: to be store of choice in southern Africa for income-earning customers in the areas and categories in which we trade.

In "The Young Duke" Benjamin Disraeli refers to "A dark horse, which had never been thought of ... never even observed in the list, rushed past the grandstand in sweeping triumph."

As merchants we fret the dark horse even this year as we cross the finish line with record results. It is the nature of our business that we must be on constant guard against the arrival of operators that leverage off the most efficient new technology, newest premises, unencumbered by the accumulation of older methodologies and declining space. To hold our lead we have to perpetually reinvent ourselves, hone our efficiency, and sustain our growth. It is relevant then to begin this narrative with a review of our key retail efficiencies over time. They serve to reinforce our dedication to continuous improvement and to be the dark horse to our competitors.

Retail indices (excluding CNA and Super Mart)


index (1998: 100)
250
200
150
100
50
0
'98
'99
'00
'01
'02
'03
Units
Sales per employee
Sales per sq metre
Inventory
Store expenses

It is most important to note that Edcon's performance this year is another advance in a positive trajectory that progressively validates our strategy. The gap between revenue and expense, and sales and inventory required continues to widen. This overarching strategy, reiterated in each of my reports, is to be the store of choice in southern Africa for income earning customers in the areas and categories in which we trade. We focus on the broad lower and middle-income segments. We present them with departmental, specialty and discount offers. Our continuously improving efficiency yields benefits that we share with our customers; tangible benefits of best price, best style, intrinsic quality and incomparable service. This delivery earned Edgars first, Jet second and Sales House third place among all apparel retailers in the annual Markinor Survey for Brand Awareness and Loyalty again this year. This in turn has helped improve share of market in our core businesses by 30 basis points over the last 12 months.

There is a basis here for confidence, earned over time and resoundingly affirmed with this year's results. In the past year we have converted this confidence into action and acquired three businesses that will supplement our organic growth and help us achieve a turnover target of twelve billion rand within the next three to five years.

The flexibility and the cash necessary to fund these acquisitions without over-gearing the company is in large measure due to the successful securitisation of the debtors book in July 2002. The world-class achievements of our Credit division, with sophisticated collection and credit granting systems, managed our debt efficiently enough to sell most of it to an independent company. This sale produced the cash to buy the assets detailed below. A comprehensive explanation of this transaction is to be found in the Chief Executive – Group Services' narrative.

Core businesses

The Edcon core businesses of Edgars/ABC and United Retail including Jet, Sales House, Cuthberts and Smiley's Wearhouse, have over the past year achieved outstanding performances. The Chief Executives of both Chains give detailed accounts of their strategy and performance in their reports to come.

The combined contribution of these two chains accounted for over 93% of our reported turnover. This is the first time in Edcon's history that both Edgars and United Retail grew turnover in excess of 15% on comparable space simultaneously. This is particularly pleasing because it confirms that the consumer segment analysis and positioning which differentiates the offerings has been correct and will allow parallel organic growth in years to come.

Delivering performance in retail is not just about sales growth, but profitable sales growth. The two chains grew sales (in less space) by 15,4% over the prior year, an increase of just over R1 billion. Yet it cost them only R94 000 more in net advertising expense to achieve that growth. Their aggregate growth in gross profit rand was 22,2% or R576,5 million equating to a 57% gross profit rate on the incremental sales. The aggregate stock turn improvement of over 40% minimised markdowns. Expense growth for the two chains was 3,7% or R53 million for the year. Consequently the combined chain direct profit grew by 47,2%. In the years ahead we will look to these two engines of growth to add new locations, extend their offerings to include related product and grow their existing departments.

Acquisitions

Last year I pointed to the opportunity that remains in South(ern) Africa for the deployment of retail space for lower income customers that can only afford a discount offering. Many of these customers are presented with a limited choice of assortment from independent retailers reselling goods purchased at retail or the prospect of a long expensive taxi ride to the nearest commercial retail centre. We found an established retailer Super Mart, based in Gauteng, operating five stores selling discount dry goods. Specifically they sell music, hardware, paint, health and beauty, crockery, glassware, plasticware, stationery, schoolwear, apparel, jewellery, small electrical appliances and more; in formats between 2 000 and 5 000 square metres. We were impressed by management, the trading density, the cash flow in the business and the operating margin. They were in need of infrastructure to expand aggressively. The opportunity was seized and as of October Super Mart became a subsidiary of Edcon.

Super Mart management remains in place, Edcon will manage distribution, systems and some purchasing. Since October we have opened additional stores and as of this writing they have 12 with seven more coming before the end of our fiscal year. We believe this business will contribute over R800 million in cash sales by 2006. As we identify expansion opportunities in sub-Saharan Africa this format is being considered as a market entrant. Product synergies with the rest of Edcon include; music, apparel, footwear, stationery, schoolwear, discount health and beauty, and cellular products. Operational synergies include; distribution facilities, IT systems, human resources, group purchasing, and property development leverage.

Founded 105 years ago, CNA is the largest newsagent, bookseller and stationery store in South Africa. They also sell music, greeting cards, small and home office supplies, cellular product, DVD and interactive. CNA's recent past saw a major SA retailer sell them to an undercapitalised investment company with no retail expertise. CNA went into liquidation in mid 2002. Out of liquidation we purchased all inventory at a discount, 145 stores (of the 225 liquidated) with fixtures and fittings, the brand name and a headquarters cum distribution centre in Johannesburg.

As an acquisition out of liquidation we have taken decisive steps to re-engineer the management structure, replace the existing distribution and IT systems and overhaul store operations and processes. As purchased the stores were overburdened with a high cost of selling, poor replenishment disciplines, expensive and underutilised merchandise and planning software, and excessive distribution charges. A new team is in charge with key Edcon merchants in all critical job assignments. Retek will be fully operational by June 1, 2003 and the Edcon distribution network will be responsible from that date for product flow.

The current 151 stores will deliver over R800 million in profitable turnover in the first full year. Paying approximately a million rand a store for fully inventoried, shop-fitted premises and the best name in this type of retail was an opportunistic purchase. This was underlined by a strong strategic imperative to reach existing Edcon customers for more spend and to increase our efficiency by employing surplus capacity in credit, systems and distribution. CNA customers overlap with Edgars' customers and almost all of the purchased properties are close to Edgars' locations. There are numerous cross merchandise, cross marketing opportunities. We believe this business will exceed R1 billion of primarily cash sales by 2006.

The current test in 17 CNA stores of selling on Edcon credit has proved incremental benefit and this facility will be extended to all CNA stores later this year.

Product synergies with the rest of Edcon include; music, cellular, stationery, backpacks and toys. Operational synergies include; IT systems, distribution network, human resources management, group purchasing, store design and property development.

Retail Apparel Group (RAG) an apparel and footwear credit retailer was put into liquidation in 2002. Several components of their business were attractive to us; their debtors' book, operations in Botswana and selected SA properties and brand names. We made two successful offers, one for the debt the other for desirable properties and brands.

We quickly recovered in excess of our investment in the debtors' book. We converted all 16 retail properties to Jet branding and, after careful consideration, retired the RAG names as a defensive measure. The stores will deliver an additional R100 million in turnover at a higher profit rate as 10 of the stores are in Botswana and get the exchange benefit of trading in pula. We have added some 251 000 new account customers who converted their RAG cards to United Shopping Cards and of those 74 000 have become members of the United Club, thereby increasing our Financial Services base. RAG has been successfully absorbed into the Edcon structure.

Manufacturing division

The Manufacturing division continued to improve but at a disappointing pace. In the past year additional changes to management, discontinuing unrewarding licensing arrangements, and closing unprofitable facilities proved insufficient to offset the strengthening rand. Over the past few years we have shifted an increasing portion of production for export to capitalise on the AGOA treaty. The consequence of increasing exports to over 35% of turnover and the rapid improvement of the rand from January 2002 until March 2003 was an unbudgeted surprise, which caused a loss.

Building for Sustainable Profitable Growth (part two)

In July 2002, a month after we published our last annual report, in which my report was subtitled "Building for Sustainable Profitable Growth", the executive committee and key managers of Edcon attended a conference to chart the course for sustaining our growth. The central output of this conference was to commit the organisation to become an "Employer of Choice" in South Africa. In the Human Resources report to come you will see evidence of a steady improvement in the quality and extent of services provided to our people to support world-class performance.

As a Group we realised that to sustain our growth we need:

- highly trained people;
- highly motivated people; and
- the ability to attract the best people.

We agreed that this presented a challenge, not just for Human Resources, but for the entire organisation. We concluded that to achieve our objectives we had to measure ourselves against other companies and have submitted to the rigorous evaluation of the annual Deloitte & Touche "Employer of Choice" survey as an independent benchmark of our progress. A committee was formed which I chair that directs the important work of six sub-committees; leadership, communication, training, employee care, compensation, and social responsibility. Merchants, operators, service personnel as well as Human Resource managers populate these teams. A calendar has been devised detailing an action plan for the communication and adoption of the changes required to ensure highly trained and motivated people. Our collective efforts will also ensure that prospective employees recognise Edcon as **the** place to work in retail.

We decided the best way to begin this wide reaching exercise was with a review of our company values. The values that had guided Edcon thus far were crafted in a different time and were not a product of all constituents. In review, we felt the sentiments of the nine stated values of the company were sound. However, we were uncomfortable as to the extent that the general organisation actually knew much of them, or understood how they applied in their working lives. Much has been written on the subject of values-based corporate culture and common to all thinking is cognisance of the fact that for values to have any merit for a business they must be completely understood and "lived" from the top to the bottom of the organisation. With this in mind, we engaged our Employment Equity Committee, constituted by a diverse cross-section of staff and management, representing all colours, both genders and the disabled. Working together we distilled a set of four core values that satisfy the expectations of our entire organisation and if faithfully applied will deliver the cultural and business results we desire.

We value people, integrity, performance and professionalism. In the front of this report we present the precise meaning we give to our values. The challenge now is how we manage these values practically. While at work, all employees carry these definitions of our four values on a laminated card. The presentation of the values to Edcon employees was accomplished through a one-hour show presented in every key metropolitan area directly reaching 95% of our organisation. The *Edcon Vibe*, our monthly house newsletter, will feature detailed articles on each value and a comic strip illustrating a value story. Beginning in May an industrial theatre troupe will bring to venues around South Africa a stage show dramatising and explaining our "values in action". By the end of July, when this process is complete our entire group will be well versed in the values we have agreed upon. Consequently, this will enable more effective channelling of the energy we devote to our ambitions to be an "Employer of Choice". Running concurrently with the adoption of values are initiatives on leadership development, which will involve the implementation of 180 and 360-degree reviews, advanced and condensed training programmes, and psychometric testing. We have determined that our role in the community is integral to our success. You will see in later narrative that we have a programme of giving and participation that enlists the support of the entire company. Under the heading Employee Care we focus on recognition schemes, home/work life balance, and HIV/AIDS programmes. After 25 years we are revamping our headquarters to create a modern work environment. These and many other steps are being comprehensively communicated to the entire organisation through the *Edcon Vibe*, poster programmes and radio communication through the Edcon broadcast system. Please refer to Dr Ferndale's report for elaboration on this programme and the training and compensation progress made in the past year. Our ability to distinguish ourselves as people and as an organisation will be the ultimate competence to deliver sustainable profitable growth.

Growth will come from the ongoing success of our primary revenue generators Edgars and United Retail, the turnaround of CNA and the aggressive expansion of Super Mart. We will continue to scan the market for acquisition opportunities that make sense; that are well priced dry good retail operations or financial service businesses that can leverage off our systems and distribution infrastructure efficiently, and return in the short term a premium to W.A.C.C. Our maximum gearing benchmark remains 25% for the year ahead.

Appreciation

This has been a year of wonderful achievement simply not possible without first-rate team performances. The expression "firing on all cylinders" aptly describes the efficient, effective, interdependent operation of a team of high-energy executives. There would have been no securitisation without Mark Bower and Ian Wood's careful management of every phase of this complex process. Graham Evans spent part of the cash realised in that transaction to negotiate three tough deals and deliver two important components of our future growth, CNA and Super Mart. Henri Slabbert modified our systems to accommodate those acquisitions, new debtors' books, the assimilation of Smileys' merchandise system into Retek and other extracurricular projects without additional cost to the company. Assie Boshoff (United Retail) and Jon Spotts (Edgars), with their teams ran their businesses so well that market share growth for the last six months in Ladies', Men's, Boys', Girls' and Footwear was dynamic. The functioning of the corporate body that enabled all of this is a testament to the service provided by Dr Ferndale and his team in Human Resources. And they are part of a bigger very dedicated professional team that knows how to compete and win. They are all capable of greater things and they will deliver.

I would like to acknowledge the tremendous improvement at United Retail engineered by Assie Boshoff, their Chief Executive. He was appointed to the Board of Directors in 2002. I welcome Steve Binnie, Group Financial Director, to our Executive Committee and our Board of Directors. We look forward to his contribution. Jay Moonsamy joined us in February as the Chief Executive of VOC our manufacturing operation based in Tongaat. He brings 27 years of production experience to this assignment and has joined the Executive Committee. I also welcome Martin Deall to the Executive Committee in his capacity as Merchandise Logistics Executive for the Group, a new position. I thank the Board for their ongoing support, challenges, insight and conscientious participation in the matters of the Group. Selwyn MacFarlane has been instrumental once again this year, both with guidance on securitisation and applying aspects of the King II report on corporate governance to our governance. The thorough preparation, the attention to detail and the vision he holds for our success are hallmarks of his stewardship as Chairman. Shareowners and management are extremely fortunate to have such a well-conceived, well-managed Board.

It is wonderful to work in a place where "the best is yet to come" even after such a great year!

S M Ross
Chief Executive



Proficient employment of our trading space, our state-of-the-art systems and strong financial base, driven by a culture of inspired performance and operational discipline, ensures sustained delivery of our proposition to customers and value to shareowners.





we are Organised for operational excellence

CHIEF EXECUTIVE – GROUP SERVICES







group report





M R Bower
Chief Executive: Group Services

It has been a rewarding and most satisfying year for the Corporate Services team as it delivered an ever-improving and highly professional service to its customers – both within Edcon and outside.

It has been a rewarding and most satisfying year for the Corporate Services team as it delivered an ever improving and highly professional service to its customers – both within Edcon and outside.

Highlights and major achievements include the ground-breaking securitisation of the Group's debtors, coupled with an investment grade rating (on a South African scale) for Edcon from Moody's, our international rating agents. Furthermore, skilled credit management ensured that 86% of debtor accounts remained current and bad debt was limited in an environment of relatively high interest rates.

Great progress has been made on Edcon's journey to become an "Employer of Choice" as the Group's core values of people, integrity, performance and professionalism become cornerstones of every employees' working life.

This initiative has been extended to and integrated with our drive to transform ourselves in accordance with national policy and become a leading example of corporate social responsibility in action; through our presence as a corporate partner to civic society in the quest for social and economic stability and as a business infused with the principles of sustainable development. Much progress has been made moving from policy delineation to implementation in all these respects.

Operationally, our staff responsible for distribution can be justly proud of their achievements as they again lowered their operating costs, shortened delivery times and contributed meaningfully to the improvement in merchandise stockturns.

The property and architectural department staff, all professionals in their field, played no small part in the achievement of Group results by effectively managing retail space and rentals and through efficiently fixturing and refurbishing our stores to world class standards.

The finance department's quest to communicate accurately, openly and informatively with all stakeholders was again recognised and awards were received from The South African Institute of Chartered Secretaries and from Ernst & Young in their "Excellence in Corporate Reporting" survey.

Finance

As indicated in last year's annual report, Edcon is managed from a financial perspective, within a strict framework of financial objectives and constraints. It is particularly pleasing to record significant improvements in all key financial measures in the current year. The achievement of Edcon's ambitions is now clearly in sight.

		Achievements	
	Targets	**2003**	2002
Return on shareowners' equity	20%	**15,5%**	7,5%
Operating profit to retail sales	10%	**7,4%**	4,9%
Financing cost cover (times)	5,0	**13,9**	5,2
Gearing ratio – post-securitisation	0,25	**(0,05)**	0,16
Stockturn (times)	5,5	**4,7**	3,8







S R Binnie
Group Financial Director

Earnings

In order to obtain a meaningful comparison with the prior year we have analysed the income statement as follows:

		2003		2002	
	Total Rm	**Acquired Rm**	**Existing Rm**	Total Rm	Change %
Revenue – retail sales	**8 313,7**	**572,0**	**7 741,7**	6 709,8	15
Cost of sales	**5 107,0**	**375,1**	**4 731,9**	4 264,1	11
Gross profit	**3 206,7**	**196,9**	**3 009,8**	2 445,7	23
Store costs	**1 595,9**	**134,6**	**1 461,3**	1 381,1	6
Other operating costs	**1 053,3**	**54,5**	**998,8**	684,3	46
Retail trading profit	**557,5**	**7,8**	**549,7**	380,3	44

Organic sales growth of 15% was achieved with 4% less retail space. Consequent comparable store sales growth of 19%, driven by continued improvements in product and service, highlights Edcon's ability to further increase its market share.

Credit sales, measured as a percentage of total retail sales decreased from 66% the previous year to 63%. This was as a result of the integration of the cash businesses of CNA and Super Mart and the maintenance of the Group's conservative credit granting policies. Trading density (sales per square metre) climbed by 12% while sales per retail employee rose by 14%.

Merchandise management remained a focus for the Group and improved buying margins combined with a lower markdown requirement saw the gross profit margin rise from 36,4% to 38,6%.

Store costs continued to be well controlled and the existing businesses showed a nominal 6% increase. Consequently, the cost of selling percentage for existing businesses dropped from 20,6% to 18,9% of sales. The newly acquired businesses are reflecting a rate of 23,5% which suggests there is scope for improvement as they become integrated into Edcon's disciplines and methodologies. However, the overall cost of selling percentage at 19,2% is now within the 19,5% target set by management and underscores the Group's ability to tightly manage its costs. The improved ratio can be attributed to better trading densities, lower stock losses, enhanced staff productivity in the stores and the space reduction strategy.

The Group made the appropriate provisions for staff profit share payments and provided for leave pay on a total cost to the company basis. Notwithstanding these charges the existing chains managed to achieve a 47% growth in direct chain profit.

Other operating costs increased by 46% during the year. Management accelerated the amortisation period for computer software from five years to three years, resulting in an additional charge of R62 million to the income statement. Furthermore goodwill amortisation of R38 million is included in corporate costs, as is a R14 million provision for onerous rental contracts and a R27 million additional leave pay provision based on the total cost to company. If these once-off expenses are excluded from the growth, the other operating costs would have risen by 24%. The remaining increase can be attributed to the further consolidation of support functions into the corporate head office, investment in the systems infrastructure and profit share provisions.

Edcon's credit and financial service business delivered an outstanding contribution and converted a loss of R55 million last year to a profit of R52 million. A more detailed analysis of the reasons for this turnaround is included later in this report.

Operating profit before financing costs as a percentage of sales improved from 4,9% to 7,4% and the Group remains on track to attain its objective of 10%.

Net financing costs reduced as a consequence of the significantly lower utilisation of borrowings following the securitisation of the debtors, partially offset by the higher interest rates during the year. In addition the Group incurred R33 million foreign exchange losses, primarily because of the stronger Rand exchange rate being applied to foreign denominated assets.

Financing costs cover improved from 5,2 times last year to 13,9 times in the current year.

The effective taxation rate of the Group increased from 35,2% to 39,1% mainly as a result of the Secondary Taxation on Companies charge incurred on the repurchase and cancellation of 5,7 million shares.

Earnings attributable to ordinary shareowners effectively doubled to reach R347 million. The past year's earnings have proved to be record breaking for Edcon. The Group managed to generate substantial growth from its existing businesses and this improvement was supplemented by new acquisitions.

A re-evaluation of the dividend strategy was undertaken by the Board and a decision was taken to alter the dividend policy from a cover of 2,6 times to 2,0 times. The new policy was only applied to the second half earnings but its full year impact will be reflected in the coming financial year.

No inflation statement has been prepared as the recent rise in the inflation levels to only 5% in the clothing sector is considered to be temporary and the rate is expected to reduce to lower levels in the forthcoming year.

Divisional results

Chain	CFT sales % change	Cellular sales % change	Total sales % change	Space reduction % change
Edgars	16	38	17	(4)
United Retail	13	14	13	(3)
Total (including acquisitions)	23	32	24	14

The Edgars chain regained market share by increasing its CFT turnover by 16% and cellular revenue by 38% with 4% less retail space. Significant benefits are now materialising from the chain's merchandise strategy, focus on customer service and the improved employee efficiency levels. As a result, the chain increased its trading profit by 39%.

United Retail, incorporating Jet, Sales House, Cuthberts and Smiley's Wearhouse, made great strides during the year and achieved CFT turnover growth of 13%, despite trading in 3% less retail space. The chain is now realising the full benefit of the space and inventory management changes implemented over the past year. This process has improved the chain's performance dramatically and is reflected in the 58% improvement in trading profit.

The CNA chain's trading was hampered by difficulties in rebalancing merchandise ranges. The integration of CNA with Edcon's systems, distribution and support infrastructures is proceeding according to plan and sales for the period have met Edcon's targets.

Super Mart, the Group's newly acquired general merchandise discount retailer, in spite of inflationary pressures and higher interest rates and their impact on lower income earners, performed satisfactorily and achieved a trading profit of R10 million for the six months since acquisition.

The Group's manufacturing division, operating as Celrose, Studio and Reactor, experienced difficult trading conditions and in particular was hampered by the strength of the Rand. Notwithstanding the problems, the division managed to reduce its loss from R37 million to R8 million, on the back of the restructuring measures announced last year.

Cash flows

The quality of earnings is demonstrated by the significant increase in the attributable cash flow per share to 1 445 cents. This represents a realisation rate of 143% on the cash equivalent earnings per share of 1 012 cents and is further underscored by the substantial improvement in the Group cash "EBITDA" from R530 million last year to R907 million.

Inventory growth was triggered by the need for the Edgars chain to maintain sufficient stock levels to meet increased demand within stores and the drive to boost the quality of CNA and Super Mart merchandise. This was partially offset by a reduction in stockholdings in United Retail. The rise in accounts receivable and accounts payable is a natural consequence of the improved trading performance of the Group and the associated increased volume of activity.

After paying financing costs, taxation and dividends, net cash retained and available for investing and financing activities was R623 million.

Capital expenditure remained tightly managed and within budget of R157 million. Spending, excluding R35 million in the new acquisitions, was limited to R142 million, with R73 million being reinvested in Edgars and United Retail stores, R49 million on computer equipment and the balance on sundry equipment.

The securitisation of certain receivables was completed in July 2002 and resulted in OntheCards Investments (OtC) acquiring, on a non-recourse basis, certain receivables from Edcon and Nedcor (in respect of their Edcon receivables). The transaction unlocked value for Edcon shareowners and gave Edcon access to a lower cost of funding via the capital markets. The transaction generated net proceeds of R798 million and ensured Edcon had sufficient liquidity to finance the acquisition of CNA and Super Mart, for R138 million and R86 million respectively. Further cash resources of R252 million were utilised in the purchases of the RAG assets, a deal which allows Edcon to leverage its debtors management competencies.

After investment activities, the cash available for financing activities amounted to R809 million. This allowed the Group to reduce its interest bearing debt by a considerable R393 million and to fund the continuation of the share buyback programme, announced last year, with R324 million.

A total of 5 882 044 shares were purchased for R324 million in an initiative which reduced the Group's excess capital. Assuming no shares had been bought back this year, headline earnings for the year chief executive – group services' report continued

would have been 745 cents compared with the 753 cents actually recorded. If the buyback had taken place on 1 April 2002 headline earnings per share would have been 756 cents. The buyback reduced the net asset value per share to 4 761 cents from a theoretical 4 865 cents without the repurchase. No further share buybacks are envisaged for the foreseeable future.

The wealth created for Edcon's stakeholders through cash value added increased from R2 021 million to R2 402 million. The benefit is shared amongst all stakeholders. A significant portion (42%) was received by employees and externally, landlords and the state were allocated 20% and 4% respectively. A further 4% was distributed to shareowners by way of a dividend and 3% was paid to lenders. The cash retained in the business to fund future growth amounted to R623 million.

Balance sheet

Total assets increased by a nominal 3% reflecting the new businesses now incorporated into the balance sheet, goodwill as a consequence of the Super Mart acquisition and the securitisation. Non-current assets rose as a result of unamortised goodwill and a R400 million investment in the securitisation transaction.

The improvement in the Group's merchandise management disciplines is reflected in the noteworthy improvement in the stock turn from 3,8 times to 4,7 times in the current year. The percentage of carryover stock continues to decline and provision has been made for any possible obsolete holdings.

The Group's bad debt write-off and doubtful debt provisioning policies remain consistent with prior years and management is satisfied it has adequately provided for any deterioration in the receivables as a result of higher interest rates.

The Group's interest bearing debt has now shrunk to R183 million as a consequence of the securitisation and we expect to repay the remaining balance in the forthcoming year.

Activities and processes within the Group's treasury function are managed within set policies and procedures, benchmarked against the Association of Corporate Treasurers of South Africa's (ACTSA) Charter of Best Practice in Treasury Management. Responsibilities of the treasury include the management of interest rate, foreign exchange and liquidity risks for the Group. Exposures are managed within well-defined limits of authority and all financial instruments are on the balance sheet in accordance with AC133. In line with the Group policy of limiting uncovered foreign exchange exposure, there were no uncovered foreign exchange liabilities net of export proceeds at year end. An overriding philosophy of Edcon's treasury operation is that derivative transactions will only be concluded for hedging purposes and no speculative trading is permitted.

The strength of Edcon's financial position is emphasised by the positive cash and cash equivalents, net of interest bearing debt, of R115 million at year end. Further flexibility is provided by the R865 million in borrowing facilities available, which are more than adequate to meet peak borrowing requirements. The Directors remain satisfied that the going concern concept is still applicable and the Group has adequate resources in place to continue in operation for the foreseeable future.

Credit

After a marked improvement in the quality of the debtors' book last year, it is most gratifying to report further advances in the period under review. Profitability improved substantially as the average usury rate rose from 24% to 27% and the margin between the usury and prime rates widened from 10% to 11%. At the same time net bad debt to debtor balances managed fell from 9,9% to 6,6%, thus boosting profitability. In addition the percentage of all customers, excluding ex RAG accounts, which was current and able to purchase improved from 85% to 86%. This is commendable given the inflationary pressures on customers – particularly from rapidly rising food prices – and the steep increase in interest rates over the past year.

As outlined before, the most notable achievement for the period was the successful conclusion of the first full securitisation of consumer debt in South Africa. Edcon unequivocally transferred the risks, above a predetermined level, and rewards, of its debtors, on a non recourse basis, to an independent company OntheCards (OtC), through the sale to it of R2,4 billion of receivables. In terms of the transaction, debtors of R1,2 billion, previously financed by Nedcor, together with Edcon owned debtors, with accounts opened prior to November 1999 amounting to R1,2 billion, were sold to OtC on 29 July 2002. These purchases were financed by the issue of:

- R1,73 billion in triple-A rated notes issued at 90 basis points above Johannesburg Inter Bank Agreed Rate (JIBAR);
- R200 million in triple-B rated notes issued at 220 basis points above JIBAR; and
- R370 million in a subordinated loan from First Rand Bank Limited secured from the bank's perspective through a credit default swap with Edcon. This amount accordingly represents Edcon's full potential exposure to the OtC operation.

Since inception, OtC has functioned efficiently and effectively, with the transfer of funds for new transactions and collections taking place daily. Results of OtC's operations are published quarterly for OntheCards on the internet at www.rmb.co.za. To date all indicators of risk are substantially below trigger levels. With bad debt below expectation and collections above plan, after tax retained income in OtC was R19 million for the period to March 2003. This provides a further cushion should the bad debt experience in OtC deteriorate in the year ahead.

A comparative analysis of the performance of the company owned book is difficult in this, the first year of securitisation, as Edcon's book has reduced from R1,8 billion last year to R1,3 billion; the Nedcor financed book has been sold and OtC has financed gross debtors of R2,4 billion (last year nil). As a result, interest from customers, previously earned by Edcon, is now accounted for by OtC, while interest paid by OtC is reflected in the discount on the sale of debts to OtC. Accordingly, it is more appropriate to monitor Edcon's total cost of financing both its debtors and other net assets. On this basis, as indicated below, the Group's total cost of financing fell from R119 million last year to a commendable profit of R8 million.

TOTAL COST OF FINANCING	**March 2003 Rm**	March 2002 Rm
Cost of credit	**(38)**	(111)
Financial services profit	**90**	56
Credit and Financial Services profit/(loss) (per income statement)	**52**	(55)
Notional financing costs allocated on own debtors	**(224)**	(197)
Total cost of credit	**(172)**	(252)
Net financing costs (per income statement)	**(44)**	(64)
Notional financing receipts allocated	**224**	197
Group net financing receipts	**180**	133
Total profit/(cost) of financing	**8**	(119)

CREDIT AND FINANCIAL SERVICES		
OntheCards		
Initial discount	**(47)**	
Discount	**(66)**	
Other income	**33**	
Net loss	**(80)**	
Nedcor	**3**	(3)
Edcon		
Interest from customers	**332**	220
Net bad debt	**(85)**	(104)
Doubtful debt provision	**(42)**	28
Release of provision	**50**	—
Other interest/cost	**7**	(8)
Net profit	**262**	136
Collection costs	**(259)**	(244)
Profit from Financial Services	**90**	56
Profit on purchase of RAG book	**36**	
Net profit/(loss)	**52**	(55)

STATISTICS	**March 2003 Rm**	March 2002 Rm
Weighted average usury rate (%)	**27,1**	24,2
Margin between usury and prime interest rates	**10,9**	9,7
Growth in credit sales (%)	**17,4**	1,8
Growth in collections – total book (%)	**11,9**	2,9
Debtors books – gross (R millions)		
Own book	**1 305**	1 820
Less provision	**(87)**	(95)
Ex RAG gross debtors	**75**	—
Less provision	**(48)**	—
OntheCards/Nedbank	**2 398**	1 293
Total	**3 643**	3 018
Cash sales as % of total sales	**36,9**	34,1
Number of active accounts (000)	**3 438**	2 860
Net write off to debtors balances % (incl. VAT) – own book	**5,8**	7,8
Net bad debt write off to credit transactions % (incl. VAT) – own book	**2,5**	2,7
Doubtful debt provision as % of debtors (excl. RAG)	**6,7**	5,8
% Able to purchase – total book except ex RAG accounts	**85,7**	84,9

At an operational level, these sterling results were achieved through further tightening of new account entry criteria ahead of rising interest rates, extensive use of state-of-the-art technologies and a highly efficient and disciplined collections operation.

Application score cards were reviewed regularly during the year resulting in rejection rates of 70% in Edgars and 80% in United at year end. This conservative stance has insulated the book from escalating bad debt currently being experienced in the market in general. Consequently, net bad debt to credit transactions, based on Edcon's consistently applied policy of recognising contractual and recency ageing, was reduced from 5,25% last year to 4,72% for the Edcon and OtC books. As inflation and interest rates fall in the months ahead, Edcon has the capacity and expects to accept an increase in new customers as currently marginal customer cells become profitable again.

In an attempt to increase sales to good customers and reduce attrition rates, propensity to spend and attrition score cards were developed and implemented during the year. At the same time, collection capabilities were enhanced by doubling the number of collection seats enabled with power dialling. This, coupled with improved payment projection score cards, has improved collection productivity substantially.

These superior collection capabilities facilitated the purchase of over 527 169 debtor accounts – at short notice – from the liquidators of the Retail Apparel Group (RAG). After paying R160 million for debtors with a face value of R345 million, further charges of R125 million for goods and interest were debited to these accounts before new accounts were opened in Edcon's books. The initial outlay was recouped within four months and a profit of R36 million has been recorded this year in respect of this book. The balance on these accounts is currently R75 million with a provision of R48 million. Any collections in excess of the net carrying amount of R27 million will be recorded as a profit in the coming year.

More important than the returns on this collection activity, however, are the new accounts Edcon has opened from the RAG database. Of the initial accounts, some 463 102 customers were new to the Edcon Group and qualified for Edcon accounts. Of these, 251 353 have collected their new Edcon store cards, with strategies in place to attract the remaining customers to Edcon stores. This boost to the Edcon account base was most welcome in a period in which it is difficult to attract new credit worthy customers to credit products. During the year the Group also purchased the remaining Jet accounts financed by First National Bank for a consideration of R27 million.

In spite of stringent entry criteria and strict collection procedures there has still been some deterioration in the older ages of Edcon's book. This trend is less pronounced than among our competitors, based on an independent benchmark report which stated that "Edcon is well positioned in terms of percentage delinquent balances and has performed better than the industry average overall". Nevertheless, past experience indicates that retail debtors' books deteriorate as interest rates rise and bad debt in Edcon has traditionally increased some 13 months after an increase in the usury rate. Mindful of this, management has provided conservatively for future bad debt.

Recognising that the credit infrastructure can handle increased volumes, the credit division embarked on a new venture and acquired the Arthur Kaplan debtors' book with an agreement to finance and administer their book in the future. This modest initial investment of approximately R10 million served as an excellent proof of concept and confirmed that Edcon has the capability of running and possibly financing credit for third parties. Further processing discussions, without financing implications, are currently under way and these initiatives are expected to become operational in the year ahead, thus reducing the average cost of administering each Edcon account.

The usury rate is expected to decline progressively through the year from its current 29% to 26% by March 2004. On this basis, the average margin between the usury and prime rates is expected to be 11,2% compared with the 10,9% recorded in the current year. Bad debt will, however, be higher as the full impact of the current high interest rates works its way through the book. Nevertheless management is satisfied that the doubtful debt provision is adequate to cushion this deterioration. As a result, next year's budget anticipates a satisfactory improvement at the cost of credit level (current year R38 million cost) while the total profit from financing, with net cash on deposit next year, is expected to increase from R8 million this year to a profit approaching R100 million.

Financial services

The profit of R90 million from this division exceeded last year's published budget of

R80 million, once again confirming that these products are meeting customer needs. The major contributor to profitability was the credit life Account Protection Product which insures the balance on a customer's Edcon account for death, disability and retrenchment at a highly competitive rate of 30 cents per R100 of balance per month. A total of 2,6 million policies have been written for this product and claims ratios, although higher than last year, have remained within acceptable levels. Since the inception of this product, over 15 000 account balances have been cleared.

Cellphone insurance, covering loss and damage to 300 000 phones at a rate of R33 per month, contributed to chain profitabilities but is not included in the financial services profit centre.

Edcon's clubs have offered limited funeral insurance to members for many years, but market research indicated that the cover offered was inadequate in many instances. A top-up policy for the whole family was launched in United Retail late in 2001. To date just over 300 000 customers have enrolled for this product at a premium of R33 per month. A similar product is currently being marketed in Edgars stores. Insurers' past experience indicates that cancellation rates are high on new products. Accordingly, conservative actuarial reserves for future claims and lapsed policies have been raised by the insurance vehicles underwriting all the Group's insurance products.

Edcon utilises Hollard Insurance Company's insurance licences to underwrite the bulk of its insurance related activities. We will continue to build on this very successful strategic relationship to offer our customers insurance products and services that satisfy their needs, whilst simultaneously building loyalty to Edcon's well established retail brands and Clubs.

United Retail continued to offer a Maestro debit card to customers in collaboration with the Standard Bank. Various processes are still being tested in store to determine the optimum distribution channel for this product.

A pilot programme with BOE Bank/Nedcor saw the launch of the Edgars Maximum Visa card to 20 000 selected customers during the year. Early indications have been positive, but further evaluation of the impact on a customer's spend at Edcon stores is required, before the product is offered to a broader base.

New products, coupled with an enhanced customer centric computerised management and reporting facility, will boost profitability and conservative estimates reflect income in excess of R110 million from the financial service division in the year ahead.

Supply chain

The Group's distribution functions again produced significant productivity gains and the cost of distribution declined further from 1,88% of throughput last year to 1,80%. In addition, the time taken to distribute merchandise has fallen by 40% in the last year with the resultant positive impact on stock turn. In spite of steep diesel price hikes and inflationary pressures in the last year, the cost to distribute and deliver a unit of merchandise rose by only 2,65%. By June, distribution of CNA goods will be fully integrated into the Edcon supply chain with considerable advantages for the Group. In addition, new picking techniques, using radio frequency technologies, with resultant reductions in lead times, will be extended to all distribution centres by July.

Property development

It was another rewarding year for the property development department as they incorporated newly acquired ex RAG, Super Mart and CNA stores, facilitated a 5% reduction in retail space in Edgars and United Retail, re-negotiated leases, designed and fixtured new stores and reconfigured existing stores.

16 ex RAG stores (9 000 square metres) were converted into United Retail stores while seven newly acquired Super Mart (22 645 square metres) and 151 CNA stores (81 000 square metres) were incorporated into the Group. 36 new Edgars/United Retail stores (28 000 square metres) were opened, while 50 outlets (47 000 square metres) were closed and handed back to landlords or reduced. 28 stores were revitalised.

Following the above changes, the Group ended the year with 739 Edgars/United Retail facias in 426 physical stores (655 000 square metres), compared with 723 facias last year, 12 Super Mart stores (40 000 square metres), 151 CNA stores (81 000 square metres) and total space of 775 000 square metres compared with 681 000 last year. Excluding the newly acquired ex RAG, Super Mart and CNA stores, space was reduced by 5% from 681 000 square metres last year to 646 000 square metres and has been reduced by 12% from the March 2000 base of 733 000 square metres (excluding Zimbabwe).

To effect changes in Edgars and United Retail, including the RAG conversions, capital expenditure at R65 million (R39 million in Edgars and R26 million in United Retail) was above the budget of R57 million indicated in last year's report.

Many landlords have finally recognised that the retail property market is over saturated in many areas. As a result, retailers have been able to renegotiate favourable rentals at lease break dates. Through this process, we achieved rental savings of approximately R43 million, when compared to existing lease terms. These will be enjoyed over the next five years, and are after saving R59 million on a similar basis in the year to March 2002.

Edgars opened new stores in Mbabane and Gaborone as well as seven new Red Square stores. New United Retail stores were commissioned in Three Rivers, Wonderpark, Oshikati, Gaborone, Phalaborwa and Blue Route. Super Mart's aggressive opening plan saw new stores opening in the last six months in Middelburg, Benoni, Mabopane, Bloemfontein and Nelspruit.

12 major refurbishments were completed in Edgars including the revitalisation of Cresta, Tygervalley, Fourways, Westville and Eastgate stores. 16 United Retail outlets were renovated including Cresta, Bloemfontein and Queenstown.

As the two CFT chains gain market share, it is evident that the Edgars and United Retail formats can move into trading nodes previously not considered viable. A relatively aggressive capital expenditure programme of R204,2 million (R126,7 million in Edgars, R24,9 million in United, R24,9 million in CNA and R27,7 million in Super Mart), covering an additional 42 000 square metres, has been approved for the year ahead.

Major new store openings for Edgars will include units in Mitchells Plain, Shelly Beach and East London for United Retail, two stores in Botswana, Mitchells Plain, Gateway, Krugersdorp, Windhoek and Pietermaritzburg; and for Super Mart, Pietermaritzburg, Southgate, Klerksdorp, plus four additional new stores.







Dr U Ferndale
Group Human Resources Director

Human resources report

In our pursuit to be an "Employer of Choice", we continued to implement world-class HR practices to create an inspirational work environment for our staff.

People Resourcing and Assessment

We successfully centralised all our recruitment functions and are on our way to providing prospective candidates with a recruitment experience unparalleled in the country. Our people assessment initiative has facilitated an improvement in the calibre of staff employed and has therefore enhanced our people management decisions.

Performance Management and Rewards

Edcon has consolidated its position in the retail industry by attracting, retaining and motivating staff through innovative performance linked reward and incentive schemes. These schemes have played a major role in creating a culture of performance within the Group.

The individual goals of staff have been aligned with corporate goals. All employees, including bargaining unit staff, previously excluded from the performance management system, now have a performance contract. Every employee's performance is assessed against his/her goals. All staff members participate in an incentive scheme that rewards superior performance. The base pay increases for staff outside of the bargaining unit are now also directly linked to their level of performance.

20% of the goals of all managers and supervisors were linked to a human resource index that measures progress in employment equity, training, the improvement on perception survey results and the effectiveness of performance management.

We continuously benchmark our remuneration packages against our competitors and the general market.

People Development

People development is a key component of our strategy to ensure that all employees have the opportunity to develop to their full potential. Edcon complied with all relevant legislation governing training and development in South Africa. Our Workplace Skills Plan has been submitted timeously for the past year and was approved by the relevant authorities.

Bursaries are available to all staff and serve to feed high calibre, appropriately qualified and competent staff into more senior positions. Edcon continues to offer internship programmes for Psychologists and the TOPP (Training out of Public Practice) programme for Chartered Accountants. A highly regarded buyer and planner trainee programme was successfully relaunched in the past year. As part of our strategy to ensure that more black employees are integrated into the mainstream activities of the business, the majority of trainees on this programme were black.

A pilot e-learning programme is also being pursued in an attempt to reduce education costs, expand the courses on offer and make training more accessible to staff. All Edcon's training programmes are currently competency based. Staff are assessed against the competency requirements of their respective positions and are trained to bridge identified gaps. To ensure that training remains relevant, we rely heavily on the inputs of a Training Committee represented by both management and labour. In support of our employment equity strategy, the majority of delegates on training programmes at Edcon are from previously disadvantaged groups.

Perception Survey

A culture survey has once again been conducted to determine the levels of job satisfaction amongst our staff. The findings indicate another statistically very significant improvement in how the company is perceived internally.

Leadership

Edcon understands that the sustainability of its turnaround and future success depends on the quality of its leadership. All supervisors and managers will be evaluated in the year ahead on the efficiency of their leadership practices. To this end a 360-degree review process for top management has been introduced.

Targeted programmes through tertiary institutions, locally and abroad, have been selected for the development of the leadership competencies at senior level. Well-known speakers have been invited monthly to address the top 100 managers of Edcon on a range of relevant leadership/HR topics.

Employment Equity

As stated in previous annual reports, Edcon regards its employment equity programme as a business necessity to ensure that the potential of its diverse staff base is maximised in the interests of the business. Significant progress has been made in our efforts to change the demographics of our workforce profile.

72% of our staff are female and 83% are black. Almost half of management staff are black (48%) and/or women (47%).

Full consensus with all stakeholders was again achieved regarding the employment equity plans and strategies for the past year and a progress report were submitted to the Department of Labour.

The Employment Equity Forum, chaired by the Chief Executive Officer and representing all stakeholders, continued to contribute to the passionate pursuit of our employment equity initiatives.

To facilitate the advancement of black people into more senior positions, an assessment strategy has been compiled to assess potential amongst prospective candidates.

Stereotype reduction and diversity workshops continued to contribute to the creation of a culture embracing diversity.

Employment equity objectives are integrated in the management bonus schemes thus creating the required focus.

Our employment equity strategy is based on the following principles:

- Structures and resources exist to coordinate and monitor the implementation of employment equity.
- The profile of employees at all levels must reflect the demographics of the country over time.
- Policies, procedures, practices and facilities must be equitable.
- The culture of the company should be conducive to employment equity and sustainable business growth.
- Equal opportunity must exist for women.
- Discrimination against disabled employees must be eradicated.
- All legislative requirements regarding employment equity must be met.

Below are the employment equity targets for the current financial year and our current status compared with last year.

CATEGORY	30 March 2002	**29 March 2003**	**Targets for March 2003**
Senior management	9%	**21%**	**12%**
Management	43%	**48%**	**50%**
Skilled	68%	**76%**	**70%**
Semi-skilled	89%	**90%**	**88%**
Unskilled	95%	**94%**	**95%**

Restructuring and Retrenchment

In an ever-changing environment, restructuring and retrenchment is unfortunately a permanent feature of dynamic businesses. To sustain staff morale, a restructuring/retrenchment committee has been established to facilitate the flexibility required by the business and, at the same time, to ensure that any form of restructuring is fair and complies with the law.

HIV/AIDS

Edcon is addressing the human tragedy that is being caused by the HIV/AIDS epidemic both internally and externally. The main objective of our internal HIV/AIDS programme is to minimise its impact on the Group. More detail on our external HIV/AIDS initiatives is included in the Social Responsibility report following.

Our policy on HIV/AIDS ensures that nobody is discriminated against based on their HIV status. Our AIDS programme covers awareness and educational campaigns, the provision of free condoms, industrial theatres, videos and help lines. We have also introduced a peer educator training and management programme.

An external consultant used the ASSA2000 HIV/AIDS projection model of the Actuarial Society to complete an impact analysis for Edcon. Based on his findings, the HIV prevalence amongst Edcon employees is estimated to be 7,4%. Projections have been made to 2017 and HIV prevalence will peak in 2006 at 8,8% of all staff. It also estimated that the total cost of HIV/AIDS to the Group will be approximately 0,04% of payroll costs for F2004. We intend to review our assumptions and continuously monitor the impact of HIV/AIDS on the Group.

The possible impact of deaths due to AIDS in the lower categories of our staff is mitigated by the fact that a large pool of well-trained casual staff exists as eligible replacements.

Medical Aid

Whilst the introduction of the new administrators of the Edcon Medical Aid Scheme, Discovery Health, brought about changes which took some time for both the members and the administrators to become accustomed to, the restructuring of the scheme's benefits and contributions proved to be successful. For the first time in three years, the scheme benefit structure did not require redesigning at its anniversary and two of the three options required annual increases below medical inflation, while the scheme met the reserve requirements of 17,5%.

Membership of the medical aid scheme was previously a condition of employment for certain levels of employees. This has been amended to become totally voluntary for all employees, irrespective of job level. While several members resigned from the scheme following the introduction of this change, the scheme has retained sufficient members to operate efficiently.

The Edcon Medical Aid Scheme offers a special HIV/AIDS benefit to members, which includes the provision of anti-retroviral medication via the chronic medication benefit. This benefit also has an upper annual hospitalisation limit to protect the scheme from anti-selection.

Retirement Funding

Following approval from the Financial Services Board, employees who were still members of the Edcon Pension Fund were once again granted the opportunity of moving to one of the three defined contribution provident funds offered by the company. Of the active members in the pension fund, 87 have now elected to transfer out of the fund, leaving 65 remaining members.

Existing Edcon pensioners were offered an enhanced pension benefit in exchange for leaving the fund. 551 pensioners accepted the enhancement and have moved their pensions to one of the selected insurance companies as offered or to a living annuity of the pensioner's choice. As a result 1 025 remaining pensioners will receive an unchanged monthly pension from the Edcon Pension Fund.

Included in this enhancement offer was an amount for post retirement medical aid and therefore those pensioners who were members of the medical aid and have accepted the transfer, will no longer be receiving a monthly company contribution towards their medical aid scheme.

The communication process in respect of the active members' post retirement medical aid liability is still to be completed. Qualifying active employees will be offered a lump sum to cancel any future claim they may have against the company for post retirement medical aid contributions. The full cost of this offer will be financed from the pension fund surplus and further detail regarding the total liability of R87 million is reflected in note 6 to the financial statements.

Despite the threat of the HIV/AIDS epidemic, the Edcon Provident Fund has limited the cost of death and disability cover, thereby ensuring that a substantial portion of contributions is allocated towards retirement benefits.

A special retirement savings plan for the flexible staff that are employed on a limited number of hours per month has been introduced. While this facility does not provide for death and disability benefits, it does encourage employees to provide for their retirement. Although the income of this category of employee is low, the contributions are income based. The company also contributes towards both the retirement plan and the costs of administering the scheme.

Black Economic Empowerment

Management has resolved to use Edcon's considerable purchasing power to foster black economic empowerment. A strategy and policy in this regard has been compiled in conjunction with all stakeholders (including Labour). This strategy provides for the identification of black owned enterprises and the setting of targets to ensure that expenditure is diverted to black suppliers. All current suppliers will also be rated on their empowerment credentials.

More information can be found in the Corporate Governance section of this report.

Health, Safety and the Environment

We believe we have an obligation to manage the environmental impact of our activities and to ensure at all times that we comply with applicable safety, health and environmental legislation. Our internal auditors monitor compliance on an ongoing basis and all practices are checked to ensure we are not polluting the environment.

We have introduced on-site medical assistance for our staff at our distribution centres, at our manufacturing plant and head office. At these facilities the focus is on preventative services, health education and responding to accidents. At our head office, we conduct monthly health days focusing on the discussion of relevant issues and offering services such as free eye testing. All senior management qualify for an annual health check paid for by the company.

Mindful of the provisions of the Occupational Health and Safety Act, the Group continued to review compliance with the relevant provisions and to monitor all reported accidents involving employees. No fatal accidents were reported.

Littering the environment with free low quality plastic bags has been an issue for retailers and government for many years. Legislation requiring retailers to improve the quality and thickness of bags and to charge for these bags will apply from May this year. All Edcon outlets will comply with these provisions and accordingly contribute to "cleaning up" South Africa.

Employee Relations

Regular monthly meetings with Labour continue to be fruitful and contributed immensely to a good working relationship.

This constructive spirit permeated all dealings with Labour and has manifested itself in no man-days lost due to strike action in the past year. Union membership increased from 41,8% last year to 45,7% of the workforce.

All employees have the right to join a trade union and be represented by it for bargaining purposes. In the past year we derecognised FEDCRAW due to insufficient representation. An appeal court hearing is pending in this regard.

An unprecedented agreement to formalise the good relationship between management and labour has been signed. In addition, a two-year wage agreement incorporating an effective increase of 9,5% in May 2003 and 8% in May 2004 was recently signed by the company and union representatives.

Flexible Staffing

We have made significant progress in our pursuit to establish centralised flexible staffing centres throughout the country. These centres have been instrumental in reducing the cost of casual labour, improving compliance with Labour Legislation, improving job security for casuals and have resulted in more efficient stocktakes.

Internal Communication

We engage our staff through various means including an in-house newsletter, notice boards and team discussions. Regular broadcasts and roadshows by the Chief Executive and senior management also facilitate openness regarding corporate achievements and information.

Ethics

As part of our ongoing commitment to ensure the highest standards in ethical behaviour by all our staff we have updated our code of ethics and have entrenched integrity as one of our values. A comprehensive roll-out programme of the ethics code is planned for the coming year.

Employer of Choice

In our pursuit to retain and attract the best talent in the country, we have embarked on a programme to become an employer for which everyone aspires to work. A committee chaired by the CEO was formed to guide this project. The project focuses on eight broad areas:

- **Company reputation as an employer**
  - introduced a new logo and slogan: "We make it happen" as an expression of our individual and collective accountability for our sustained success
  - rebranded and overhauled our in-house newsletter to be more informative and valuable to staff
  - rebranded our recruitment advertisement campaigns to reflect our new philosophy.

- **The community**

  The corporate social investment strategy has been redefined and refocused for optimal investment and impact.

- **Leadership**

  As mentioned earlier in this report the importance of leadership was reinforced by introducing 360-degree assessments and by attaching a 10% weighting to leadership performance in the next performance contract of all supervisors.

- **Culture**

  Through a participative process with all relevant stakeholders, we redefined our values and ensured that every staff member has been engaged in the launch of these values. A corporate song has been compiled and continuous reinforcement of the values and their meaning in the context of the working lives of staff will take place through industrial theatre, other appropriate internal communication, competitions and the like. Furthermore to ensure a culture based in fairness, an ombudsperson, reporting directly to the CEO, has been appointed.

- **Compensation**

  Various initiatives have been embarked upon to ensure that we attract and retain top talent.

- **Meaningful jobs and working conditions**

  We assess on a continuous basis whether employees perceive their jobs to be meaningful and their satisfaction with their working environment. Various action plans are in place to address any deficiencies, including the refurbishments of the Group's head-quarters, which are now almost 25 years old.

- **Training**

  As indicated earlier, a comprehensive suit of relevant training modules exists to address the training needs of employees.

- **Employee care**

  Various recognition schemes exist to deal with staff needs. Programmes to deal with home-work life balance issues have also been investigated and will be implemented in the new financial year.

Edcon's listing in two books published by the Corporate Research Foundation – "The Best Companies to work for in South Africa" and "The Most Promising Companies in South Africa" is a clear indication that the "Employer of Choice" programme is already achieving its objectives.

Government Relations

Edcon strives to maintain constructive relationships with the government at both a national and local level. We are committed to complying with all relevant laws and seek constructive engagement with all public authorities. We have formed relationships with municipalities to assist with creating crime-free and safer city centre environments. We are working with the support of SARS to monitor and enforce compliance by our suppliers with the laws governing import duties and value-added taxes. The vast majority of suppliers that do business with Edcon have signed an undertaking to comply with current taxation legislation. It is never Edcon's intention to evade any taxes or levies due, and the recent dispute with the Competition Authorities regarding the acquisition of Retail Apparel Group's debtor's book was unfortunate. At no time were the authorities unaware of the transaction, and Edcon acted on the advice







of its legal advisors. The tribunal's verdict finally revolved around the interpretation of the definition of a merger, and Edcon was fined R250 000 for implementing the acquisition of RAG's debtor book without the approval of the Competition Board.

Corporate Social Investment

At the heart of our approach to social investment is our belief that business can, and must be, a progressive force in society – a force for meaningful change. Flowing from this is our aspiration to be an active and effective contributor to the renewal and sustainable development of South Africa.

For Edcon to realise this objective in the most meaningful way necessitates a broad-based view. Social investment must be seen within the wider context of Corporate Social Responsibility (CSR) if we are to maximise the positive impact we can make by virtue of our business position. True CSR demands that we define, and act upon our responsibilities to all our stakeholders; that the "triple bottom line" principle regulates the conduct of our business in ways that produce sustainable social, environmental and economic development for the benefit of all stakeholders.

Edcon's national presence and staff base provide an advantageous positioning from which to influence the values that drive our society – both inside our organisation and within our communities. Our business exists within a complex web of relationships that includes local communities (of which our staff are obviously a part), an extensive supplier network, NGOs, democratic institutions and government. By integrating our relationships, our reach and our resources, we can optimise the value impact of our investment in social responsibility.

We have made good progress in giving substance to our CSI thinking by evolving the policy and systems to support the working integration of CSI with the operational core of the business.

We have gained from dedicated access to top management and benefit from their ongoing input, involvement and profile. We have centralised the processes governing CSI across the Group to reduce duplication and optimise effect. We have concentrated on increasing the involvement of staff at all levels in our CSI efforts by supporting wider contribution in informal ways in their own communities. We have consolidated the presence of CSI in the business with consistent communications across the channels available both internally and externally and have developed specific CSI branding to maximise this visibility. We have continued to build strong relationships with external partners and agencies through our wide-ranging initiatives.

The development programmes we support are typified by their national scope and our chosen focus on education and social welfare. A more specific breakdown of our objectives and our corresponding initiatives over the past year, although not exhaustive, follows:

- Our various staff initiatives, forming part of the group-wide "We make it happen" campaign, aim to sensitise staff and raise awareness of critical issues while creating opportunities for involvement in the communities where we live and work. Issues such as child abuse, HIV/AIDS, education and leadership have been tackled through different initiatives.
- Externally, we have built partnerships with various hospices, TB clinics and organisations dealing with AIDS orphans by providing financial support.
- Edcon is the biggest corporate sponsor of the SOS Children's Village Association of South Africa, which gives over 850 orphaned and abandoned children a permanent family environment in six existing Children's Villages throughout South Africa. All children at SOS are clothed by the Group.
- With child abuse on the increase, Edcon made donations to Child Line, Gauteng Child Protection Centre, St Michael's Home for Abused Teenagers and Crisis Line amongst others.
- Edcon has partnered with READ to address a desperate need for intervention in primary schools with limited resources and undertrained staff to support crucial early childhood development.
- Similarly, our involvement with the South African National Council for the Blind aims to ensure that all visibly disabled children are adequately prepared to enter the formal school system.
- Edcon is an active member of the National Business Initiative (NBI), a partnership between business and government seeking to improve and enhance the effectiveness of the education system.
- We provide funding, employment and other resources to CIDA City Campus, a unique model in the provision of high-quality mass-scale higher education to disadvantaged students.
- Other education investment went to Wits Technikon, Penryn Trust, READ, Star Literacy Wall Project, Universities of the Orange Free State, of Natal and of Port Elizabeth amongst others, and various schools.
- We are involved with the Junior Achievement project, offering grade 11 and 12 learners drawn from all sectors of society a dynamic experiential extra-curricular learning experience as they participate in the running of an actual mini-company.
- Edcon is also involved with Operation Hunger, which seeks to create partnerships between communities, organisations and authorities to combat malnutrition.
- Edcon donates a significant amount of unsold inventory from Central Store Returns to various charities, including SOS Children's Villages, The South African Red Cross Society, the United Cerebral Palsy Association and many others.

Financial Investment

Our CSI investment this year was R11,5 million; allocated to Education R2,6 million, Social Welfare R8,6 million and Health R0,3 million.


FOR THE COMMUNITY
"I know the plans I have for you..., plans to prosper you and not to harm you, plans to give you hope and a future...."
Edcon
Edgars

Information Technology

Information Technology has become so integral to Edcon's success that it is now not only a support function, but also plays a proactive and vital role in realising the Group's vision. To this end, IT facilitated Edcon's new business initiatives over the past year. These included the successful securitisation of a portion of the debtors' book, the acquisition of the RAG book, the integration of Smiley's Wearhouse systems into United Retail, the management of Arthur Kaplan's debtors' book, the facility enabling Edcon customers to shop in Arthur Kaplan Jewellers and vice versa, and more recently the integration of CNA onto the Edcon systems platforms.

Mindful of the strategic importance of effective information management in retail, Edcon's investment in IT over the past five years has been significant and total IT costs are currently 5% of sales. Consequently, several initiatives have been progressed to lower this cost over time and a comparable budget increase of only 5% has been approved for the year ahead. Efficiencies have been achieved during the past year through better vendor and outsource partner management, improved utilisation of tools, focus on the total cost of each system and item of equipment, redesign of the data warehouse and the B2C platform, and the replacement of outdated and costly technologies. Effective sourcing of infrastructure and advances in the management of our network capacity for all data types, including voice, will also reduce these costs in future.

IT contributed meaningfully to the achievement of the record results for the year under review. Its greatest influence in the past year has been in the area of merchandise management, where the investment in Retek added significant value. Its power to optimise merchandise allocations and drive replenishment improved stockturns, lowered markdowns and enhanced customer service by being in stock of wanted items more frequently than in the past. Other noteworthy developments, which generated material business benefit, include our B2B site, extended predictive dialling capabilities, a new integrated electronic credit card payment system and a streamlined, efficient B2C website. Further business benefits are expected from the one hundred IT projects currently on the schedule for the year ahead.

Some years ago Edcon recognised that the "new economy" requires businesses to leverage off the best strengths in the industry. As a result, management outsourced software development to Accenture, specialists in this area, and delegated responsibility for IT facilities to Comparex. The benefits that Edcon has realised from these relationships have been significant. Associations will also be developed with other leading best of breed players in the IT industry on an ongoing basis. A case in point has been the recent partnership with Microsoft to develop a state-of-the-art data warehouse which has already delivered strategic business value.

The current capabilities of the Group's IT function are vast, ubiquitous and certainly capable of accommodating further growth, both organic and through acquisition. The IT team, under the highly professional guidance of its executive, Henri Slabbert, should be justifiably proud of their achievements over the past year and can look forward to contributing again to the business' success in the year ahead. IT capital expenditure for the coming year will be R81 million (this year R49 million). Key projects will include an enhanced wide area network, commissioning of Edcon systems into CNA, intranet developments, customer relationship management enhancements, further security improvements, an Oracle financials upgrade and store system improvements.

Zimbabwe

The social, political and economic environments in Zimbabwe deteriorated further in the past year, with general inflation exceeding 200% and the currency depreciating precipitously to around 150 Zimbabwe dollars to the Rand on the parallel market. In a country unable to meet its foreign liabilities for fuel, electricity and staple food items, clearly no dividends were remitted during the year under review, thus again justifying last year's decision to deconsolidate Edgars Zimbabwe from Group results and to adopt a cash receipt basis of accounting. Management has again assessed the carrying value of its investment in Edgars Zimbabwe which was recorded at R13,9 million at the end of last year. It has concluded that, given the dire situation in Zimbabwe and the inability to remit any funds to South Africa, it is more appropriate to write this investment down to a nominal R1. In terms of Group policy, the non distributable reserve relating to Edgars Zimbabwe has been reduced accordingly.

In spite of the tragic circumstances in Zimbabwe, Edgars Zimbabwe had another record and highly profitable year. Retail sales rose by 194% (with CFT inflation at 183%) while improved efficiencies boosted attributable earnings by 324% to a remarkable 23% of sales.

Future prospects for retailers in Zimbabwe are uncertain, but Edcon will continue to provide non financial assistance to the dedicated team in Zimbabwe to protect and enhance the Edgars brand in these turbulent times.

Appreciation

The Group Services staff can be particularly proud of their contribution to Edcon's outstanding achievements over the past year. I am honoured and privileged to lead a team of such stature and thank each and every player for their dedication, devotion and sheer hard work. I salute you and look forward to winning again in the year ahead.

M R Bower
Chief Executive – Group Services


cna

We accept wholeheartedly the challenge to improve constantly in the service of our customers and delivery to shareowners. And we commit proudly to use our reach, resources, relationships and resolve to contribute meaningfully to the sustainable development of the communities in which we operate.



we Make the difference



CHAINS

 

A Edgars Jhb



We make it happen

report



J L Spotts
Chief Executive: Edgars

The Edgars chain achieved unprecedented success across every relevant key performance indicator in the 2003 financial year.

The Edgars' mission is to be the pre-eminent customer service provider to middle and upper middle income families in southern Africa. Defining Edgars' service offering is the assurance to our customers that we will deliver a superior shopping experience through store layouts and signage which make merchandise easy to find, being in-stock of sizes and colours, friendly and helpful sales assistance and quick and easy checkout.

Underpinning our customer service deliverables is a merchandise offering that provides an assortment of appropriately fashionable product that represents clear value for quality and price. We undertake to stay the leading national distributor of best global brands, supplemented by a value for money range of core merchandise including sportswear and other commodity products relevant to our customer segment.

The Edgars chain achieved unprecedented success across every relevant key performance indicator in the 2003 financial year. Chain performance compared favourably to industry performance, as well as to internal standards. CFT market share grew by 0,3% for the year, with the trend improving in the second six months when a gain of 0,7% was accomplished. The most significant gains were noted on the apparel side of the business with Ladies', Men's, Children's and Active Apparel groups all recording significant gains.

Edgars exceeded its sales and profit contribution budgets for the year, resulting in an increase of 16,8% for sales and 38,9% for trading profit over the previous year. Sales momentum was maintained throughout the entire year with a 16,3% increase recorded for the first six months and a 17,2% increase for the last six months. Gross profit margin increased by 23,6% (an increase in the margin rate of 2,4% compared to last year) as assortments became more focused and markdowns were controlled. Inventories were more productive as stock turn improved by 37,1%. Store and chain management expenses were well managed and ended 7,8% up on last year, resulting in a positive leveraging as a percent to sales.

Customer service is central to our strategy and the successes of the past year were achieved through continuous improvement in our ability to meet our customer service deliverables. The fundamentals of our service deliverables are simple, yet they require that each person in the organisation fulfils their role in order to meet them. Consistency from department to department and from store to store is vital and more people delivered great performances than ever before. As a result, 98% of store staff qualified for our performance incentive programme, Performance Rewards, compared to last year's 33%. And this year we added our head office staff to the Performance Rewards programme with most employees qualifying for a payout.

Stock turn improved by 37,1% as the chain continues to leverage the capabilities of the Retek merchandising system. Retek has allowed us to improve the freshness of our inventories through enhanced information reporting, distribution methodologies and inventory control processes. Buyers, planners and store managers continue to learn more about their business and are able to speak the same language when making improvements. The replenishment systems have become more detailed and intelligent allowing better SKU level fulfilment. Markdowns and pricebreaks are now centrally managed providing more control and strategic implementation. The outlook for the coming year is promising as we ended this financial year with R26 million of stock which is nine months and older compared to R76 million at the same time last year.

Trading densities were improved by 21,6% due to improved sales floor replenishment processes, revamps to some of our largest stores and new fixturing programmes. Edgars' locations are well matched to our target customer base allowing for focused assortments and marketing programmes. The revamp and fixturing programmes allowed us to trade more efficiently in areas where we have the greatest growth potential. Future expansion plans include the rollout of additional Red Square stores and the addition of several full-line Edgars stores.

Employee efficiency levels improved as sales per employee rose by 23,4%. Experience has helped the organisation realise improved benefits from the performance management process and the aforementioned Performance Rewards incentive programme. Each employee received a personalised set of goals and was personally evaluated against those goals. A more targeted approach to training has allowed us to improve the competency of our staff. Each employee in the chain has been measured against the competencies defined for their respective position. A customised training programme is then developed to address the gap between the knowledge and skills currently possessed by the employee and the required competencies.

Edgars also realised benefits from revising its Cash Card programme. The Cash Card provides financial incentives for customers who wish to pay using cash, cheques or bank credit cards. Cash Card spend increased by 24,2% due to a new points system, special card member double points days and more aggressive marketing.

Although the credit account base was only increased by 1,0%, the chain still increased credit sales by 17,8% as average credit purchases per account holder increased by 16,8%. A new set of benefits for Edgars Club members was launched in April 2003 as part of an effort to maximise the credit business. Many of the old benefits were suited primarily for middle and lower income customers. Club members now have the option to retain most of their old benefits (Classic Club) or select a new set of benefits (Lifestyle Club), which appeal more to middle and upper income customers. Additionally, each issue of the Edgars Club magazine will allow members to contribute more to their communities by featuring a charitable organisation and dedicating the proceeds from the sale of a designated item to that organisation.

Growth in the Edgars chain will be driven through focus on three initiatives which will help us to achieve our strategic mission. First, we will improve the knowledge, skills and motivation of our employees. Second, we will continue to improve leverage of our information technology investments. Finally, we will identify, test and implement new concepts and trends which provide opportunity for optimum amplification of compatible businesses both within and outside full-line Edgars stores.

The Edcon Employer of Choice initiative will provide the chain with a platform to help employees to realise their full potential as individuals as well as part of the Edgars team. The cultural transformation that will result in a living practice of the company's values will be realised by driving leadership skills through to every layer of the organisation. This initiative was begun in the past year by including a leadership skills battery in the performance management goals of a significant portion of the management team. The leadership skills battery will be included in the goals of every employee in the Edgars chain for this financial year. The delivery of superior customer service from the employee interfacing with the customer on the sales floor is dependent on both the employee and management consistently exercising these leadership skills.

The Edgars chain has moved nearly 2 000 employees from casual employment to a permanent part-time contract during this financial year. As a result, these employees will become more involved in the business as they will become eligible for more benefits including the incentive programme and an enhanced training programme. Additionally, all staff in the chain will receive diversity training to improve interactions with customers and fellow employees.

Since the implementation of the chain's most important IT investment, Retek, in August 2001, we have successfully changed our business processes and policies to enable execution of our business strategy. And while we have improved dialogue, control and learning within the business due to the improved delivery of information, we have also realised that enormous potential for growth still exists. Thus, the following new initiatives will be implemented to help us more fully leverage the information available. A new data warehouse management system, Pro

Clarity, was implemented in March 2003 which allows for a more intuitive interrogation of information by merchants and stores. Also, a new merchandise allocation module for Retek is currently under development which will improve the efficiency and effectiveness of the planning organisation.

But perhaps the most significant advancement in leveraging our IT investment will occur from a focused approach to learning from one another across the business. The Edgars executive team has already begun a best practices sharing forum which will be rolled out to all parts of the chain. The forum will improve communication and understanding among the business disciplines and bring to the fore the best thinking that the organisation has to offer. The company will recognise and reward those employees who develop and communicate best practices through our new recognition programme, The Golden Heart Awards.

The final growth focus pertains to new business opportunities. The chain will look for opportunities that allow us to capitalise on our core competencies. We have developed a process of identification, testing and implementation of new concepts or trends which allow us to contain risk while at the same time moving to market quickly. This process has enabled us to develop a new generation of Red Square stores which require less square footage and capital expenditure, allowing us to penetrate secondary shopping centres which may have been unprofitable in our previous format.

Edgars also successfully launched a more upmarket clothing range for women, labelled Charter Club. This success indicates that we can market private label clothing to higher income customers who are already shopping in our stores for our dominant range of prestige cosmetics brands. We will look to develop this potential in more classifications this year. The chain has followed its success in achieving dominant market share with larger size women by executing successful tests in a petites range for women and a larger size range for men. All of these "out-size" ranges will be further developed during the coming year. We are also looking to capitalise on our dominant market share in home textiles for the bedroom and bathroom by expanding our mix to include kitchenware and home decoration. These ranges have been tested and will also be expanded in the year ahead.

The outlook for Edgars continues to be very promising. Employees at every level of the organisation are engaged in improving our proposition to the customer. The appeal of well-priced, fashionable apparel and textiles, coupled with the strongest and best-priced assortment of national and international brands, served to customers in an environment of care and efficiency, makes us a unique and formidable force in southern Africa.

J L Spotts
Chief Executive – Edgars

united report







A v A Boshoff
Chief Executive: United Retail

United Retail comprises discount apparel and footwear stores trading under the brands, Jet, Sales House, Cuthberts and Smiley's Wearhouse. Its offering is targeted at low and low middle income customers. As described in the annual reports of the past three years, each of these trading brands were previously stand alone stores which over time have been consolidated to trade as "multi-brand" stores in one location. Only Cuthberts and Smiley's Wearhouse maintain some stand alone locations.

The Jet and Sales House brands rank second and third in brand awareness and loyalty for apparel retailers in South Africa according to the annual Markinor survey of brands, with Cuthberts the leading footwear brand. Jet's primary strength is casual weekend wear with an emphasis on kidswear, denim and casual footwear, all private label product. Sales House is known for careerwear, ladies full size and formal footwear being primarily private label with some international brands in shoes. Cuthberts sells casual, active and formal shoes for the family, both in private label and brands. Smiley's Wearhouse is a specialist discount ladieswear chain.

The past year has been pivotal in United Retail's history. The multi-brand stores have yielded performances greater than the sum of their parts.

The past year has been pivotal in United Retail's history. It was the first full year of trade after the comprehensive reallocation and consolidation of its real estate portfolio. The brands, trading under one roof, complement each other successfully and the multi-brand stores have yielded performances greater than the sum of their parts. The multi-brand offering is priced and styled to reach the same target customer segment across the product range.

Total space in the past year was reduced by another 3%. Sales grew by 13,1%, gross profit by 19,7% and gross profit margin improved by 210 basis points. Store expenses rose by less than 2%. Stock levels averaged 22,5%, below the previous year's levels and coupled with the increase in sales, stock turns improved from 3,9 to 5,8 for the year. This improvement in productivity came from all categories of merchandise. Trading density improved by 20% to R10 226 per sq m. Store costs as a percentage of sales were reduced from 20,4% to 18,3%. Together these measures yielded a 51% increase in chain direct profit.

Every business in United Retail exceeded its budget, with outstanding performances from Ladies', Boys', Girls', Footwear, Home Textiles and cellular product. These results were underpinned by the effective management of a number of merchandising issues:

- Improved sales tracking and re-order processes;
- Intensified application of Retek disciplines;
- Aggressive reduction of prior season stocks;
- Resetting of store model stocks;
- Price point consolidation to very competitive prices;
- Stronger price messages at the front door.

This was complemented by improvements in operations, specifically:

- Peak traffic transaction management;
- Additional staff training;
- Service indexed staff incentives;
- Revised, improved store layouts;
- Extended trading hours; and
- Improved store signage.

Another critical component of United Retail's success has been the recovery of the cellular business. In the prior year sales in this business had declined by 36%, attributable to new market entrants, service provider deal reductions, discontinuance of airtime on credit, competitors discounting cash airtime and mistakes we made on managing handset inventory and prior stock of accessories. By working in partnership with Edgars to secure better handset deals, introducing discounted airtime, clearing old stock and rebuilding our stock models we managed to grow cellular turnover 14% for the year, and to deliver a double-digit stock turn.

An important differentiator for United Retail in the discount market is the ability to buy on credit. This provides a customer database that enables active communication with our customer community. All trading brands have been consolidated into one "Shopping Card". Holders of the card, in addition to the benefits of buying on credit, are eligible to join "Club Together" whose members receive a monthly magazine. The magazine has a broad appeal and provides a platform to advertise our product. It also communicates additional club benefits such as special product discounts for members. Funeral coverage, emergency rescue, retrenchment insurance and other financial services are also offered at significant discounts to the general market. With over a million members it is the largest club of its kind in South Africa, and one of the most widely distributed publications. "Club Together" contributes to profit and represents a unique competitive advantage in its opportunity to communicate and build loyalty with customers.

Although we have accomplished a great deal this year, it is important to note that the process of transforming the four independent retail entities into one operation is not yet complete. While the critical space reallocations and organisational consolidations are done, brand consolidation will take some time to complete. Having moved the customers' favourite brands under one roof it is important to avoid confusion or alienation in the short term by continuing to employ all their familiar brands. The plan over time is to rely on the merchandise brands but slowly phase out the store brands except for Jet. This will be a careful and tested process because the equity established in Sales House and Cuthberts over time has been significant.

We have refined our in-store design for all new stores and will retro-fit most mall stores with this new look. In the year ahead we will open new stores in Mpumalanga and Gauteng, as well as Durban, Pietermaritzburg and Cape Town. In the past year we opened 13 additional stores in Botswana, most acquired from the RAG liquidation, with an additional two in Botswana and one in Namibia planned for the year ahead.

In the coming year, we will intensify our efforts for category dominance in childrenswear, footwear, denim and selected ladieswear. Our customers well understand intrinsic value in clothing and footwear and we will continue to search the world for the best quality products affordable on a budget. This search has underscored our need to rely increasingly on direct importing to achieve both the margin and quality we require. Consequently much work is being done to educate merchants and create proper import alliances.

Our marketing efforts, in store and through the media will continue to drive home our proposition as the leading apparel discounter "TheStoreWhereYouNeverPay More". The brand focus will be on Jet.

I am confident that United Retail will generate a unit and rand sales increase in the year ahead and profit will rise at a faster rate than sales.

A v A Boshoff
Chief Executive – United Retail

report







G R Evans
Chief Executive: New Business

As a part of the Edcon Group, our mission is to become the most successful and the most exciting retailer of reading, writing, listening, learning and communicating consumables to individuals and families in the broad mass market of southern Africa.

CNA's vision and strategy is as follows:

- To restore CNA to its position as South Africa's premier newsagent, bookseller and stationer. CNA is one of the best known and respected retail brands in South African retailing – we also want it to be one of the most exciting.
- To strive to be one of the top three retailers for music, educational toys and software, interactive games and cellular products.
- We aim to offer the most wanted item, the bestsellers and new releases, in each of these merchandise categories at prices that are better than the specialists and competitive with the mass market discounters.
- In its merchandise assortment and its store positioning, CNA will be targeted at the broad middle market in South Africa.
- We will use sophisticated merchandise systems and merchandise planning skills to tailor the assortments in each store to suit the local customer profile, while at the same time keeping stocks balanced, up to date and coverage at optimum levels.

Why did Edcon buy CNA?

On 21 October 2002, Edcon acquired the CNA trademarks and the assets of 136 of CNA's top stores. At a later stage the purchase of nine foreign stores was completed, but effective from the same date.

The purchase of one of South Africa's oldest and most respected retail institutions was motivated by a number of considerations.

- CNA offers Edcon the strategic opportunity to expand its share of the money spent by middle market South African households in retail stores. This is made easier by the similar profiles of customers who shop in CNA and other Edcon stores.

As a part of the Edcon Group, our mission is to become the most successful and exciting retailer of reading, writing, listening, learning and communicating consumables in southern Africa.

- Many of the problems faced by CNA over the last two to three years revolve around merchandise assortment planning, systems, product distribution, store operations and marketing. These are areas in which Edcon has developed considerable expertise, which will enable CNA's problems to be resolved fairly rapidly.
- The CNA chain will use the same services that are provided to other chains in the Group. This will generate economies of scale for the Group as a whole by leveraging the existing Edcon infrastructure across a broader base.

What have we achieved in the past six months?

We purchased the top 136 South African stores out of more than 225 stores in liquidation. The acquired stores produced 81% of CNA's previous turnover, with the stores that have been closed responsible for a larger portion of past losses.

For the 18 months prior to the liquidation, CNA had been achieving double-digit growth in sales but suffered a significant lack of cash. This resulted in a debilitating contraction of CNA's business and its subsequent liquidation in August 2002. This generated a great deal of negative publicity, damaged relations with suppliers and decimated stocks in stores, which in turn alienated many customers and sent them shopping elsewhere.

Since assuming control on 21 October 2002, the work of the new management team has been focused on rectifying these problems and restoring the fundamentals of the business.

A priority was to simplify the complex structure of CNA. We have restructured or terminated legacy agreements relating to franchises, outsourced systems, distribution and buying arrangements for third parties. All of these were a distraction from the need to focus on the core elements of the business.

The primary focus has been restoring stock of the most wanted items, whilst at the same time clearing redundant and unsaleable stock. Stock levels are now more than 30% lower than they were a year ago. A large portion of the redundant stock is being cleared, and an adequate provision remains from the discount inherent in the purchase price at which stocks were purchased from the liquidators.

The process of rebuilding assortments in each of the merchandise areas is well advanced. This will be completed over the next four months and each division will be relaunched as it is completed.

The existing CNA merchandise systems do not provide adequate planning and control tools, and the decision has been taken to convert to Retek, and to other systems which have proved to be so effective in Edcon. Preparation for the conversion is well advanced and the changeover will be completed by the end of June 2003.

Another major task has been the extensive restructuring of the staff at both head office and in the stores. At head office the buying division was reorganised to give greater focus to merchandise planning, and many of the support functions such as store planning, payroll and HR were integrated into corresponding functions at Edgardale. There has also been a strong infusion of senior management and specialists from Edcon. Existing CNA staff affected by the restructuring were offered alternative jobs within the company, transfers to Edcon or voluntary retrenchment. When all vacancies have been filled, the total head office complement will be reduced by 14%. The restructuring in stores is still in progress and when complete will result in the reduction of staff numbers in stores by 25%.

Full provision for retrenchment costs has been raised as a part of the cost of acquisition.

What still remains to be done?

The task of building balanced, attractive assortments in each of the merchandise categories, is already well under way and will be completed within six months. With the new merchandise system as the foundation, the same planning and distribution disciplines that have been implemented so successfully in the other parts of the Edcon Group will apply to CNA.

As the revamping of the assortments in each of the merchandise departments is completed, these will be relaunched to our customers with powerful and attractive chain-wide promotions. The programme of relaunching all departments will be complete before the start of the Christmas trading season.

The restructuring of staff at store level, which is currently in progress, will be complete by the end of June 2003. The reduction in permanent staffing levels, the better scheduling of part-time staff, combined with a drive to control shrinkage tightly and to gain realistic rentals from landlords will produce a significant drop in the cost of selling at store level.

Simultaneously with the store restructuring, we have also implemented a programme of training and workshops for store managers and staff aimed at re-establishing merchandise presentation standards, disciplines and a service ethic in stores. Store disciplines will be complemented by more detailed merchandising and presentation instructions from the merchandise and marketing departments.

In January 2003 we started a pilot project which enabled all of the Edcon credit cards to be used for purchases in seventeen CNA stores. This pilot has been successful and in June this facility will be extended to all CNA stores throughout the country.

Turnover for the year ahead should exceed R800 million but profitability will be limited.

G Evans
Chief Executive – New Business

super report



Chief Executive: Super Mart

> Over the years the Super Mart brand has established itself through a tried and tested product offering at competitive prices, backed up by a strong focus on customer service.

Super Mart is a general merchandise discount retailer which targets the lower income market segment. The company started in 1976 and operates out of stores sized between 2 000 and 6 000 sq m, generally located in CBD areas and mass market shopping malls. The merchandise offering is based on a wide range of departments including housewares, home textiles, entertainment, DIY, clothing, schoolwear, stationery, jewellery, beauty, luggage and toys.

Super Mart was considered an attractive acquisition for the Edcon Group, because it presented a unique, well-established, cash-based retail format which would diversify Edcon's product offering away from clothing and footwear and provide access to the mass discount market for general merchandise. Super Mart also offered large-scale growth potential as the format could be easily replicated and ultimately developed into a national chain. On October 1, 2002, the effective date of the acquisition, Super Mart operated five large format stores in Johannesburg, Pretoria, Germiston, Vereeniging and Rustenburg. It also had two experimental smaller format stores (600 sq m) focusing more specifically on entertainment and beauty.

Super Mart's trading philosophy is based on everyday low pricing, expressed in its slogan, "Where the sale never ends". Over the years the Super Mart brand has established itself through a tried and tested product offering at competitive prices, backed up by a strong focus on customer service. Developing a culture of community amongst employees has received priority attention from management, resulting in low staff turnover and better than average shrinkage figures.

In the six months since acquisition, Super Mart experienced difficult trading conditions, largely due to the pressures of food inflation on the lower income cash consumer. Non-essential products such as the traditionally strong entertainment, jewellery and homeware departments have shown negative growth in existing stores, while there was a more positive performance in the essential "back-to-school" related departments during January and

February. New stores are posting encouraging sales figures, confirming management's belief that the Super Mart format has the potential to establish itself outside its traditional Gauteng stronghold.

The aggressive expansion programme has put pressure on profits in the short term but should lead to significant profit improvements in the medium to longer term. Short term challenges include:

- The high upfront costs of store openings;
- The higher initial cost of advertising for new stores in areas not familiar with the brand;
- Insufficient warehousing space which caused a bottleneck in the peak December/January trading periods and led to a disruption of the distribution process;
- High cost of capital arising out of the investment in shopfitting and stocking new stores; and
- The short-term cost of building a support office infrastructure, involving the appointments of new senior managers in various areas of the business. The benefits of this will only be seen in the months and years ahead as new stores begin to make their contributions.

Super Mart has committed to an aggressive roll out plan which will see the chain operating out of 19 large format stores by the end of the coming financial year. For the time being, the expansion of the experimental smaller format stores has been put on hold. During the six months since acquisition, new stores were opened in Benoni, Middelburg, Mabopane, Nelspruit and Bloemfontein. Additional new stores will open in Klerksdorp (April), Southgate and Pietermaritzburg (June), with a further four stores by the end of the year.

Looking forward, there are several projects underway which will have a positive impact on costs and efficiencies. These include the outsourcing of the warehousing and distribution functions, the upgrading of information systems, the introduction of the Arthur planning system and the development of a new staff incentive programme.

We expect the first six months of the coming year to be difficult, with the anticipated benefits of the expansion programme showing through in the second half. New departments will include photographic, cellphone airtime, toiletries and confectionery.

The marketing strategy for the coming year involves using new advertising media channels and a more aggressive pricing policy aimed at reinforcing Super Mart's price domination across all product categories. Of equal importance is the internal community building strategy that aims to maintain the strong corporate culture despite rapid expansion into new territories.

Turnover for the year ahead is budgeted at over R500 million with profit approaching R20 million.

I Fuhr
Chief Executive – Super Mart

segmental analysis

(audited)
(note 1)

	REVENUES (Rm)			REVENUE – RETAIL SALES (Rm)			SEGMENT RESULT – TRADING PROFIT (Rm)			DEPRECIATION (Incl. amortisation excl. impairment) (Rm)			CAPITAL EXPENDITURE (Note 2) (Rm)			NON-CURRENT ASSETS (Rm)		INVENTORIES (Rm)	
	2003	2002	%	**2003**	2002	%	**2003**	2002	%	**2003**	2002	%	**2003**	2002	%	**2003**	2002	**2003**	2002
Edgars	**4 908**	4 227	16	**4 817**	4 125	17	**412**	296	39	**71**	72	(1)	**54**	64	(16)	**254**	276	**681**	607
United Retail	**3 076**	2 722	13	**2 924**	2 585	13	**183**	116	58	**43**	44	(2)	**33**	38	(13)	**157**	177	**319**	368
CNA	**390**	—		**390**	—		**(2)**	—		**2**	—		**1**	—		**55**	—	**104**	—
Super Mart	**183**	—		**183**	—		**10**	—		**3**	—		**14**	—		**27**	—	**62**	—
Manufacturing Division	**128**	138	(7)				**(8)**	(37)	78	**4**	4		**6**	3	100	**16**	14	**50**	43
Credit and Financial Services	**466**	303	54				**52**	(55)	195	**4**	4		**6**	3	100	**412**	11		
Group Services (Note 3)	**44**	11					**(32)**	9		**146**	75	95	**28**	32	(13)	**352**	438	**(29)**	(25)
Group Edcon	**9 195**	7 401	24	**8 314**	6 710	24	**615**	329	87	**273**	199	37	**142**	140	1	**1 273**	916	**1 187**	993
Per geographic region																			
South Africa	**8 858**	7 186	23	**7 993**	6 499	23	**546**	277	97	**269**	196	37	**129**	138	(7)	**1 250**	903	**1 139**	968
Other (Note 5)	**337**	215	57	**321**	211	52	**69**	52	33	**4**	3	33	**13**	2		**23**	13	**48**	25

Notes

1 *Prepared in accordance with accounting policy note 1.15*
2 *Excludes proceeds on disposal of properties, fixtures, equipment and vehicles and movements in loans (notes 12.7 and 12.8)*
3 *Incorporating corporate divisions and consolidation adjustments*
4 *Represents active accounts and includes bank financed accounts (000): Edgars – 1 145 (2002: 432) United – 614 (2002: 531)*
5 *Comprising Botswana, Lesotho, Swaziland and Namibia*
6 *Comparatives have been restated to exclude Zimbabwe where applicable*
7 *Excludes permanent part timers*
8 *CNA and Super Mart are for a period less than a year.*
Figures have been annualised where considered appropriate.

OTHER CURRENT ASSETS (Rm)		INTEREST FREE LIABILITIES (Rm)		NET ASSETS (Rm)			NUMBER OF EMPLOYEES (Note 7)			RETAIL SALES/ RETAIL EMPLOYEE (R000)		
												
2003	2002	**2003**	2002	**2003**	2002	%	**2003**	2002	%	**2003**	2002	%
87	85	**86**	59	**937**	909	3	**4 779**	5 048	(5)	**1 008**	817	23
40	39	**81**	65	**435**	519	(16)	**1 792**	2 176	(18)	**1 632**	1 188	37
19	—	**80**	—	**98**	—		**1 649**	—		**472**	—	
4	—	**29**	—	**64**	—		**841**	—		**434**	—	
39	69	**22**	31	**82**	95	(14)	**1 272**	1 050	21			
1 396	1 811	**114**	71	**1 694**	1 751	(3)	**1 164**	1 350	(14)			
229	238	**1 490**	1 053	**(938)**	(402)		**1 044**	1 142	(9)			
1 814	2 242	**1 902**	1 279	**2 372**	2 872	(17)	**12 541**	10 766	16	**789**	691	14
1 705	2 192	**1 900**	1 278	**2 182**	2 785	(22)	**12 327**	10 548	17	**774**	684	13
109	50	**2**	1	**190**	87	118	**214**	218	(2)	**1 558**	967	61

TRADING AREA (000 m²)			RETAIL SALES/m² (moving average) (R)			NUMBER OF ACCOUNTS (Note 4) (000)			NUMBER OF FACIAS		
											
2003	2002	%	**2003**	2002	%	**2003**	2002	%	**2003**	2002	%
375	392	(4)	**12 611**	10 375	22	**1 645**	1 630	1	**151**	166	(9)
280	289	(3)	**10 226**	8 520	20	**1 413**	1 230	15	**588**	557	6
80	—	100	**2 276**	—					**151**	—	
40	—	100	**12 782**	—					**12**	—	
						380	—				
775	681	14	**10 678**	9 572	12	**3 438**	2 860	20	**902**	723	25
743	661	12				**3 299**	2 787	18	**835**	698	20
32	20	60				**139**	73	90	**67**	25	168

the top structure

S M Ross
Group Chief Executive Officer: Edcon
(51; joined 1998)
BA

J L Spotts
Chief Executive: Edgars
(40; joined 1999)
BS, CPA

A M Dearling
Merchandise Executive: Hardlines
(51; joined 1995) BSc (TRP), MBA

C T Garraway
Operations Executive: South
(37; joined 1990) BCom

S E Hoddy
Planning Executive: Edgars Softlines
(33; joined 1993) BCom

S Pieterse
Executive Business Manager
(32; joined 1992) BCom Hons

M H Riley
Planning Executive: Hardlines
(30; joined 1992)

R T Scott
Operations Executive: North
(33; joined 1990)

V Shera
Merchandise Executive: Softlines
(36; joined 1991)

A v A Boshoff
Chief Executive: United Retail
(51; joined 1988)
BA Hons

R W Black
Merchandise Executive: Childrenswear
(49; joined 1980) Dip. Sales and Marketing

J T de Chaud
Merchandise Executive: Ladieswear
(39; joined 1998) BCom

J H de Lange
Operations Executive: Control
(49; joined 1973)

D A du Sart
Planning Executive: Ladieswear and Footwear
(45; joined 1978)

H R Kahn
Planning Executive: Childrenswear and Menswear
(30; joined 1992) BCom

P Mamabola
Operations Executive (East, North and Cape)
(30; joined 1996)

K N Marsh
Operations Executive (South, West, Natal and Foreign)
(45; joined 1979)

R A W Roberts
Merchandise Executive: Footwear and Allied
(59; joined 1969)

N J Pyper
Executive Manager: United Menswear
(44; joined 1994)

Edcon We make it happen

G R Evans
Chief Executive: New Business
(50; joined 1981)

P S Raymond
Merchandise Executive: CNA
(46; joined 1987) BA, IMM

T B Wiseman
Operations Executive: CNA
(50; joined 1985) FICB(SA), FIAC(SA)

I P Wood
Group Credit Executive
(39; joined 1991) ACIS

R Mlotshwa
Group Managing Director: Zimbabwe
(52; joined 1981) BA

M R Bower
Chief Executive: Group Services
(48; joined 1990)
BCom, BCompt Hons, CA(SA)

S R Binnie
Group Financial Director
(35; joined 2002)
BCom, BAcc, CA(SA), MBA

E O Evans
Financial Services Executive
(36; joined 1997)
CTA, CA(SA), MCom (Bus Management)

Dr U Ferndale
Group Human Resources Director
(38; joined 1999)
BA Hons, MA, Dlitt et Phil

F Gortana
Store Planning Executive
(62; joined 1964) MISA

M J Lewin
Property Development Executive
(48; joined 1989) BCom, BAgMan

M J Pienaar
Executive Manager: Commercial
(40; joined 1996) BSc, LLB

J H Slabbert
Chief Information Officer
(46; joined 2002) BSc (RAU), BSc Hons (RAU), MSc (Unisa), MSc OR (Unisa), LicM (Belgium)

D J Viviers
Group Secretary and Legal Advisor
(55; joined 1997) BA, BProc

J A Day
Group Chief Strategy Officer
(56; joined 1974)
ACIS

M J Deall
Chief Logistics Executive
(49; joined 1979)

I T Fuhr
Chief Executive: Super Mart
(49; joined 1976)

P J Moonsamy
Chief Executive: Manufacturing
(43; re-joined 2003)
BAdmin (UDW), MBA (UCT)

The Directors of Edcon regard corporate governance as vitally important to the success of Edcon's business and are unreservedly committed to applying the principles necessary to ensure that good corporate governance is practised. For this they accept full responsibility. These principles include discipline, independence, responsibility, fairness, social responsibility, transparency and accountability of the Directors to all stakeholders. In pursuit of these ideals, the intention is to exceed "minimum requirements" with due consideration to international trends and codes. Corporate governance within the Edcon Group is managed and monitored by a unitary Board of Directors and several subcommittees of the main Board. The Board is of the opinion that the Group currently complies with all the significant requirements incorporated in the Code of Corporate Practices and Conduct, as set out in the second King Report and the JSE Securities Exchange SA Listings Requirements.

Board of Directors

A Board charter which will take into account the King II Report and the new JSE listing requirements is in preparation.

The Board's primary responsibilities, based on a predetermined assessment of materiality, include giving strategic direction to Edcon, identifying key risk areas and key performance indicators of Edcon's business, monitoring investment decisions, considering significant financial matters, reviewing the performance of executive management against business plans, budgets and industry standards and ensuring that competent, appropriately skilled and motivated executives lead key portfolios in the business. The Board has identified and monitors the non-financial aspects relevant to the business. In addition, specific attention is given to ensuring that a comprehensive system of policies and procedures is operative and compliance with corporate governance principles is reviewed regularly. The Board is chaired by independent non-executive Director, W S MacFarlane, and consists of six executive and six non-executive Directors. None of the non-executive Directors represent major shareowners in the company. The names and credentials of the Directors in office on 29 March 2003 and their attendance at Board meetings are detailed on pages 7 and 76 respectively. The Board remains responsible to stakeholders in the exercise of its duties.

Non-executive Directors contribute an independent view to matters under consideration and add to the breadth and depth of experience of the Board. This group enjoys significant influence at meetings. The roles of Chairman and Chief Executive Officer are separate, with responsibilities divided between them. The Chairman has no executive functions. The Chairman has accepted the role of the "senior independent director" and he meets at least monthly with senior executive management to monitor progress and discuss relevant business issues. He is available to respond to shareowner queries or issues relating to the company, at any time during the year. All Directors have the appropriate knowledge and experience necessary to carry out their duties with each actively involved in the Group's affairs.

Generally, Directors have no fixed term of appointment but retire by rotation every three years, and, if available, are considered for re-appointment at the Annual General Meeting. The only exception to this is the Chief Executive Officer who has an employment contract to 31 March 2006. Both the Chief Executive – Group Services and the Group Human Resources Director who will retire by rotation have contracts which expire in February 2006 but may be renewed by agreement with the Board. The Chief Executive, Edgars Chain is also subject to shareowner appointment but has a contract which expires on 1 June 2006. In terms of the articles of association Messrs W S MacFarlane, M R Bower, J D M G Koolen and Dr. U Ferndale retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Shareowners will also be asked to confirm the appointment as executive Directors, of Messrs S R Binnie and A v A Boshoff, who were appointed to the Board on 27 March 2003 and 15 August 2002 respectively.

Non-executive Directors receive no share options nor significant benefits from Edcon other than their directors' fees and staff discounts on private purchases. All Board members are required to disclose their shareholdings in Edcon, other directorships and any potential conflict of interest, and do not participate in any discussions and decisions on matters in which they have a conflicting interest. Directors are required to advise and obtain clearance from the Chairman before dealing in Edcon shares. The Chairman will withhold clearance for dealing during a closed period or if there is unpublished price sensitive information. Adequate "directors and officers" insurance cover has been purchased by the company to meet any claims against directors.

Board meetings are held at least quarterly, with additional meetings called where circumstances necessitate. Non-executive Directors do not meet without the Chairman or executive Directors present. Effective chairmanship and a formal agenda, ensures that all issues requiring attention are raised, proceedings are conducted efficiently and all appropriate matters are addressed. All relevant information is supplied to Directors timeously. Meetings are not dominated by one person or group of persons, rather the interests of all stakeholders remain at the core of all decisions.

Members have unlimited access to the company secretary, who acts as an advisor to the Board and its sub-committees on issues including compliance with Group rules and procedures, with statutory regulations and with the King II Code of Corporate Governance. Furthermore, the advice of independent professionals may be obtained by any Board member in appropriate circumstances, at the expense of the company. The name and address of the secretary is on the back cover.

Board Sub-Committees

Specific responsibilities have been delegated to Board committees with defined terms of reference set out in their charters. The current Board committees are:

Audit and Risk Committee

Edcon's Audit Committee has traditionally evaluated the company's exposure to significant risks. During the year, the committee's role was expanded to include the review of Edcon's risk management processes, as envisaged by the King report and the Committee's title was changed to the Audit and Risk Committee. Due consideration was given to forming a separate Board Risk Committee but this was not seen to be practical, as the Directors who would serve on such a risk committee, would be the members of the Audit Committee. The frequency of meetings of the Audit and Risk Committee was increased to at least three meetings per year to cater for extra focus on the management of risk.

The Audit and Risk Committee is assisted in its risk management function by the Risk Management Workgroup that is chaired by the Chief Executive – Group Services.

The Audit and Risk Committee's responsibility for risk management is contained in a charter, which provides clear terms of reference under which the committee operates. The charter was reviewed during 2002, taking into account current international trends and developments pertaining to audit committees. In terms of the charter, the Audit and Risk Committee continuously evaluates exposure to significant risks, reviews the effectiveness of the risk management processes, reviews the appropriateness and adequacy of the systems of internal financial and operational control, reviews accounting policies and financial information issued to the public, provides effective communication between Directors, management and internal and external auditors, reviews the performance of the internal and external auditors and recommends the appointment of and fees payable to the external auditors.

Committee members have unlimited access to all information, documents and explanations required in the discharge of their duties. This authority has been extended to the internal and external auditors. The activities of the committee are reviewed by the members via an annual control self-assessment exercise. Furthermore the main Board is provided with regular reports on the committee's activities.

The committee, comprising of three non-executive Directors, whose details are provided on page 7, is chaired by P L Wilmot. The other members are W S MacFarlane and A J Aaron. The committee meets at least three times a year. The Chief Executive Officer and the Chief Executive – Group Services are required to attend all meetings of the committee as invitees. Meetings are also attended by the Group Financial Director, external auditors, internal auditors and the company secretary.

The charter also prescribes that separate meetings must be held with management, the head of group internal audit and the external auditors, to ensure that matters are considered without undue influence. The head of group internal audit and the external auditors have unlimited access to the Chairman. The Internal Audit Department currently reports directly to the Audit and Risk Committee but is also responsible to the Group Financial Director on day to day matters. Its significant reports are copied to the Chief Executive Officer and there is regular two-way communication between the Chief Executive Officer and the head of group internal audit.

Remuneration and Nominations Committee

The function of the Remuneration and Nominations Committee, as set out in its charter, is to approve a broad remuneration strategy for the Group and to ensure that Directors and senior executives reporting to the Chief Executives are adequately remunerated for their contribution to Edcon's operating and financial performance, in terms of base pay as well as short and long-term incentives. It also recommends the fees that should be paid to non-executive Directors. In fulfilling its duties, consideration is given to industry and local benchmarks and international trends. At all times, due attention is paid to succession plans and the retention of key executives. In order to promote an identity of interests with shareowners, share incentives are considered to be an integral and vital element of all non-bargaining unit staff and middle and senior management's incentive pay. The committee is chaired by A J Aaron who was appointed to the board in 1978. In view of his long service and his knowledge of the Group's remuneration policy and although he is not an independent non-executive Director (he is a director and shareowner of Werksmans Inc, Edcon's attorneys), he is regarded by the Board as its most suitable member to chair the Remuneration and Nominations Committee. The members of the committee are W S MacFarlane and Z B Ebrahim.

The Remuneration and Nominations Committee also assesses the effectiveness of the Board composition and evaluates the performance of all Directors and senior executives, with the exception of the Chief Executive Officer, on an annual basis. The performance of the Chairman of the Board of Directors is evaluated by all Board members, on an annual basis, and in conjunction with the Chairman of this committee, the Chairman of the Board reviews the performance of the Chief Executive Officer also on an annual basis. The Remuneration and

Nominations Committee is also responsible for the assessment and nomination of potential new directors. New Directors are currently provided with suitable induction material designed to familiarise, particularly non-executive Directors, with all aspects of the business. The committee members are detailed on page 75. The Directors' emoluments are fully disclosed in note 6.2 to the financial statements and the share options granted to each Director are detailed in note 20.5.

Customer Service Committee

This committee was established in 2000 to promote a customer service ethic throughout the Group and to provide an independent assessment of customer service against specified service objectives, by setting criteria and measuring delivery against these standards. The committee is responsible for maintaining a comprehensive understanding of the levels of customer service expected in each chain, against which it considers the results of various initiatives including "mystery shopper" reports. It makes recommendations for corrective action after evaluating the results of the various survey reports it has commissioned. Meetings are held twice per annum under the chairmanship of the Chief Executive Officer. The members of the committee are T N Eboka and R L Scott. Clear terms of reference have been documented in a charter approved by the main Board. The committee consists of three members of whom one is non-executive. The Directors who are committee members are detailed on page 75.

Other Group committees

Employment Equity Committee

The role of the Employment Equity Committee is to formulate and implement the Group's employment equity strategy and measure achievements. The employment equity plan has been developed, updated and submitted to the relevant authorities and there is ongoing communication of the strategy and plan as well as the monitoring of its implementation and the achievement of goals.

A constitution has been adopted which guides the committee's activities. The committee of elected and appointed members, holds monthly meetings with representatives from management and labour and is chaired by the Chief Executive Officer.

Risk Management Workgroup

This committee, under the chairmanship of the Chief Executive – Group Services, meets quarterly to identify and monitor Group risks and to measure the efficacy of steps taken to mitigate identified risks. The meeting is attended by the financial director, human resources director, the head of group internal audit, treasurer, credit executive, security managers, chief information officer, insurance manager, group secretary and insurance brokers/consultants. This committee reports regularly to the Audit and Risk Committee.

Accountability and Audit

Internal Control

The Board of Directors is responsible for the Group's systems of internal control. Responsibility for the adequacy, extent and operation of these systems is delegated to the executive Directors. To fulfil this responsibility, management maintains accounting records and has developed and continues to maintain appropriate systems of internal control.

The Directors report that the Group's internal controls and systems are designed to provide reasonable, and not absolute, assurance as to the integrity and reliability of the financial statements, to safeguard, verify and maintain accountability of its assets and to detect and minimise fraud, potential liability, loss and material misstatement, while complying with applicable laws and regulations.

The systems of internal control are based on established organisational structures together with written policies and procedures, including budgeting and forecasting disciplines and the comparison of actual results against these budgets and forecasts. The Directors have satisfied themselves that these systems and procedures are implemented, maintained and monitored by appropriately trained personnel with suitable segregation of authority, duties and reporting lines and by the comprehensive use of advanced computer hardware and software technologies. Employees are required to maintain the highest ethical standards as outlined in the Group's updated Code of Ethics documentation to ensure that business practices are conducted in a manner which in all reasonable circumstances is above reproach. The effectiveness of the systems of internal control in operation is monitored continually through reviews and reports from:

- senior executives and divisional managers;
- the head of Group Internal Audit; and
- external auditors.

Furthermore, management has a control self-assessment process to supplement the existing structures of evaluating the systems of internal control. The process which includes the signing of a representation letter by the Chief Executive of each chain, is designed to assess, maintain and improve controls on an ongoing basis.

None of the above reviews indicated that the systems of internal control were not appropriate or satisfactory. Furthermore no material loss, exposure or misstatement arising from a material breakdown in the functioning of the systems have been reported to the Directors in respect of the year under review.

Internal Audit

Edcon Group Internal Audit operates in terms of an Audit and Risk Committee approved charter to provide management with an independent, objective consulting and assurance service that reviews matters relating to control, risk management, corporate governance and operational efficiency. The function's responsibility is to independently assess and appraise the systems of internal control and the policies and procedures of the Group, in order to monitor how adequate and effective they are in ensuring the achievement of organisational objectives; the relevance, reliability and integrity of management and financial information; whether resources are being used economically, effectively and efficiently; the safeguarding of assets; compliance with relevant policies, procedures, laws and regulations; and prevention of waste, extravagance and fraud.

The internal audit function reports directly to the Chairman of the Audit and Risk Committee and has an obligation to report material exceptions and incidents directly to the Chief Executive Officer, Chairman of the Board of Directors and the Audit and Risk Committee. For practical purposes, the head of Internal Audit reports to the Group Financial Director on day-to-day matters.

All Edcon business operations and support functions are subject to internal audit. The section has an Audit and Risk Committee approved two-year rolling plan, based on a group-wide risk assessment, which is reviewed annually. Internal audits are conducted in accordance with the Institute of Internal Auditors' professional standards.

In addition to the above, Group Internal Audit provides a risk management facilitation role, which aims to maintain a high profile for the Group's risk management process without assuming responsibility for risk management, which remains the responsibility of relevant line management.

Independent forensic investigations are also conducted by Group Internal Audit to provide appropriate recommendations for the correction of control shortcomings. The Group's fraud hotline continues to be an effective tool for the prevention and detection of fraud.

External Audit

The external auditors provide an independent assessment of systems of internal financial control and express an independent opinion on the annual financial statements. The external auditors complement the work of the internal audit department and review all internal audit reports on a regular basis. The external audit function offers reasonable, but not absolute assurance on the accuracy of financial disclosures.

Risk Management

The Board is responsible for the total process of risk management in Edcon. At each of its meetings, the Audit and Risk Committee is presented with the Edcon Risk Monitor, which reports on the top ten significant risks facing the Group. The document provides the Audit and Risk Committee with risks for their consideration.

Prior to being presented to the Audit and Risk Committee, the Risk Monitor is discussed and considered at operational level by the Risk Management Workgroup, which is chaired by the Chief Executive – Group Services. This workgroup is qualified to provide the Audit and Risk Committee with operational insight into the risks and the development of appropriate management actions to mitigate these risks.

Below are the current top ten risks (and hence opportunities) facing Edcon with graphs showing a comparison of the mean of management's ratings of the significance of the risks versus the effectiveness of management's actions in mitigating the risks.

Risk

Ratings

1. **People skills**

   Edcon's success is very dependent on employing and retaining the right people. To achieve this objective, a comprehensive "Employer of Choice" campaign has been launched, with the aim of attracting, retaining and developing high quality, professional staff.


2002
2003
4
3
2
1
Significance
Low
1
2
3
4
Management

2. **Supplier base decline**

   Concerns relate to inflexible, unreliable, unresponsive and unprofitable local suppliers.

   A strong Rand could boost imports by retailers and curtail local manufacturers' export activities, resulting in the demise of many local clothing manufacturers.


4
3
2
1
Significance
Low
1
2
3
4
Management

Risk | **Ratings**

3. **Market behaviour**

Pressure on disposable incomes remains high due to unemployment, cost of living increases and currently high interest rates. Consumer spending will, however, improve following recent personal tax reductions and once interest and food inflation rates fall. A strong Rand will dampen economic activity and hence growth in personal disposable incomes.


2002
2003
Significance
Management
Low
1
2
3
4

4. **Credit management**

High interest rates and various socio-economic factors could lead to more customers being unable to meet their financial obligations to Edcon. In response, the company has enhanced its controls to ensure that only low risk customers are granted credit; a portion of the debtors' book was successfully securitised; and Credit continues to receive very high and regular management focus.


Significance
Management
Low
1
2
3
4

5. **Acquisition management**

This is a new addition to the top ten risks. Focus and management attention on new acquisitions can dilute their impact on other parts of the business. Edcon has the financial and management capacity to acquire new businesses. Acquisitions are focused to facilitate sustainable growth and to create wealth. Existing Group infrastructures are being used to provide integration and to utilise excess capacity. Appropriate feasibility studies and due diligence exercises are conducted prior to acquisitions.


Significance
Management
Low
1
2
3
4

6. **HIV/AIDS**

During October 2002, the Health Monitor Group was commissioned to undertake new, detailed research on the potential impact of HIV/AIDS on both Edcon's staff and customer base. Other management initiatives include adequate insurance coverage with outsiders for the staff benefit fund; education programmes for all staff; condom dispensers in all stores and a review of the Medical Aid fund for new protocols and limits.


Significance
Management
Low
1
2
3
4

Risk

Ratings

◎ 2002 ● 2003

7. Information technology

Concentrated senior management attention and auditor focus on this vital resource ensures that the exposure is contained to acceptable levels. The IT strategy is aligned with Edcon's business requirements, with a special, significant project being conducted to enhance IT security. Disaster recovery capabilities are adequate and regularly tested. Appropriate people skills are attained through outsourcing arrangements.


Significance
Low
Management
1
2
3
4

8. Black economic empowerment (BEE)

Also new to the list, BEE is an opportunity that Edcon is harnessing vigorously. Over and above a very good employment equity record, the promotion of BEE enjoys the highest level of management focus with the Employment Equity Committee being chaired by the Chief Executive Officer. The Committee also drives specific, sustainable projects aimed at improving black economic activity.


Significance
Low
Management
1
2
3
4

9. Currency and interest rate exposure

Edcon's exposure to these largely unpredictable factors is significant but is also well managed by an adequately skilled and knowledgeable treasury function. A Treasury Risk Committee, which operates in terms of formally approved policies and procedures, ensures that the right level of continuous focus is maintained on this risk. A conservative approach is adopted, all foreign liabilities are hedged and no trade in derivatives and commodities is allowed.


Significance
Low
Management
1
2
3
4

10. Crime

Crime prevention, detection and investigation are management focal points. The ethical culture of the organisation works in tandem with its effective internal control measures to combat this scourge. An updated Code of Ethics is being introduced.


Significance
Low
Management
1
2
3
4

Relationships and Reporting

Employer of Choice

Our human resources are now full partners in the business with a common vision to "achieve business success through people" and to make Edcon the "Employer of Choice". A concerted drive to encourage employee participation at all levels has permeated the business. Employee participation is effected through employee fora, the conclusion of mutually beneficial agreements between labour and the company, an increased focus on training, employee participation as trustees on the medical aid and retirement funds and regular communication with employees through newsletters, the internal radio station in stores, and videos. During the year a further employee perception survey was conducted throughout the Group and when compared with previous surveys, perceptions have again improved meaningfully.

Employment Equity

Edcon has a clearly defined employment equity strategy, and a comprehensive employment equity plan agreed to by labour which was completed and submitted in June 2000. Updated plans were submitted in 2001 and 2002. This and other specific affirmative action programmes aim at liberating the full potential of previously disadvantaged personnel, while at the same time meeting all legislated requirements. The Employment Equity Committee manages this process. Details of the Group's progress in this and other employee related areas are included in the report on Human Resources.

Public and Shareowners

Communication to the public and shareowners embodies the principles of balanced reporting, understandability, openness and substance over form. Positive and negative aspects of both financial and non-financial information are provided. It is the policy of the company to meet regularly with institutional shareowners and investment analysts and to provide presentations to both local and international investors and analysts bi-annually after the release of company results. No unpublished price sensitive information is disclosed during these activities. An investor relations executive has been appointed recently to liaise with current and potential investors, analysts and the media.

Going Concern

The annual financial statements set out on pages 79 to 122 have been prepared on the going concern basis since the Directors, after due deliberation at the last meeting of the Board, have every reason to believe that the company and Group have adequate resources in place to continue in operation for the foreseeable future.

Code of Ethics

Edcon has a Group vision, a mission statement, a set of values and a Code of Ethics. The Code of Ethics is consistent with the principles of integrity, honesty, ethical behaviour and compliance with all laws and regulations. Edcon is in the process of getting staff buy-in on the Code of Ethics. Employees are expected to act in terms of the code at all times and failure to do so results in disciplinary action. Employees of outsourced functions are also required to comply with the principles of the code.

Staff with access to confidential financial information are prohibited from disclosing this to outsiders and from trading in Edcon shares during the closed periods after the year end and half year end, until the final or interim results are published. The provisions of the insider trading legislation are disclosed to staff from time to time.

All Edcon employees are required to adhere to a comprehensive internet and electronic mail policy. This disallows any activities that may bring the Group into disrepute. Firm action has been taken against associates who fail to honour this policy.

Environmental and Occupational Health and Safety

The Directors acknowledge their responsibility to all Edcon employees and the public for compliance with occupational safety and environmental health standards. Audits testing for compliance with the Occupational Health and Safety Act are conducted on a regular basis. Activities of our stores, factories and our suppliers are reviewed regularly to ensure that they are complying with all relevant legislation and are not polluting the environment in any respect. Further detail is provided on page 41.

Corporate Social Investment

Edcon contributes to the social upliftment of the communities in which it operates. Edcon's programmes are detailed in the Chief Executive – Group Services' Report on pages 44 and 45.

Edcon recognises its responsibility to the state and community to pay all applicable taxes and duties. Detail is provided on page 81.

The Group has a comprehensive HIV/AIDS Policy in relation to staff and continually evaluates the current and prospective impact of HIV/AIDS on consumer spending. More detail is provided on page 39.

Members of Board sub-committees as at 29 March 2003 were as follows:

		Meeting attendance		
		1st	**2nd**	**3rd**
Audit Committee	W S MacFarlane*			
	(Chairperson – May 2002)			
	A J Aaron*	Yes	Yes	Yes
	P L Wilmot*	Yes	Yes	Yes
	(Chairperson – November 2002)	Yes	Yes	Yes
Remuneration Committee	A J Aaron* (Chairperson)	Yes	Yes	
	Z B Ebrahim*	No	Yes	
	W S MacFarlane*	Yes	Yes	
Customer Service Committee	S M Ross (Chairperson)	Yes	Yes	
	T N Eboka*	Yes	Yes	
	R L Scott	Not appointed	Yes	

**Non-executive Director*

Other committees

Employment Equity Committee	Stephen Ross (Chairperson) **Employee representatives:** Urin Ferndale, Mark Bower, Jon Spotts, Mike Buckle, Lucky Motsogi, Anand Maharaj, Maria Selepe, Audrey Smuts, Gideon Sithole, Hameed Rassool, Adriaan Boshoff **SACCAWU representatives:** Maria Mokoe, Felix Dyomfana, Shalock Molefi, Aaron Tshabalala, Marcus Hofstander, Simphiwe Nikiwe, Lee Modiga, Esther Mashinini

Directors' Responsibilities for Financial Reporting

The annual financial statements for the year ended 29 March 2003 incorporate the results for the fifty-two weeks ended 29 March 2003 (2002: fifty-two weeks ended 30 March 2002). The Directors are ultimately responsible for the preparation of the annual financial statements and related financial information that fairly present the state of affairs and the results of the company and of the Group. The external auditors are responsible for independently auditing and reporting on these annual financial statements in conformity with Statements of South African Auditing Standards.

The annual financial statements set out in this report have been prepared by management in accordance with South African Statements of Generally Accepted Accounting Practice, International Accounting Standards and in the manner required by the Companies Act in South Africa. They incorporate full and reasonable disclosure and are based on appropriate accounting policies which have been consistently applied and which are supported by reasonable and prudent judgments and estimates.

No event, material to the understanding of this report, has occurred between the financial year end and the date of this report.

In the context of their audit, carried out for the purposes of expressing an opinion on the fair presentation of the annual financial statements, the auditors have concurred with the disclosures of the Directors on going concern.

These annual financial statements have been approved by the Board of Directors and are signed on their behalf by

W S MacFarlane
Chairman

S M Ross
Chief Executive Officer

Certificate by Company Secretary

In my capacity as company secretary, I hereby confirm, in terms of the Companies Act, 1973, that for the year ended 29 March 2003, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

D J Viviers
Group Secretary

20 May 2003

Board attendance

DIRECTOR'S NAME	May 2002	August 2002	November 2002	**February 2003**
W S MacFarlane	Yes	Yes	Yes	Yes
S M Ross	Yes	Yes	Yes	Yes
S R Binnie (appointed 27 March 2003)	N/A	N/A	N/A	In attendance
A v A Boshoff (appointed 15 August 2002)	N/A	In attendance	Yes	Yes
M R Bower	Yes	Yes	Yes	Yes
U Ferndale	Yes	Yes	Yes	Yes
J L Spotts	Yes	Yes	Yes	Yes
A J Aaron	Yes	Yes	Yes	Yes
T N Eboka	Yes	Yes	Yes	Yes
Z B Ebrahim	No	Yes	Yes	Yes
J D M G Koolen	Yes	Yes	No	Yes
P L Wilmot	Yes	Yes	Yes	Yes



group annual financial statements

Index

Record year

Currency of annual financial statements

The presentation and measurement currency of the annual financial statements is South African rand (R).

The approximate rand cost of a unit of the following currencies at 29 March 2003 (30 March 2002) was

	2003	2002
US dollar	**7,99**	11,43
Sterling	**12,55**	16,26
Botswana pula	**1,54**	1,71
Euro	**8,56**	9,97

Key indicators in US Dollar terms

	2003 US$m	2002 US$m
Revenue – retail sales*	**856**	688
Retail trading profit*	**58**	39
Cash "EBITDA"*	**93**	54
Earnings attributable to ordinary shareowners*	**36**	18
Cash flow from operations*	**75**	63
Total assets	**535**	363
Net assets	**297**	251
Market capitalisation	**324**	121

**Translated at an average rate of R9,71 (2002: R9,75)*

report of the independent auditors

To the members of
Edgars Consolidated Stores Limited

We have audited the annual financial statements set out on pages 79 to 122 for the year ended 29 March 2003. These financial statements are the responsibility of the company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the Group at 29 March 2003, and the results of their operations, cash flows and changes in equity for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, International Accounting Standards and in the manner required by the Companies Act in South Africa.

Ernst & Young
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
20 May 2003

Company 2002 Rm	Company 2003 Rm		Note	Group 2003 Rm	Group 2002 Rm
6 955,7	**8 452,5**	**Total revenues**	3	**9 194,8**	7 401,9
6 397,6	**7 678,8**	**Revenue – retail sales**		**8 313,7**	6 709,8
4 079,4	**4 797,7**	Cost of sales		**5 107,0**	4 264,1
2 318,2	**2 881,1**	**Gross profit**		**3 206,7**	2 445,7
1 316,6	**1 514,4**	Store costs		**1 595,9**	1 381,1
706,1	**1 030,4**	Other operating costs		**1 053,3**	684,3
295,5	**336,3**	**Retail trading profit**		**557,5**	380,3
(113,4)	**(41,4)**	Credit and financial services profit/(loss)	4	**51,7**	(55,2)
182,1	**294,9**	**Operating profit**	5	**609,2**	325,1
75,4	**115,0**	Dividend income	7	**5,7**	3,5
8,8	**67,1**	Interest received	8	**38,8**	8,8
266,3	**477,0**	**Profit before financing costs**		**653,7**	337,4
79,4	**65,9**	Financing costs	8	**83,0**	72,3
186,9	**411,1**	**Profit before taxation**		**570,7**	265,1
33,0	**146,0**	Taxation	9	**223,2**	93,4
153,9	**265,1**	**Earnings attributable to ordinary shareowners**		**347,5**	171,7
		Earnings per ordinary share (cents)	11		
		attributable earnings basis		**690,5**	302,9
		headline earnings basis		**752,6**	304,0
		Diluted earnings per share (cents)	11		
		attributable earnings basis		**647,5**	295,9
		headline earnings basis		**705,2**	296,9
		Dividends per ordinary share (cents)			
		declared for the financial year	10	**308,0**	117,0

Company 2002 Rm	Company 2003 Rm		Note	Group 2003 Rm	Group 2002 Rm
		Cash retained from operating activities			
182,1	**294,9**	Operating profit		**609,2**	325,1
185,1	**249,8**	Depreciation	5.3	**265,2**	194,9
4,0	**34,6**	Amortisation and impairment	5.1	**39,3**	3,8
1,2	**(13,7)**	Non-cash items	12.1	**(12,9)**	2,7
75,4	**105,0**	Dividends received	12.2	**5,7**	3,5
447,8	**670,6**	**Cash "EBITDA"**	2.12	**906,5**	530,0
72,9	**137,4**	Working capital movement	12.3	**(32,0)**	185,7
520,7	**808,0**	**Cash generated from operating activities**		**874,5**	715,7
8,8	**67,1**	Interest received		**38,8**	8,8
(79,4)	**(65,9)**	Financing costs paid	12.4	**(83,0)**	(72,3)
(22,2)	**(89,1)**	Taxation paid	12.5	**(103,2)**	(40,0)
427,9	**720,1**	**Cash inflow from operations**		**727,1**	612,2
(57,5)	**(115,8)**	Dividends paid	12.6	**(104,1)**	(57,2)
370,4	**604,3**	**Net cash retained**		**623,0**	555,0
		Cash utilised in investment activities			
(103,4)	**(69,6)**	Investment to maintain operations	12.7	**(92,6)**	(105,9)
(53,9)	**281,8**	Investment to expand operations	12.8	**278,6**	(53,9)
(157,3)	**212,2**	**Net cash generated/(invested)**		**186,0**	(159,8)
		Cash effects of financing activities			
—	**(319,1)**	Decrease in shareowner funding	12.9	**(324,0)**	(141,5)
(221,8)	**(412,9)**	Decrease in interest bearing debt	12.10	**(393,4)**	(238,7)
(221,8)	**(732,0)**	**Net cash outflow from financing activities**		**(717,4)**	(380,2)
(8,7)	**84,5**	**Increase in cash and cash equivalents**	12.11	**91,6**	15,0
116,7	**108,0**	**Cash and cash equivalents at the beginning of the year**		**215,5**	180,5
		Cash and cash equivalents on acquisition of subsidiaries	12.12	**6,2**	—
		Currency adjustments		**(15,3)**	20,0
108,0	**192,5**	**Cash and cash equivalents at the end of the year**		**298,0**	215,5
		Attributable cash flow per ordinary share (cents)	11	**1 444,6**	1 080,3
		Attributable cash equivalent earnings per ordinary share (cents)	11	**1 012,0**	726,7
		Cash realisation rate (%)	2.4	**143**	149

	Group 2003 Rm	2002 Rm	Change %
Cash value added is the wealth, expressed in cash terms, that the Group has created by purchasing, manufacturing, processing and marketing its products and services. The statement below shows how this cash wealth created has been disbursed among the Group's stakeholders.			
Cash generated			
Cash derived from customers	**8 765,7**	6 727,2	
Cash payments outside the Group to suppliers of materials, merchandise, facilities and services	**(6 364,1)**	(4 706,2)	
Wealth created through cash value added	**2 401,6**	2 021,0	19
Cash utilised to			
Remunerate employees for their services	**1 017,0**	890,5	14
Pay direct taxes to the state			
South Africa	**92,2**	29,2	216
Elsewhere	**11,0**	10,8	2
Provide lenders with a return on monies borrowed	**83,0**	72,3	15
Provide lessors with a return for the use of their premises	**471,3**	406,0	16
Provide shareowners with cash dividends	**104,1**	57,2	82
Cash disbursed among stakeholders	**1 778,6**	1 466,0	21
Net cash retained	**623,0**	555,0	12
Reconciliation with cash generation			
Cash value added (above)	**2 401,6**	2 021,0	
Less: Remunerate employees for their services	**(1 017,0)**	(890,5)	
Provide lessors with a return for the use of their premises	**(471,3)**	(406,0)	
Interest received	**(38,8)**	(8,8)	
Cash generated from operating activities (per cash flow statement)	**874,5**	715,7	
State taxes summary			
Direct taxes (as above)	**103,2**	40,0	
Net value added tax	**365,7**	171,9	
Employee tax	**121,7**	118,2	
Regional services council levies	**17,8**	15,5	
Municipal assessment rates and services	**87,2**	80,7	
Channelled through the Group	**695,6**	426,3	
Paid in			
South Africa	**668,2**	407,8	
Elsewhere	**27,4**	18,5	
	695,6	426,3	



2003
5,8%
57,2%
26,5%
4,7%
5,8%



2002
3,9%
60,8%
27,7%
4,9%
2,7%
Employees
Lenders
Shareowners
State
Lessors

balance sheets

Company 2002 Rm	Company 2003 Rm		Note	Group 2003 Rm	Group 2002 Rm
		Assets			
		Non-current assets			
740,3	**573,1**	Properties, fixtures, equipment and vehicles	13	**689,2**	825,8
1,0	**4,5**	Goodwill and trademarks	14	**103,6**	—
358,9	**987,2**	Investments	15	**400,0**	13,9
76,1	**80,2**	Loans	16	**80,6**	76,0
1 176,3	**1 645,0**	**Total non-current assets**		**1 273,4**	915,7
		Current assets			
896,0	**1 009,6**	Inventories	17	**1 186,6**	993,2
1 864,3	**1 356,0**	Accounts receivable and prepayments	18	**1 515,6**	2 000,3
23,3	**—**	Taxation receivable		**—**	26,5
108,0	**192,5**	Cash and cash equivalents	19	**298,0**	215,5
2 891,6	**2 558,1**	Total current assets		**3 000,2**	3 235,5
4 067,9	**4 203,1**	**Total assets**		**4 273,6**	4 151,2
		Equity and liabilities			
		Capital and reserves			
593,2	**274,1**	Share capital and premium	20	**127,7**	451,7
7,6	**9,0**	Non-distributable reserves	21	**28,9**	57,3
1 526,0	**1 675,2**	Retained surplus	22	**2 031,2**	1 787,8
2 126,8	**1 958,3**	Ordinary shareowners' equity		**2 187,8**	2 296,8
0,3	**0,3**	Preference share capital	20	**0,3**	0,3
		Minority interests		**0,3**	0,3
2 127,1	**1 958,6**	**Total shareowners' funds**		**2 188,4**	2 297,4
		Interest bearing debt			
182,7	**—**	Long and medium term	23	**0,6**	182,7
415,6	**183,5**	Short term	24	**182,8**	392,3
598,3	**183,5**	**Total interest bearing debt**		**183,4**	575,0
2 725,4	**2 142,1**	**Total capital employed**		**2 371,8**	2 872,4
		Interest free liabilities			
148,0	**266,8**	Owing to subsidiaries	15		
153,3	**23,8**	Deferred taxation	25	**42,3**	174,5
—	**163,1**	Current taxation		**192,4**	—
1 041,2	**1 607,3**	Accounts payable	26	**1 667,1**	1 104,3
1 342,5	**2 061,0**	**Total interest free liabilities**		**1 901,8**	1 278,8
4 067,9	**4 203,1**	**Total equity and liabilities**		**4 273,6**	4 151,2
		Net equity per ordinary share (cents)	2.17	**4 760,7**	4 430,8

statements of changes in ordinary shareowners' equity

Company: Share capital and premium Rm	Company: Non-distributable reserves Rm	Company: Retained surplus Rm	Company: Total Rm		Group: Share capital and premium Rm	Group: Non-distributable reserves Rm	Group: Retained surplus Rm	Group: Total Rm
593,2	2,6	1 429,5	2 025,3	**Balance at 31 March 2001**	593,2	40,9	1 700,4	2 334,5
				Zimbabwe adjustment for year ending 31 March 2001			(29,2)	(29,2)
593,2	2,6	1 429,5	2 025,3	Restated balance at 31 March 2001	593,2	40,9	1 671,2	2 305,3
		153,9	153,9	Earnings attributable to ordinary shareowners			171,7	171,7
		(57,4)	(57,4)	Ordinary dividends (note 10)			(57,2)	(57,2)
				Transfer from non-distributable to distributable reserves		(2,1)	2,1	—
				Foreign currency translation reserve		7,8		7,8
				Decrease in tax reserve relating to lifo adjustment		(0,3)		(0,3)
	4,3		4,3	Derivative valuation adjustment		4,3		4,3
				Share buyback (note 20.3)	(141,5)			(141,5)
	0,7		0,7	Revaluation reserve net of deferred taxation		6,7		6,7
593,2	7,6	1 526,0	2 126,8	**Balance at 30 March 2002**	451,7	57,3	1 787,8	2 296,8
		265,1	265,1	Earnings attributable to ordinary shareowners			347,5	347,5
		(115,9)	(115,9)	Ordinary dividends (note 10)			(104,1)	(104,1)
				Foreign currency translation reserve		(32,2)		(32,2)
				Increase in tax reserve relating to lifo adjustment		1,2		1,2
	1,4		1,4	Derivative valuation adjustment		1,4		1,4
				Reversal of deferred taxation on revaluation reserve		1,2		1,2
(319,1)			(319,1)	Share buyback (note 20.3)	(324,0)			(324,0)
274,1	**9,0**	**1 675,2**	**1 958,3**	**Balance at 29 March 2003**	**127,7**	**28,9**	**2 031,2**	**2 187,8**
				Note	20	21	22	

1. Accounting policies and bases of preparation

The financial statements are prepared in accordance with the historical cost convention, as modified by the revaluation of general purpose land and buildings and the restatement of certain financial instruments to fair value. The financial statements incorporate the following principal accounting policies which conform with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. These policies are consistent in all material respects with those applied in the previous year.

AC133 (revised) – Financial Instruments: Recognition and Measurement has been adopted ahead of its effective date.

1.1 Basis of consolidation

The Group annual financial statements consolidate the financial statements of the company and all significant subsidiaries. Foreign subsidiaries, which operate under severe long term restrictions that significantly impair their ability to repatriate income to the Group, are not consolidated. In these circumstances income from such investments will be brought to account only as and when received.

All entities which the Group has the ability to control are consolidated from the effective dates of acquisition and up to the dates effective control ceased.

The identifiable assets and liabilities of companies acquired are assessed and included in the balance sheet at their fair values as at the date of acquisition.

The company carries its investments in subsidiaries at cost less accumulated impairment losses (refer note 1.12), with the exception of non-consolidated subsidiaries which are treated as available-for-sale assets in terms of AC133.

All intragroup transactions and balances are eliminated on consolidation.

1.2 Foreign currency translations

1.2.1 Foreign entities

All foreign subsidiaries are classified as foreign entities for the purposes of foreign currency translation.

The assets and liabilities of foreign subsidiaries are translated into South African rand at rates of exchange ruling at the date of consolidation. Income, expenditure and cash flow items are translated using weighted average rates of exchange during the relevant accounting period. Differences arising on translation are reflected in a foreign currency translation reserve.

Where foreign subsidiaries are not consolidated (refer 1.1) and are treated as available-for-sale assets and where such investments are not actively traded in organised financial markets, fair value is based on the net asset value of the subsidiary translated at the parallel exchange rate on the balance sheet date. Gains or losses are recognised directly in equity until the investment is sold, collected, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in income.

1.2.2 Foreign currency transactions and balances

Transactions in foreign currencies are converted to South African rand at the rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities in foreign currencies are stated in South African rand using rates of exchange ruling at the financial year end. Resulting surpluses and deficits are included in financing costs and are separately identified.

1.3 Goodwill

Goodwill, being the excess of the purchase consideration over the attributable fair value of the net identifiable assets at the date of acquisition, is capitalised and amortised on a straight-line basis over the lesser of its effective economic life and 20 years. Any excess, as at the date of the exchange transaction, of the acquirer's interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, is recognised as negative goodwill. The amount of negative goodwill remaining that does not exceed the fair value of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable assets acquired. The amount of negative goodwill in excess of fair value of acquired identifiable non-monetary assets is recognised in income immediately.

1. Accounting policies and bases of preparation *(continued)*

1.4 Financial instruments

Financial instruments recognised on the balance sheet include investments, derivative instruments, investments in debt securities, accounts receivable, cash and cash equivalents, accounts payable and interest bearing debt. Financial instruments are initially measured at cost, including transaction costs, when the Group becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below. Where the Group can legally do so and the Group intends to settle on a net basis or simultaneously, related positive and negative values of financial instruments are offset within the balance sheet totals.

1.4.1 Derivative instruments

The Group uses derivative financial instruments including interest rate swaps, forward rate agreements, interest rate caps and forward exchange contracts to hedge its exposure to interest rate and foreign currency fluctuations. It is the policy of the Group not to trade in derivative financial instruments for speculative purposes.

In terms of hedge accounting, hedges are either (a) fair value hedges, which hedge the exposure to changes in the fair value of a recognised asset or liability or (b) cash flow hedges, which hedge exposure to variability in cash flows.

In the case of fair value hedges, any gains or losses on marking to market the hedging instrument, are recognised immediately in the profit for the period.

Gains and losses on effective cash flow hedging instruments in respect of firm commitments or forecast transactions, are recognised directly in equity. Any ineffective portion of a cash flow hedge is recognised in profit before taxation for the period.

When the hedged firm commitment or forecast transaction is recognised as an asset or a liability, the cumulative associated gains or losses reflected in equity are included in the initial measurement of the asset or liability. For other cash flow hedges that do not result in the recognition of an asset or liability, the cumulative gains or losses reflected in equity are included in profit in the period in which the hedged firm commitment or forecast transaction affects profit.

1.4.2 Investment in debt securities

Loans receivable held to maturity are measured at amortised cost using the effective interest rate method.

1.4.3 Trade and other receivables

Trade and other receivables are stated at cost less an allowance for doubtful debts. The allowance raised is the amount needed to reduce the carrying value to the net realisable value.

1.4.4 Cash and cash equivalents

Cash and cash equivalents are measured at fair value.

1.4.5 Financial liabilities

Financial liabilities other than derivatives are amortised at their original debt value less principal payments and amortisations. Derivatives are subsequently measured at fair value, and gains and losses included in profit for the period.

Discounts arising from the difference between the net proceeds of debt instruments issued and the amounts repayable at maturity are charged to net financing costs over the life of the instruments.

1.4.6 Impairment of financial assets

At each balance sheet date an assessment is made of whether there is any objective evidence of impairment of financial assets. If there is evidence then the recoverable amount is estimated and an impairment loss is recognised in accordance with IAS39 (AC133).

1.5 Inventories

Retail trading inventories are valued at the lower of cost using the weighted average cost and net realisable value. In the case of own manufactured inventories, cost includes the total cost of manufacture, based on normal production facility capacity, and excludes financing costs.

Work in progress is valued at actual cost, including direct material costs, labour costs and manufacturing overheads.

Factory raw materials and consumable stores are valued at average cost, less an allowance for slow moving items.

1. Accounting policies and bases of preparation *(continued)*

1.6 Leases

Leases are classified as finance leases where substantially all the risks and rewards associated with ownership of an asset are transferred from the lessor to the Group as lessee.

Assets subject to finance leases are capitalised at their cash cost equivalent with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated to their estimated residual values over their estimated useful lives. Finance lease payments are allocated, using the effective interest rate method, between the lease finance cost, which is included in financing costs, and the capital repayment, which reduces the liability to the lessor.

Operating leases are those leases which do not fall within the scope of the above definition. Operating lease rentals are charged against trading profit on a systematic basis over the term of the lease.

1.7 Properties, fixtures, equipment and vehicles

1.7.1 Properties

General purpose land and buildings are revalued every three years, by recognised professional valuers, to net realisable open market value using the alternative or existing use basis as appropriate. Depreciation is provided on buildings over 50 years.

Expenditure relating to leased premises is capitalised and depreciated to expected residual value over the remaining period of the lease.

1.7.2 Fixtures, equipment and vehicles

Fixtures, equipment and vehicles are recorded at historic cost and depreciated to their expected residual values over the following estimated useful lives

Fixtures and fittings	8 years
Computer equipment	5 years
Computer software	3 years (previously 5 years)
Machinery	10 years
Vehicles	5 years

1.8 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

1.9 Software costs

Packaged software and the direct costs associated with the development and installation thereof are capitalised and included in accounts receivable and prepayments until commissioned. Software is depreciated in full on a systematic straight-line basis over three years from the date of being commissioned in the business.

1.10 Taxation

Deferred taxation is provided in full at legislated future rates for all temporary differences between the taxation base of an asset or liability and its balance sheet carrying amount.

No deferred taxation is recognised in those circumstances where the initial recognition of an asset or liability has no impact on accounting profit or taxable income.

Assets are raised in respect of the deferred taxation on assessed losses where it is probable that future taxable profits will be available against which the deferred taxation asset can be realised in the foreseeable future.

Where applicable, non-resident shareholders' taxation is provided in respect of foreign dividends receivable.

1.11 Trademarks and brand names

Where payments are made for the acquisition of trademarks or brand names, the amounts are capitalised and amortised over their anticipated useful lives, currently estimated to be between five and ten years. No valuation is made of internally developed and maintained trademarks or brand names. Expenditure incurred to maintain brand names is charged in full against trading profit.

1. Accounting policies and bases of preparation *(continued)*

1.12 Impairment

The carrying value of assets is reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated. Where the carrying value exceeds the estimated recoverable amount, such assets are written down to their recoverable amount.

1.13 Accounting for insurance activities

Income resulting from jointly controlled operations on insurance activities in excess of dividends received, is recognised as a receivable.

1.14 Revenue recognition

Revenue from all sales of merchandise through retail outlets is brought to account when delivery takes place to the customer. Revenue from manufacturing and other operations is recognised when the sale transactions giving rise to such revenue are concluded. Interest earned on arrear account balances is accrued on a time proportion basis recognising the effective yield on the underlying assets. Dividends are recognised when the right to receive payment is established.

1.15 Segmental information

The principal segments of the Group have been identified on a primary basis by chain, cost centre and manufacturing operation and on a secondary basis by significant geographical region. The basis is representative of the internal structure for management purposes. The source and nature of business risks and returns are segmented on the same basis.

Segment revenue – retail sales reflect sales to third parties including arm's length inter-segment revenue recorded at fair value. The segment result is presented as segment trading profit without allocation of finance costs and taxation. Corporate expenses are allocated on an appropriate basis after giving due consideration to the nature of such expenses incurred. Segment gross assets include those assets that can be specifically identified with a particular segment. Neither trade accounts receivable, which are housed in the centralised credit division, nor corporate liabilities which are held at the centre, are allocated to segments.

1.16 Employee benefits

The Group operates defined benefit pension and medical aid benefit plans as well as several defined contribution provident funds. Current contributions are charged against income when incurred.

The cost of providing benefits to the Group's defined benefit plans is determined using the projected unit credit actuarial valuation method. Improved benefits in defined benefit funds are only granted if they can be financed from the actuarial surplus. Contribution rates to defined benefit plans are adjusted for any unfavourable experience adjustments. Favourable experience adjustments are retained within the funds. Actuarial surpluses are only brought to account in the Group's financial statements when it is clear that economic benefits will be available to the Group.

Leave pay is provided for in full based on the total cost to the company.

1.17 Share capitalisation awards and cash dividends

The full cash equivalent of capitalisation share awards, and cash dividends paid by the company, are recorded and disclosed as dividends declared in the statement of changes in equity. Dividends declared subsequent to the year end are included in total shareowners' equity at the balance sheet date. Upon allotment of shares in terms of a capitalisation award, the election amounts are transferred to the share capital and share premium account, cash dividend election amounts are paid and the amount removed from equity.

1.18 Treasury shares

Shares in Edcon held by a wholly-owned subsidiary are classified as treasury shares. These shares are treated as a deduction from the issued and weighted average numbers of shares and the cost price of the shares is deducted from Group equity. Dividends received on treasury shares are eliminated on consolidation.

2. Definitions

2.1 Attributable cash flow per ordinary share

Attributable cash flow from operations after adjusting for minority interests and preference dividends paid divided by the weighted average number of ordinary shares in issue during the year.

2.2 Capital employed

Shareowners' funds including minority interests in subsidiaries and interest bearing debt.

2.3 Cash and cash equivalents

Comprise cash on hand and demand deposits together with any highly liquid investments readily convertible to known amounts of cash.

2.4 Cash realisation rate

Percentage of the potential cash earnings realised and is derived by dividing attributable cash flow per ordinary share by cash equivalent earnings per ordinary share.

2.5 Cost of credit

The cost of administering the debtors book.

2.6 Cost of sales

Includes the historical cost of inventory, distribution costs incurred in bringing the inventory to the retail locations, markdowns and promotional costs.

2.7 Current ratio

Current assets divided by current liabilities. Current liabilities include short term borrowings and interest free liabilities other than deferred taxation.

2.8 Dividend cover

Earnings per ordinary share divided by dividends per ordinary share.

2.9 Dividend yield

Dividends per ordinary share divided by the closing share price on the JSE Securities Exchange SA.

2.10 Earnings per ordinary share

2.10.1 Attributable earnings basis

Earnings attributable to ordinary shareowners divided by the weighted average number of ordinary shares in issue during the year.

2.10.2 Cash equivalent basis

Earnings attributable to ordinary shareowners adjusted for non-cash items in attributable earnings and equity accounted retained earnings, divided by the weighted average number of ordinary shares in issue during the year.

2.10.3 Diluted earnings basis

Earnings attributable to ordinary shareowners adjusted for interest after taxation on the compulsorily convertible debentures, divided by the weighted average number of ordinary shares in issue during the year increased by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of dilutive options and dilutive compulsorily convertible debentures.

2.10.4 Headline earnings basis

Earnings attributable to ordinary shareowners, adjusted for profits and losses on capital items recognising the taxation and minority impacts of these adjustments, divided by the weighted average number of ordinary shares in issue during the year. This calculation is in accordance with the Circular 7 of 2002 issued by the South African Institute of Chartered Accountants.

2. Definitions *(continued)*

2.11 Earnings yield

Earnings per ordinary share divided by the closing share price on the JSE Securities Exchange.

2.12 Cash "EBITDA"

Earnings before interest, taxation, depreciation and amortisation charges.

2.13 Financing cost cover

Operating profit divided by net financing costs.

2.14 Gearing ratio

Interest bearing debt, reduced by cash and cash equivalents, divided by shareowners' funds.

2.15 Net assets

The sum of fixed and current assets less all interest free liabilities.

2.16 Net asset turn

Retail sales divided by closing net assets.

2.17 Net equity per ordinary share

Ordinary shareowners' equity divided by the number of ordinary shares in issue at the year end.

2.18 Price earnings ratio

The closing share price on the JSE Securities Exchange divided by earnings per ordinary share.

2.19 Retail sales

Represent sales of merchandise through retail outlets and exclude value added and general sales tax, fees, rental income and inter-group transactions.

2.20 Return on capital employed

Profit after taxation, plus interest paid taxed at the standard rate, as a percentage of average capital employed.

2.21 Return on ordinary shareowners' equity

Earnings attributable to ordinary shareowners as a percentage of average ordinary shareowners' equity.

2.22 Revenue

Represents all sources of income accrued to the Group and company.

2.23 Shareowners' compound annual rate of return

Calculated by recognising the market price of an Edcon share five years ago as a cash outflow, recognising the annual dividend per share streams since that date and closing share price at the end of five years as inflows, and determining the internal rate of return inherent in these cash flow streams.

2.24 Weighted average number of ordinary shares in issue

The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, and decreased by share repurchases weighted on a time basis for the period during which they have participated in the income of the Group. In the case of shares issued pursuant to a share capitalisation award in lieu of dividends, the participation of such shares is deemed to be from the date of issue.

2.25 Weighted average price paid per share traded

The total value of shares traded each year divided by the total volume of shares traded for the year on the JSE Securities Exchange.

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
3. Revenues				
Retail sales	**8 313 731**	6 709 801	**7 678 824**	6 397 558
Administration fees			**32 924**	14 179
Club fees	**188 719**	194 931	**188 719**	194 931
Dividend income	**5 747**	3 473	**115 011**	75 435
Finance charges	**331 841**	220 417	**315 501**	220 417
Financial services income	**188 512**	127 031	**54 437**	44 391
Interest received	**38 777**	8 763	**67 078**	8 752
Manufacturing sales to third parties	**127 514**	137 523		
	9 194 841	7 401 939	**8 452 494**	6 955 663
4. Total cost of financing				
Cost of credit	**(37 931)**	(111 430)	**(41 386)**	(113 459)
Financial services profit	**89 606**	56 202	**—**	—
Credit and financial services profit/(loss)	**51 675**	(55 228)	**(41 386)**	(113 459)
Notional financing costs allocated on own debtors*	**(223 482)**	(196 980)		
Total cost of credit	**(171 807)**	(252 208)		
Net financing costs (note 8)	**(44 213)**	(63 503)		
Notional financing receipts allocated	**223 482**	196 980		
Group net financing receipts	**179 269**	133 477		
Total profit/(cost) of financing	**7 462**	(118 731)		

**Being a market related charge on the balance sheet assets within the credit area*

5. Operating profit

This is stated after taking account of the following items

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
5.1 Amortisation of goodwill and trademarks				
Charge for the year	**8 097**	3 849	**1 500**	4 000
Impairment of goodwill	**31 199**	—	**33 123**	—
	39 296	3 849	**34 623**	4 000

		Group		Company	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
5.	**Operating profit** *(continued)*				
5.2	**Auditors' remuneration**				
	Audit fees	**4 095**	2 350	**3 522**	1 930
	Fees for consulting and other services	**579**	751	**531**	705
	Expenses	**106**	85	**106**	75
	Prior year (over)/under-provision	**(461)**	(3)	**(417)**	6
		4 319	3 183	**3 742**	2 716
5.3	**Depreciation of properties, fixtures, equipment and vehicles**				
	Buildings	**1 105**	996	**95**	93
	Leasehold improvements	**11 679**	11 215	**10 838**	10 851
	Fixtures and fittings	**95 354**	92 504	**89 167**	89 030
	Computer equipment and software	**150 491**	84 721	**146 631**	81 819
	Machinery and vehicles	**6 651**	5 419	**3 063**	3 355
		265 280	194 855	**249 794**	185 148
5.4	**Fees payable**				
	Managerial, technical, administrative and secretarial fees paid outside the Group	**46 016**	16 633	**44 886**	15 108
	Outsourcing of IT function	**152 177**	145 778	**151 888**	145 778
		198 193	162 411	**196 774**	160 886
5.5	**Operating lease expenses**				
	Properties				
	Minimum lease payments	**451 942**	391 072	**412 243**	360 191
	Turnover clause payments	**19 352**	14 947	**27 238**	21 512
	Sublease rental income	**(19 183)**	(16 577)	**(19 183)**	(16 531)
	Furniture, equipment and vehicles	**135 922**	107 826	**132 850**	103 758
		588 033	497 268	**553 148**	468 930
5.6	**Net loss on disposal of properties, fixtures, equipment and vehicles**	**17 268**	886	**15 231**	1 423

	Group		Company	
	2003	2002	**2003**	2002
	R000	R000	**R000**	R000

6. Directors and employees

6.1 Employees

The Group employed 12 541 (2002: 10 766) permanent employees of whom 11 269 (2002: 9 716) were employed in retailing and 1 272 (2002: 1 050) in the manufacturing divisions.

The proportion of black staff has increased to 83% (2002: 82%). 72% of the complement is female (2002: 72%).

Currently 55% (2002: 54%) of permanent employees have more than five years' service with the Group. Labour turnover for the year was 21% (2002: 30%).

The aggregate remuneration and associated cost of permanent and casual employees including Directors was

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
Salaries and wages	**903 097**	785 706	**788 695**	665 314
Retirement benefit costs	**85 208**	78 802	**79 171**	72 023
Medical aid contributions				
Current	**22 631**	22 621	**20 282**	19 866
Post-retirement	**6 042**	3 384	**5 415**	2 972
	1 016 978	890 513	**893 563**	760 175

Included in retirement benefit costs are amounts for the Edcon Pension Fund and the Edcon Medical Aid calculated as follows

Edcon Pension Fund (Group and company)

	2003 R000	2002 R000
Current service cost	**3 156**	3 014
Less: Employee contributions	**(914)**	(1 035)
Net current service cost	**2 242**	1 979
Notional interest cost	**31 583**	31 581
Expected return on assets	**(74 080)**	(74 080)
Net actuarial gain not recognised in the year	**41 206**	41 669
Pension cost	**951**	1 149
The actual return on pension fund assets	**11 711**	133 907

Edcon Medical Aid (Group and company)

	2003 R000	2002 R000
Current service cost	**2 647**	3 976
Notional interest cost	**9 032**	8 555
Net actuarial gain recognised in the year	**(5 637)**	(9 147)
Medical aid cost	**6 042**	3 384

6. Directors and employees *(continued)*

6.1 Employees *(continued)*

Retirement funds

Separate funds, independent of the Group, provide retirement and other benefits for all employees on the permanent staff and their dependants. For the full year there were four defined contribution funds of significance, namely Edgars Provident Fund, SACCAWU National Provident Fund, FEDCRAW Provident Fund and CNA Provident Fund. A defined contribution fund is available to employees in Namibia. The Group has two defined benefit funds namely Edgars Pension Fund and CNA Pension Fund.

A statutory valuation of the Edgars Pension Fund was carried out by an independent firm of consulting actuaries on 31 December 1999 using the attained age method of valuation. The actuarial value of liabilities for all pensioners and members, including a stabilisation reserve, was determined at R293 million. The fair value of assets calculated by reference to the market value was R523 million. The fund was accordingly fully funded. The actuarial valuation was based on the principal assumptions that the fund will earn 15% per annum after taxation, that salary increases will be 12,5% per annum plus merit increases and using a post-retirement interest rate of 4,5% per annum.

In the current year an actuarial estimate was performed using the projected unit credit method and the fair value of assets and liabilities are reflected below. The actuarial estimate was based on the principal assumptions that the expected rate of return on assets would be 11% per annum, that salary increases would be 8% per annum and that the pension increase allowance would be 6,5% per annum.

The actuarial estimate of the pension fund asset, includes an obligation to the CNA employees accruing after 23 October 2003. In the prior year proposals were submitted to the authorities to offer pensioners an enhanced pension in exchange for assuming all their medical aid liabilities. Similarly, a portion of the surplus will be utilised to pay lump sums to medical aid members' provident fund accounts to meet the company's existing post-retirement medical aid liability for service rendered to date. Subsequent to the actuarial calculations disclosed below, approval was received from the Financial Services Board to transfer active members and pensioners to alternative arrangements and annuity policies. These members and pensioners' accrued actuarial liabilities were enhanced by 25%. The consequence of this transaction is estimated to be an additional cost of R66,1 million. The surplus is adequate to cover enhanced pensions plus all post-retirement medical aid liabilities and the balance of the surplus of approximately R210 million will be transferred to the Edgars Provident Fund. The Financial Services Board has confirmed that the allocation of the actuarial surplus to fund post-retirement medical aid obligations is not an improper use of the actuarial surplus.

Contributions to the Group's significant defined contribution funds are at a rate of 17,49% of benefit salary and where funds are contributory members pay a maximum of 7,5%. The employer's portion is charged against profits.

The CNA Pension Fund is a defined benefit fund that provides a pension of 2% of final emoluments for each year of pensionable service. The last actuarial valuation of the CNA Pension Fund was carried out on 31 December 2002. CNA has been included in the numbers below.

All funds are subject to the Pension Funds Acts of the various countries and where required by law actuarial valuations are conducted every three years. The market value of investments of the various Edgar's funds as at 29 March 2003 was R1 068,4 million (2002: R1 409,3 million).

The funded status of the Edcon Pension Fund determined in terms of AC116 and IAS19 is as follows

	Group and Company	
	2003	2002
	R000	R000
Benefit obligation	**285 931**	283 358
Fair value of assets	**644 201**	684 232
Funded benefit plan asset	**358 270**	400 874
Unrecognised net (loss)/gain	**(5 414)**	79 159
Plan Asset	**363 684**	321 715
To be utilised to fund the post-retirement medical aid obligations (note 18)	**86 942**	80 900
Unrecognised net asset	**276 742**	240 815

6. Directors and employees *(continued)*

6.1 Employees *(continued)*

Retirement funds *(continued)*

No asset has been recognised pending claims from former members in terms of the Pension Funds Second Amendment Act.

Membership of and employer contributions to each of the funds at 29 March were

	Pensioners	Members	Contributions R000
2003			
Edgars Pension Fund	**1 025**	**65**	**951**
CNA Pension Fund	**—**	**39**	**114**
Edgars Provident Fund	**—**	**10 601**	**70 172**
CNA Provident Fund	**—**	**938**	**3 816**
Edgars Namibia Retirement Fund	**13**	**147**	**580**
SACCAWU National Provident Fund	**—**	**1 123**	**4 000**
FEDCRAW Provident Fund	**—**	**446**	**1 560**
	1 038	**13 359**	**81 193**
2002			
Edgars Pension Fund	1 539	180	1 149
Edgars Provident Fund	—	7 559	68 913
Edgars Namibia Retirement Fund	13	180	602
SACCAWU National Provident Fund	—	1 213	4 171
FEDCRAW Provident Fund	—	486	1 727
	1 552	9 618	76 562

Medical aid funds

The company and its subsidiaries operate a defined benefit medical aid scheme for the benefit of permanent employees. These costs are charged against income as incurred and amounted to R23 million (2002: R23 million). Membership of the Group's medical aid scheme is voluntary for lower income earners. Total membership currently stands at 3 763 principal members in South Africa. In terms of employment contracts and the rules of the schemes certain post-retirement medical benefits are provided to past employees by subsidising a portion of the medical aid contributions of members, after retirement. The cost of providing post-retirement medical aid has been determined in accordance with AC116 and IAS19 and the charge against income for the year was R6 million (2002: R3 million). The actuarially determined present value of the company's liability for post-retirement medical aid benefits for all pensioners and staff, for service to date, is R87 million (2002: R81 million). The actuarial valuation was based on the main assumptions of an 11,5% p.a. discount rate, a future rate of consumer price inflation of 6,5% p.a. and an allowance for general future salary inflation in line with CPI.

The status of the Edcon Medical Aid Fund determined in terms of AC116 and IAS19 is as follows

	Group	
	2003	2002
	R000	R000
Recognised benefit obligation	**86 942**	80 900
To be funded from pension fund actuarial surplus	**86 942**	80 900

6. Directors and employees *(continued)*

6.2 Directors' emoluments paid

Name	Months paid 2003	Months paid 2002	Fees R000	Remuneration R000	Retirement, medical, accident and death benefits R000	Performance bonus[1] R000	Loyalty bonus R000	Other benefits R000	Company 2003 Total R000	Company 2002 Total R000
Non-executive Directors										
W S MacFarlane			125						**125**	135
A J Aaron			85						**85**	75
W F de la H Beck			—						**—**	25
Z B Ebrahim			55						**55**	50
T N Eboka			55						**55**	50
J D M G Koolen			45						**45**	40
P L Wilmot			80						**80**	30
M I Wyman			—						**—**	20
								Total	**445**	425
Executive Directors										
S M Ross	**12**	12	45	6 532*	53	966	—	30	**7 626**	4 962
S R Binnie	**—**	—							**—**	—
M R Bower	**12**	12	45	1 348	207	343	433	56	**2 432**	1 871
A V A Boshoff	**7**	—	26	495	104	—	100	44	**769**	—
J A Day	**—**	11							**—**	1 070
G R Evans	**—**	10							**—**	1 224
Dr U Ferndale	**12**	12	45	952	122	215	283	2	**1 619**	1 295
J L Spotts	**12**	1	45	2 124*	213	454	—	124	**2 960**	129
K C van Aardt	**3**	12	11	200	35	—	71	1	**318**	1 245
	58	70						Total	**15 724**	11 796
									16 169	12 221
Pension for past managerial services										
Retired ex Directors									**156**	146
								Total emoluments	**16 325**	12 367

* *Includes US dollar payments*

[1] *Determined on performance for year to 30 March 2002*

		Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
7.	**Income from subsidiaries**				
	Administration fees (included in operating profit)			**32 924**	14 179
	Dividend income	**5 747**	3 473	**115 011**	75 435
	Interest received			**32 280**	4 237
		5 747	3 473	**180 215**	93 851
8.	**Financing costs and interest received**				
8.1	**Financing costs**				
	Interest paid to independent third parties	**49 756**	82 342	**46 208**	79 232
	Interest paid to subsidiaries			**1 253**	922
	Foreign currency losses/(profits)	**33 234**	(10 076)	**18 449**	(758)
		82 990	72 266	**65 910**	79 396
8.2	**Interest received**				
	Interest received from independent third parties	**38 777**	8 763	**34 798**	4 515
	Interest received from subsidiaries			**32 280**	4 237
		38 777	8 763	**67 078**	8 752
8.3	**Net financing costs**	**44 213**	63 503	**(1 168)**	70 644
9.	**Taxation**				
9.1	**Taxation charge**				
	Current taxation – this year	**283 653**	50 821	**202 599**	35 728
	– prior years	**32 064**	1 281	**37 963**	—
	Secondary taxation on companies – this year	**37 349**	2 297	**37 349**	2 444
	– prior years	**—**	10	**—**	10
	Withholding taxes – this year	**—**	114	**(2 298)**	114
	– prior years	**—**	72	**—**	29
	Total current taxation	**353 066**	54 595	**275 613**	38 325
	Deferred taxation – this year	**(103 771)**	37 789	**(102 817)**	(3 696)
	– prior years	**(26 258)**	1 008	**(28 622)**	(1 622)
	Deferred secondary taxation on companies on dividends from joint venture and share trust – this year	**—**		**(4 563)**	
	– prior years	**147**		**6 397**	
	Total deferred taxation	**(129 882)**	38 797	**(129 605)**	(5 318)
		223 184	93 392	**146 008**	33 007
	Comprising				
	South African normal taxation	**178 866**	83 712	**109 123**	30 411
	Secondary taxation on companies	**37 496**	2 307	**39 183**	2 454
	Withholding taxes	**—**	186	**(2 298)**	142
	Foreign taxes	**6 822**	7 187		
		223 184	93 392	**146 008**	33 007

		Group		Company	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
9.	**Taxation** *(continued)*				
9.2	**Reconciliation of rate of taxation**	%	%	%	%
	Standard rate – South Africa	**30,0**	30,0	**30,0**	30,0
	Adjusted for				
	Dividend income	**(1,1)**	(0,4)	**(9,6)**	(12,0)
	Disallowable expenditure/(exempt income)	**3,7**	1,9	**3,3**	2,6
	Foreign tax rate variations	**0,3**	(0,3)		
	Prior years	**1,1**	0,9	**2,3**	(0,9)
	Secondary taxation on companies	**6,5**	0,9	**9,5**	(2,1)
	Deferred tax asset not raised	**0,1**	2,2		
	Insurance income rate differential	**(1,5)**	—		
	Withholding tax on dividends received				0,1
	Effective tax rate	**39,1**	35,2	**35,5**	17,7
9.3	**Tax losses**				
	Estimated tax losses available for set off against future taxable income	**47 702**	50 343		
	Less amount on which deferred tax asset was raised	**26 105**	27 848		
		21 597	22 495		
	Less amount attributable to temporary differences	**3 997**	9 577		
	Estimated tax losses available to reduce future tax charge	**17 600**	12 918		
10.	**Dividends**				
	Ordinary shares				
	No. 109 of 64 cents declared on 17 May 2001 and paid 29 June 2001		36 765		36 765
	No. 110 of 36 cents declared on 15 November 2001 and paid 31 December 2001		20 680		20 680
	No. 111 of 81 cents declared on 16 May 2002 and paid 28 June 2002	**46 530**		**46 530**	
	No. 112 of 123 cents declared on 12 November 2002 and paid 30 December 2002	**69 292**		**69 292**	
	Dividends received on treasury shares	**(11 719)**	(270)		
	Total ordinary dividends	**104 103**	57 175	**115 822**	57 445
	Dividends paid outside the Group	**71**	—		
	6% preference shares				
	For the year	**18**	18	**18**	18
	Total dividends paid	**104 192**	57 193	**115 840**	57 463

No. 113 of 185 cents (total dividends for the year 308 cents) declared on 20 May 2003 and payable 30 June 2003. This will give rise to secondary taxation on companies of R10,6 million.

		Group		Group	
		2003	2002	**2003**	2002
		Cents	Cents	**R000**	R000
11.	**Earnings and cash flow per ordinary share**				
	The weighted average number of shares used in calculating the earnings per ordinary share statistics is 50 330 562 (2002: 56 667 462)				
11.1	**Attributable earnings basis**				
	Calculated on attributable earnings of R347 549 000 (2002: R171 688 000)	**690,5**	302,9		
	The potential dilution in earnings per ordinary share arising from the conversion of the compulsorily convertible debentures and the possible exercise of 4 946 247 share options is 6,2% (2002: 2,3%) and is derived as follows:				
	Earnings attributable to ordinary shareowners			**347 549**	171 688
	Adjusted for				
	Interest on compulsorily convertible debentures net of taxation			**2 868**	3 048
	Earnings attributable to ordinary shareowners for diluted earnings per share			**350 417**	174 736
	Weighted average number of ordinary shares			**50 331**	56 667
	Effect of dilution:				
	Share options			**1 646**	241
	Compulsorily convertible debentures			**2 144**	2 144
	Adjusted weighted average number of ordinary shares for diluted earnings per share			**54 121**	59 052
	Diluted earnings per share	**647,5**	295,9		
	Percentage dilution	**6,2**	2,3		
11.2	**Headline earnings basis**				
	Calculated on headline earnings of R378 809 000 (2002: R172 261 000)	**752,6**	304,0		
	This basis is a measure of the trading performance and excludes profits and losses of a capital nature. It is derived as follows:				
	Earnings attributable to ordinary shareowners			**347 549**	171 688
	Adjusted for				
	Loss on disposal of properties, fixtures, equipment and vehicles			**17 268**	886
	Recognition of discount on acquisition of RAG assets			**(29 618)**	—
	Goodwill impairment on purchase of CNA assets and subsidiaries			**31 199**	—
	Amortisation of goodwill on purchase of Super Mart			**6 706**	—
	Amortisation of goodwill on purchase of CNA assets			**500**	—
	Taxation			**5 205**	(313)
	Headline earnings			**378 809**	172 261

	Group		Group	
	2003	2002	**2003**	2002
	Cents	Cents	**R000**	R000
11. Earnings and cash flow per ordinary share *(continued)*				
11.2 Headline earnings basis *(continued)*				
The potential dilution in headline earnings per ordinary share arising from the conversion of the compulsorily convertible debentures and the possible exercise of share options (note 11.1) is 6,3% (2002: 2,3%) and is derived as follows:				
Headline earnings as calculated			**378 809**	172 261
Adjusted for				
Interest on compulsorily convertible debentures net of taxation			**2 868**	3 048
Headline earnings for diluted headline earnings per share			**381 677**	175 309
Adjusted weighted average number of ordinary shares for diluted headline earnings per share (note 11.1)			**54 121**	59 052
Diluted earnings per share	**705,2**	296,9		
Percentage dilution	**6,3**	2,3		
11.3 Attributable cash equivalent earnings basis				
Calculated on attributable cash equivalent earnings of R509 356 000 (2002: R411 845 000)	**1 012,0**	726,7		
This basis recognises the potential of the earnings stream to generate cash and is consequently an indicator of the underlying quality of earnings. It is derived as follows:				
Earnings attributable to ordinary shareowners			**347 549**	171 688
Adjusted for				
Non-cash items (note 12.1)			**(12 887)**	2 656
Depreciation and amortisation (notes 5.3 and 5.1)			**304 576**	198 704
Deferred taxation (note 9.1)			**(129 882)**	38 797
Attributable cash equivalent earnings			**509 356**	411 845
11.4 Attributable cash flow basis				
Calculated on attributable cash inflow of R727 082 000 (2002: R612 182 000)	**1 444,6**	1 080,3		
This basis focuses on the cash stream actually achieved in the year under review. It is derived as follows:				
Cash flow from operations			**727 100**	612 200
Adjusted for				
Preference dividends paid			**(18)**	(18)
Attributable cash flow			**727 082**	612 182

		Group		Company	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
12.	**Cash flow**				
12.1	**Non-cash items**				
	Net loss on disposal of properties, fixtures, equipment and vehicles (note 5.6)	**17 268**	886	**15 231**	1 423
	Recognition of discount on acquisition of RAG assets	**(29 618)**	—	**(29 618)**	—
	Other	**(537)**	1 770	**636**	(201)
		(12 887)	2 656	**(13 751)**	1 222
12.2	**Dividends received**				
	Dividends receivable at the beginning of the year			**15 965**	15 965
	Dividends received (note 7)	**5 747**	3 473	**115 011**	75 435
	Dividends receivable at the end of the year			**(26 014)**	(15 965)
		5 747	3 473	**104 962**	75 435
12.3	**Working capital movement**				
	Increase in inventories	**(39 437)**	180 960	**(6 752)**	160 023
	Increase in accounts receivable	**(431 026)**	(43 963)	**(378 044)**	(14 744)
	Increase in accounts payable	**438 426**	48 680	**473 718**	38 660
	Decrease in amount owing to/(by) subsidiaries			**48 467**	(111 022)
		(32 037)	185 677	**137 389**	72 917
12.4	**Financing costs paid**				
	Interest paid	**(49 756)**	(82 342)	**(47 461)**	(80 154)
	Foreign currency (losses)/profits	**(33 234)**	10 076	**(18 449)**	758
		(82 990)	(72 266)	**(65 910)**	(79 396)
12.5	**Taxation paid**				
	Taxation receivable at the beginning of the year	**26 469**	40 609	**23 315**	39 482
	Taxation liability on purchase of CNA subsidiaries	**(172)**	—		
	Taxation liability on purchase of Super Mart	**(1 652)**	—		
	Taxation receivable transferred from subsidiary company			**16**	—
	Currency translation and prior year tax adjustment taken to NDR	**—**	431		
	Current taxation provided (note 9.1)	**(353 066)**	(54 595)	**(275 613)**	(38 325)
	Taxation on insurance income credited to insurance investment account	**32 834**	—		
	Taxation liability at the end of the year	**192 387**	—	**163 141**	—
	Taxation receivable at the end of the year	**—**	(26 469)	**—**	(23 315)
		(103 200)	(40 024)	**(89 141)**	(22 158)

		Group		Company	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
12.	**Cash flow** *(continued)*				
12.6	**Dividends paid**				
	By the company				
	Dividends declared and paid (note 10)	**(104 121)**	(57 193)	**(115 840)**	(57 463)
	By subsidiaries				
	Paid by subsidiaries	**(71)**			
		(104 192)	(57 193)	**(115 840)**	(57 463)
12.7	**Investment to maintain operations**				
	Replacement of properties, fixtures, equipment and vehicles	**(120 916)**	(117 424)	**(97 339)**	(108 034)
	Proceeds on disposal of properties, fixtures, equipment and vehicles	**28 323**	11 553	**27 752**	4 580
		(92 593)	(105 871)	**(69 587)**	(103 454)
12.8	**Investment to expand operations**				
	Additions to leased premises	**(13 229)**	(11 080)	**(8 793)**	(11 183)
	Additions to properties, fixtures, equipment and vehicles	**(7 969)**	(11 965)	**(255)**	(11 948)
	Net investment in subsidiaries and other assets (note 12.12)	**294 925**		**294 925**	
	Increase in loans	**4 883**	(30 842)	**(4 126)**	(30 826)
		278 610	(53 887)	**281 751**	(53 957)
12.9	**Decrease in shareowner funding**				
	Share buyback by subsidiary	**(4 902)**	(141 545)		
	Repurchase and cancellation of 10% of issued capital	**(319 087)**	—	**(319 087)**	—
		(323 989)	(141 545)	**(319 087)**	—
12.10	**Decrease in interest bearing debt**				
	Long and medium term repaid	**(20 095)**	(47 435)	**(19 222)**	(46 766)
	Net decrease in short term	**(375 271)**	(186 068)	**(391 639)**	(169 828)
	Derivative valuation adjustment	**(2 008)**	(5 156)	**(2 008)**	(5 156)
	Acquisitions	**3 898**	—		
		(393 476)	(238 659)	**(412 869)**	(221 750)
12.11	**Increase in cash and cash equivalents**				
	Cash on hand	**10 977**	(5 323)	**(5 539)**	(8 765)
	Cash on deposit	**71 580**	40 321	**90 000**	—
	Acquisitions	**(6 203)**	—		
	Currency adjustments	**15 272**	(20 068)		
		91 626	14 930	**84 461**	(8 765)

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
12. Cash flow *(continued)*				
12.12 Net investment in subsidiaries and other assets				
Acquisition of Elixer Marketing (Pty) Ltd (trading as Super Mart)				
With effect from 1 October 2002, the Group acquired 100% of the shares of Elixer Marketing (Pty) Ltd (trading as Super Mart), a general discount retailer.				
The fair value of the net assets acquired was as follows:				
Fixed assets	15 124			
Inventories	42 575			
Accounts receivable and prepayments	12 730			
Cash and cash equivalents	1 630			
Total assets	72 059			
Accounts payable	31 206			
Current taxation	1 652			
Deferred taxation	1 479			
Interest bearing debt	3 898			
Net assets acquired	33 824			
Goodwill arising on acquisition	106 673			
Consideration	140 497		140 497	
Settled by way of – cash and cash equivalents	86 326		86 326	
– included in interest free liabilities	54 171		54 171	
Acquisition of CNA stores				
With effect from 21 October 2002, the Group acquired certain South African CNA store assets.				
The fair value of the net assets acquired was as follows:				
Fixed assets	19 107		19 107	
Inventories	107 663		107 663	
Total assets	126 770		126 770	
Interest free liabilities	35 284		35 284	
Net assets acquired	91 486		91 486	
Trademark	5 000		5 000	
Goodwill arising on acquisition	33 123		33 123	
Consideration	129 609		129 609	
Settled by way of cash and cash equivalents	126 541		126 541	
Costs associated with the acquisition	3 068		3 068	

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
12. Cash flow *(continued)*				
12.12 Net investment in subsidiaries and other assets *(continued)*				
Acquisition of CNA foreign companies				
With effect from 21 October 2002, the Group acquired 100% of the shares of CNA foreign companies.				
The fair value of the net assets acquired was as follows:				
Fixed assets	695			
Deferred tax asset	1 129			
Inventories	4 424			
Accounts receivable and prepayments	247			
Cash and cash equivalents	4 573			
Total assets	11 068			
Accounts payable	805			
Current taxation	172			
Net assets acquired	10 091			
Negative goodwill on acquisition	(1 924)			
Consideration	8 167		8 167	
Settled by way of cash and cash equivalents	8 167		8 167	
Net proceeds of securitisation				
Proceeds from the sale of accounts receivable to OntheCards	1 198 329		1 198 329	
Investment in debt securities (note 15.3)	(400 000)		(400 000)	
	798 329		798 329	
Acquisition of Retail Apparel Group (RAG) assets				
With effect from July 2002, RAG's retail brands, debtors book, customer database and a number of its retail stores were integrated into United Retail.				
The fair value of assets acquired:				
Accounts receivable	284 877		284 877	
Settled by way of cash and cash equivalents	252 259		252 259	
Amount still to be paid included in interest free liabilities	3 000		3 000	
Negative goodwill on acquisition	(29 618)		(29 618)	
Recognised in the income statement	(29 618)		(29 618)	
Acquisition of FNB/Jet branded book				
With effect from 21 July 2002, the FNB/Jet branded debtors' book was acquired.				
Settled by way of cash and cash equivalents	27 043		27 043	
Cash inflow from investment activities	294 925		294 925	

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
13. Properties, fixtures, equipment and vehicles				
Historic cost except for revalued land and buildings				
Land and buildings				
Historic cost	**15 896**	14 046	**2 278**	428
Revaluation surplus	**36 890**	39 467	**4 232**	4 232
Leasehold improvements	**154 426**	148 386	**144 547**	144 016
Fixtures and fittings	**1 014 931**	968 413	**940 216**	923 421
Computer equipment and software	**811 726**	855 084	**773 915**	829 687
Machinery and vehicles	**75 656**	75 096	**52 938**	56 214
Capitalised leased assets	**9 317**	9 419	**15 654**	15 757
	2 118 842	2 109 911	**1 933 780**	1 973 755
Accumulated depreciation				
Buildings	**2 038**	1 016	**186**	93
Leasehold improvements	**77 149**	69 822	**73 781**	67 275
Fixtures and fittings	**659 718**	608 824	**624 805**	583 301
Computer equipment and software	**632 883**	547 316	**607 776**	526 742
Machinery and vehicles	**48 522**	47 663	**38 532**	40 260
Capitalised leased assets	**9 304**	9 405	**15 642**	15 743
	1 429 614	1 284 046	**1 360 722**	1 233 414
Net carrying value	**689 228**	825 865	**573 058**	740 341
Comprising				
Land and buildings	**50 748**	52 497	**6 324**	4 567
Leasehold improvements	**77 277**	78 564	**70 766**	76 741
Fixtures and fittings	**355 213**	359 589	**315 411**	340 120
Computer equipment and software	**178 843**	307 768	**166 139**	302 945
Machinery and vehicles	**27 134**	27 433	**14 406**	15 954
Capitalised leased assets	**13**	14	**12**	14
	689 228	825 865	**573 058**	740 341

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
13. Properties, fixtures, equipment and vehicles *(continued)*				
Opening net carrying value	**825 865**	711 678	**740 341**	630 074
Movements for the year				
Capital expenditure				
Leasehold improvements	**13 229**	11 080	**8 793**	11 183
Fixtures and fittings	**73 044**	90 010	**54 471**	84 025
Computer equipment and software	**48 969**	32 417	**40 397**	30 926
Machinery and vehicles	**6 872**	6 962	**2 726**	5 031
	142 114	140 469	**106 387**	131 165
Fair value of acquisitions (note 12.12)				
Land and buildings	**1 850**		**1 850**	
Leasehold improvements	**1 723**		**—**	
Fixtures and fittings	**26 538**		**16 978**	
Computer equipment and software	**3 722**		**129**	
Machinery and vehicles	**1 093**		**150**	
	34 926		**19 107**	
Other				
Currency adjustments	**(2 806)**	2 276		
Net revaluation surplus	**—**	9 434	**—**	951
Software capitalised	**—**	169 302	**—**	169 302
	174 234	321 481	**125 494**	301 418
Disposals at net book value				
Leasehold improvements	**4 502**	1 370	**3 930**	1 170
Fixtures and fittings	**8 404**	4 149	**6 989**	3 061
Computer equipment and software	**31 074**	1 966	**30 701**	1 740
Machinery and vehicles	**1 610**	4 939	**1 361**	16
Capitalised leased assets	**1**	15	**2**	16
	45 591	12 439	**42 983**	6 003
Depreciation (note 5.3)	**265 280**	194 855	**249 794**	185 148
Closing net carrying value	**689 228**	825 865	**573 058**	740 341

Land and buildings were revalued at 1 April 2001 to open market value based on the open market net rentals and current replacement cost of each property. If these assets had not been revalued the carrying amount of all assets at 29 March would have been R652,3 million (2002: R786,4 million). Deferred taxation has been raised out of the revaluation surplus. The independent valuations were carried out by professional valuers. It is the Group's policy to carry out such valuations every three years. No other categories of assets were revalued.

A register of the Group's land and buildings is available for inspection at the company's registered office. A copy will be posted, upon request, by the Secretary to any member of the public.

At 29 March 2003 the properties, fixtures, equipment and vehicles have an estimated replacement cost and insurance value of R2 887,8 million (2002: R2 806,1 million) which excludes input value added tax where appropriate.

At 29 March 2003 the Group had no idle fixed assets.

The gross cost of fully depreciated fixtures, equipment and vehicles at 29 March 2003 amount to R121,6 million (2002: R129,3 million).

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
14. Goodwill and trademarks				
Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets at the date of acquisition. Trademarks represent registered rights to the exclusive use of certain trademarks and brand names.				
Balance at the beginning of the year	**—**	3 849	**1 000**	5 000
Current year movements				
Additions				
Goodwill on acquisition of Super Mart (note 12.12)	**106 673**	—		
Goodwill and trademarks on acquisition of CNA (note 12.12)	**36 199**	—	**38 123**	—
Amortisation				
Charge for the year	**8 097**	3 849	**1 500**	4 000
Impairment of goodwill	**31 199**	—	**33 123**	—
Balance at the end of the year	**103 576**	—	**4 500**	1 000
Comprising				
Cost	**165 857**	22 985	**53 123**	15 000
Accumulated amortisation and impairment	**62 281**	22 985	**48 623**	14 000
	103 576	—	**4 500**	1 000

The impairment loss of R31 199 000 represents the write down of goodwill arising on the acquisition of CNA stores. An impairment review was conducted using a conservative estimate of future growth, taking into account the estimated costs in restoring the CNA business to profitability.

		Group		Company	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
15.	**Investments**				
15.1	**Subsidiaries not consolidated**				
	Shares at cost	**319**	319		
	Post-acquisition retained earnings	**13 561**	28 913		
	Restatement at parallel exchange rate (note 21)	**—**	(15 352)		
	Impairment in value of investment (note 21)	**(13 880)**	—		
	Carrying amount at fair value	**—**	13 880		
	Directors' valuation of shares	**—**	13 880		
	As there are currently severe long term restrictions on the repatriation of dividends from Zimbabwe, the results of Edgars Stores Limited Zimbabwe have not been consolidated in the year under review. Additional disclosure is given in note 15.5.				
15.2	**Consolidated subsidiaries**				
	(Annexure 1; page 122)				
	Shares at cost			**203 557**	55 529
	Indebtedness			**383 676**	303 298
	Total interests in subsidiaries			**587 233**	358 827
	No special resolutions, the nature of which would be of significance to members in their appreciation of the state of affairs of the Group, were passed by any subsidiary during the period covered by this report.				
15.3	**Investment in debt securities**				
	Promissory notes earning a fixed interest, payable quarterly, of 12,22%, redeemable in quarterly instalments to 30 June 2005	**119 000**	—	**119 000**	—
	Preference shares earning a fixed dividend, payable at the end of the term, of 10,10%, redeemable 30 June 2005	**235 000**	—	**235 000**	—
	Accumulated promissory note interest and preference share dividends	**16 000**	—	**16 000**	—
	Deposit related to OntheCards Limited back up service agreement, earning variable interest presently of 13,10%, redeemable 30 June 2005	**30 000**	—	**30 000**	—
		400 000	—	**400 000**	—
	The promissory notes and preference shares are pledged as security for a credit default swap which secures FirstRand Bank Limited's subordinated loan to OntheCards.				
	Total investments	**400 000**	13 880	**987 233**	358 827
15.4	**Owing to subsidiaries**			**266 876**	148 080

	Group		Company	
	2003	2002	**2003**	2002
	R000	R000	**R000**	R000

15. Investments *(continued)*

15.5 Aggregate income statement and balance sheet of subsidiary not consolidated

The following is as per the latest published financial statements which were prepared in accordance with the historical cost convention as modified by the revaluation of general purpose land and buildings. Those financial statements were not prepared in conformity with IAS29, "Financial Reporting in Hyperinflationary Economies". The income and balance sheet amounts have been translated at the official exchange rate (closing rate Z$1: R0,08; average rate Z$1: R0,12).

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
Income statement				
Sales	**1 519 543**	576 837		
Operating profit	**550 113**	138 376		
Interest received	**4 931**	3 594		
Profit before tax	**555 044**	142 914		
Attributable earnings	**354 301**	93 405		
Balance sheet				
Non-current assets	**48 431**	36 371		
Current assets	**769 288**	367 775		
Total assets	**817 719**	404 146		
Interest free liabilities	**374 214**	168 110		
Net assets	**443 505**	236 036		
Interest bearing debt	**89 033**	72 592		
Ordinary shareowners' equity	**354 472**	163 444		
Portion attributable to shareowners outside the Group	**(160 682)**	(77 191)		
Group's interest	**193 790**	86 253		

Included in ordinary shareowners' equity is R323 238 000 (2002: R119 369 000) distributable reserves.

There was no goodwill relating to the Zimbabwe subsidiary.

15.6 Aggregate profits/losses of subsidiaries

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
Profits	**100 136**	79 919		
Losses	**17 577**	62 141		
	82 559	17 778		

notes to the annual financial statements continued

		Group		Company	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
16.	**Loans**				
	Executive share trust	**79 561**	74 920	**79 561**	74 920
	Secured staff loans	**34**	40	**33**	38
	Unsecured staff loans	**1 021**	1 102	**582**	1 092
		80 616	76 062	**80 176**	76 050

The loan to the executive share trust is interest free and is secured by 2 617 809 shares in Edgars Consolidated Stores Limited. It will be repaid when shares held by the trust are sold. Other loans are unsecured, earn market related interest and have various repayment terms.

		Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
17.	**Inventories**				
	Merchandise	**1 135 323**	948 692	**1 009 629**	889 858
	Raw materials	**17 912**	12 383		
	Work in progress	**33 348**	26 054		
	Consumable stores	**20**	6 111	**20**	6 111
		1 186 603	993 240	**1 009 649**	895 969
	Estimated replacement cost	**1 186 603**	993 240	**1 009 649**	895 969
18.	**Accounts receivable and prepayments**				
	Trade accounts receivable	**1 401 223**	1 846 199	**1 283 822**	1 801 045
	Allowance for doubtful debts	**(154 479)**	(109 014)	**(140 846)**	(106 902)
	Pension fund asset (note 6)	**86 942**	80 900	**86 942**	80 900
	Software	**7 510**	1 787	**7 510**	1 787
	Insurance business	**23 003**	4 448		
	Interest rate derivative fair value	**460**	—	**460**	—
	Value added taxation receivable	**16 887**	7 922	**22 414**	12 512
	Other accounts receivable and debit balances, including payments in advance	**134 049**	167 990	**95 673**	74 998
		1 515 595	2 000 232	**1 355 975**	1 864 340
19.	**Cash and cash equivalents**				
	Cash on hand	**124 415**	113 438	**102 488**	108 027
	Cash on deposit	**173 674**	102 094	**90 000**	—
		298 089	215 532	**192 488**	108 027

		Group		Company	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
20.	**Share capital and premium**				
20.1	**Authorised**				
	72 000 000 (2002: 72 000 000) ordinary shares of 10 cents	**7 200**	7 200	**7 200**	7 200
	150 000 6% redeemable preference shares of R2	**300**	300	**300**	300
		7 500	7 500	**7 500**	7 500
20.2	**Number of ordinary shares in issue**				
	Number of shares at the beginning of the year	**51 837 724**	57 444 600	**57 444 600**	57 444 600
	Cancellation of 10% of issued capital	**(5 744 460)**	—	**(5 744 460)**	—
	Set-off of treasury shares	**(137 584)**	(5 606 876)		
	Number of shares at the end of the year	**45 955 680**	51 837 724	**51 700 140**	57 444 600
20.3	**Issued ordinary shares and premium**				
	Balance at the beginning of the year	**451 698**	593 243	**593 243**	593 243
	Cancellation of 10% of issued capital	**(574)**	—	**(574)**	—
	Share premium thereon	**(318 513)**	—	**(318 513)**	—
	Set-off of treasury shares	**(14)**	(560)		
	Share premium thereon	**(4 888)**	(140 985)		
	Reallocation of allotment costs	**(9)**	—	**(9)**	—
	Balance at the end of the year	**127 700**	451 698	**274 147**	593 243
	Comprising				
	Share capital	**4 596**	5 184	**5 170**	5 744
	Share premium	**123 104**	446 514	**268 977**	587 499
		127 700	451 698	**274 147**	593 243

In terms of a shareowners' resolution on 17 July 2002 the Directors have unconditional authority until the next Annual General Meeting to issue 279 800 ordinary shares and the remaining unissued shares to the staff share scheme.

		Group		Company	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
20.	**Share capital and premium** *(continued)*				
20.4	**Issued preference share capital**				
	150 000 6% preference shares of R2 redeemable at the option of the company	**300**	300	**300**	300

20.5 Executive share incentive scheme

In terms of the staff share incentive scheme (the "Option Plan"), shares are offered on a combined option and deferred sale basis. Participants can take up shares in tranches over a period of five years from the date of grant at the exercise price, which is not less than the market value of the ordinary shares on the day following the date of the grant, provided they remain in the Group's employ until the options vest.

Options may be exercised at any time after an initial qualifying period of three years from the date that the participant accepts the offer but not later than ten years after the date of the grant, whereafter the options lapse. Options vest as follows: 30% after three years, 30% after four years and 40% after five years.

In the event of death or retirement, options may be exercised within two years of such event. In the event of resignation, those share options which may be exercised, must be taken up and paid for within 90 days of termination.

The provisions of the Option Plan provide for the grant of options to directors, which either vest immediately, or after a qualifying period of one year. For details of options granted to Directors refer to later in the note.

In terms of a shareowners' resolution on 3 June 1999 the Directors are authorised to issue shares not exceeding 20% of the total issued ordinary share capital of the company on a fully diluted basis for the purposes of the approved executive share incentive scheme. The maximum number of Edcon shares to which any eligible participant is entitled in total shall not exceed 1,5% of the shares then in issue.

The Group has not recognised any compensation expense related to options granted under the Option Plan. For information purposes the expense for options granted during 2003 (344 680 options, which excludes awards not expected to be recurring in nature) is estimated to be R604 000. However, in accordance with ED2, only options issued after 7 November 2002 are required to be expensed. The estimated expense for options issued after this date is R49 000.

The fair value of options granted under the Option Plan was estimated at the date of the grant using the Black-Scholes option-pricing model.

The following assumptions were used in valuing the various grants: weighted average expected option life of seven years; expected dividend yield of 3% and a volatility factor of the expected market price of the Group's ordinary shares of 39%. The risk free interest rate is equal to the implied yield on zero-coupon government bonds available at the date of the grant in South Africa with a remaining term of seven years. The share price used in the valuation represents the quoted share price at the date of the grant.

20. Share capital and premium *(continued)*

20.5 Executive share incentive scheme *(continued)*

Movements in the number of share options held by eligible participants are as follows:

	2003	2002
	Number of share options	Number of share options
Balance at the beginning of the year	**8 096 523**	5 391 742
Options granted	**3 167 550**	3 584 444
Options exercised	**(693 301)**	(24 000)
Options forfeited	**(1 600 362)**	(855 663)
Balance at the end of the year	**8 970 410**	8 096 523
Details of share options exercised during the period		
	R	R
Average subscription price per share	**23,67**	20,47
Average issue market price per share	**45,46**	35,03

The options outstanding at 29 March 2003 become unconditional between the following dates:

	Number of share options	Subscription price
4 August 1999 and 4 August 2008	**51 000**	29,50
1 September 1999 and 1 September 2008	**400 000**	20,61
10 March 2000 and 10 March 2009	**150 000**	26,00
22 July 2000 and 22 July 2009	**30 000**	46,70
4 August 2000 and 4 August 2008	**285 250**	29,50
23 November 2000 and 23 November 2010	**100 000**	21,80
22 May 2001 and 22 May 2011	**80 000**	23,55
4 August 2001 and 4 August 2008	**207 100**	29,50
4 February 2002 and 4 February 2004	**826 134**	20,47
11 March 2002 and 11 March 2009	**30 000**	29,00
5 May 2002 and 5 May 2009	**3 000**	30,20
30 September 2002 and 1 March 2006	**550 000**	26,00
5 November 2002 and 5 November 2009	**20 000**	63,00
19 January 2003 and 19 January 2010	**13 000**	69,00
5 June 2003 and 5 June 2010	**663 622**	21,80
27 November 2003 and 27 November 2010	**675 658**	21,80
22 May 2004 and 22 May 2011	**1 890 430**	23,55
17 September 2004 and 17 September 2011	**4 604**	29,60
12 June 2004 and 12 June 2011	**10 000**	24,95
30 November 2004 and 30 November 2011	**20 000**	26,00
4 January 2005 and 4 January 2012	**4 924**	25,30
18 February 2005 and 18 February 2012	**205 000**	24,00
23 May 2005 and 23 May 2012	**2 412 034**	31,00
29 August 2005 and 29 August 2012	**200 000**	39,90
1 October 2005 and 1 October 2012	**50 000**	38,20
29 October 2005 and 29 October 2012	**8 654**	39,90
14 November 2005 and 14 November 2012	**30 000**	47,00
19 March 2006 and 19 March 2013	**50 000**	48,98
	8 970 410	

Should the optionholder resign from the Group prior to the commencement dates as indicated above, the shares for options will not be issued, payment will therefore not be required, and the options will be forfeited.

20. Share capital and premium *(continued)*

20.5 Executive share incentive scheme *(continued)*

Share options granted to executive Directors are as follows:

	2003 Number of share options	2002 Number of share options
Balance at the beginning of the year	**1 935 397**	1 427 883
Directors appointed during the year	**293 545**	252 821
Options granted	**154 085**	550 000
Options exercised	**(106 000)**	—
Transfers out	**(68 645)**	(295 307)
Balance at the end of the year	**2 208 382**	1 935 397

The options outstanding at 29 March 2003 become unconditional between the following dates:

	Number of share options	Subscription price
4 August 1999 and 4 August 2008	**30 000**	29,50
1 September 1999 and 1 September 2008	**400 000**	20,61
10 March 2000 and 10 March 2009	**130 000**	27,30
4 August 2000 and 4 August 2008	**65 000**	29,50
23 November 2000 and 23 November 2010	**109 307**	21,80
22 May 2001 and 22 May 2011	**80 000**	23,55
4 August 2001 and 4 August 2008	**26 000**	29,50
4 February 2002 and 4 February 2004	**312 000**	20,47
11 March 2002 and 11 March 2009	**30 000**	29,00
30 September 2002 and 1 March 2006	**550 000**	26,00
5 November 2002 and 5 November 2009	**20 000**	63,00
23 November 2003 and 23 November 2010	**48 649**	21,80
18 February 2005 and 18 February 2012	**100 000**	24,00
23 May 2005 and 23 May 2012	**57 426**	31,00
21 August 2005 and 21 August 2012	**200 000**	39,90
1 October 2005 and 1 October 2012	**50 000**	38,20
	2 208 382	

It is company policy that employees who have access to price sensitive information should not deal in shares or exercise share options of the company for the periods from half year end and year end to 24 hours after publication of the half year and year end results.

Options granted to executive Directors as at 29 March 2003

Executive Director	Number of options	Weighted average subscription price	Rights vest between the following dates
S R Binnie	50 000	38,20	October 2005 and October 2007
A v A Boshoff	187 545	33,29	August 1999 and August 2007
M R Bower	341 006	25,86	August 1999 and May 2007
U Ferndale	206 489	35,93	February 2002 and August 2007
S M Ross	1 154 000	23,27	September 1999 and March 2006
J L Spotts	269 342	23,51	February 2002 and May 2007
	2 208 382		

		Group		Company	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
21.	**Non-distributable reserves**				
	Balance at the beginning of the year comprising				
	Equity accounted reserves of Edgars Stores Limited (Zimbabwe) prior to consolidation	**13 880**	29 232		
	Derivative valuation adjustment	**(1 382)**	(5 728)	**(1 382)**	(5 728)
	Revaluation reserve	**26 165**	19 489	**2 962**	2 298
	Foreign currency translation reserve	**8 442**	(12 626)		
	Share premium	**6 041**	6 041	**6 041**	6 041
	Tax reserve relating to lifo adjustment in foreign subsidiaries	**4 156**	4 464		
		57 302	40 872	**7 621**	2 611
	Movements				
	Write down of Zimbabwe net assets to parallel rate	**—**	(15 352)		
	Impairment in value of Edgars Stores Limited (Zimbabwe)	**(13 880)**	—		
	Derivative valuation adjustment	**1 382**	4 346	**1 382**	4 346
	Revaluation reserve net of deferred taxation	**—**	6 676	**—**	664
	Reversal of deferred taxation on revaluation reserve	**1 160**	—		
	Foreign currency translation reserve	**(18 239)**	23 133		
	Transfer from FCTR to distributable reserves	**—**	(2 065)		
	Increase in tax reserve relating to lifo adjustment	**1 193**	(308)		
	Balance at the end of the year	**28 918**	57 302	**9 003**	7 621
	Comprising				
	Edgars Stores Limited (Zimbabwe)	**—**	13 880		
	Derivative valuation adjustment	**—**	(1 382)	**—**	(1 382)
	Revaluation reserve net of deferred taxation	**27 325**	26 165	**2 962**	2 962
	Foreign currency translation reserve	**(9 797)**	8 442		
	Share premium	**6 041**	6 041	**6 041**	6 041
	Tax reserve relating to lifo adjustment in foreign subsidiaries	**5 349**	4 156		
		28 918	57 302	**9 003**	7 621
22.	**Retained surplus**				
	Comprising				
	Company	**1 675 041**	1 525 804		
	Consolidated subsidiaries	**356 188**	261 996		
		2 031 229	1 787 800		
	Distributions by certain foreign subsidiaries will give rise to withholding taxes of R5,1 million (2002: R3,4 million). No provision is raised until dividends are declared as these reserves are considered to be permanent capital.				
	Included in the company retained earnings are dividends declared on 20 May 2003 (16 May 2002) (note 10)			**95 645**	41 989

	Group		Company	
	2003	2002	**2003**	2002
	R000	R000	**R000**	R000
23. Long and medium term interest bearing debt				
Secured loan in respect of assets with a net book value of R70 403 260 (2002: R82 584 469) held under a suspensive sale agreement bearing interest payable six monthly in arrears at a linked variable rate presently of 14,7% (2002: 7,56%), redeemable in bi-annual instalments to 30 June 2003	**94 241**	113 463	**94 241**	113 463
Unsecured loan bearing interest payable six monthly in arrears at a fixed rate of 12,38%, redeemable February 2004	**50 000**	50 000	**50 000**	50 000
2 144 000 unsecured compulsorily convertible debentures of 10 cents each issued at a premium of R17,70. Interest is payable six-monthly in arrears on 31 March and 30 September of each year at a rate of 12,34%. As this rate is sufficiently close to market rates, the equity component is not material. These debentures will automatically convert into Edgars Consolidated Stores Limited ordinary shares of 10 cents each on 31 March 2004. The company at its discretion may at the request of the holder convert at an earlier date	**38 163**	38 163	**38 163**	38 163
Secured loan in respect of assets with a net book value of R1 286 447 held under an instalment sale agreement bearing interest payable monthly in arrears at a prime linked rate of 16,5%, redeemable in monthly instalments to June 2005	**1 030**	—	**—**	—
Unsecured loan previously bearing interest payable monthly in arrears at a linked variable rate for 2003 (2002: 13%) repaid in monthly instalments to May 2002	**—**	122	**—**	—
	183 434	201 748	**182 404**	201 626
Current portion repayable within one year transferred to short term interest bearing debt	**182 815**	19 022	**182 404**	18 900
	619	182 726	**—**	182 726
Summary of interest bearing debt redemption by financial year				
Repayable in 2003	**—**	19 022	**—**	18 900
2004	**182 815**	182 726	**182 404**	182 726
2005	**485**	—	**—**	—
Thereafter	**134**	—	**—**	—
	183 434	201 748	**182 404**	201 626
Current portion redeemable within one year transferred to short term interest bearing debt	**182 815**	19 022	**182 404**	18 900
	619	182 726	**—**	182 726

		Group		Company	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
24.	**Short-term interest bearing debt**				
	Current portion of long and medium term interest bearing debt	**182 815**	19 022	**182 404**	18 900
	Derivative fair value	**—**	2 008	**—**	2 008
	Unsecured bank overdrafts/balances, acceptances and call funds	**—**	371 263	**1 087**	394 734
		182 815	392 293	**183 491**	415 642
25.	**Deferred taxation**				
	Balance at the beginning of the year	**174 533**	154 217	**153 388**	158 421
	Balances at acquisition of subsidiary companies	**350**			
	Income statement (note 9.1)	**(129 882)**	38 797	**(129 605)**	(5 318)
	Movement related to secondary taxation on companies on dividend from share trust	**—**	(147)		
	Deferred taxation on insurance income credited to insurance investment account	**—**	(21 638)		
	Foreign currency translation	**(333)**	123		
	Revaluation reserve	**(1 160)**	2 873		285
	Tax reserve relating to lifo adjustment in foreign subsidiaries (note 21)	**(1 193)**	308		
	Balance at the end of the year	**42 315**	174 533	**23 783**	153 388
	Comprising				
	Properties, fixtures, equipment and vehicles and other net temporary differences	**4 874**	110 425	**2 523**	108 143
	Net temporary differences on accounts receivable	**24 747**	50 931	**24 554**	50 373
		29 621	161 356	**27 077**	158 516
	Foreign currency translation and tax rate differential	**(678)**	612		
	Revaluation reserve	**10 103**	11 263	**1 269**	1 269
	Other	**8 918**	9 656	**(4 563)**	(6 397)
	At acquisition fair value adjustment	**2 182**	—		
	Assessed losses	**(7 831)**	(8 354)		
		42 315	174 533	**23 783**	153 388
26.	**Accounts payable**				
	Trade accounts payable	**1 481 918**	922 472	**1 426 224**	878 068
	Medical aid obligation	**88 143**	80 900	**88 143**	80 900
	Foreign exchange derivative fair value (note 30.2)	**6 376**	—	**6 376**	—
	Sundry accounts payable and accrued expenses	**90 668**	100 951	**86 569**	82 281
		1 667 105	1 104 323	**1 607 312**	1 041 249

		Group		Company	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
27.	**Future capital expenditure**				
	Contracted				
	Properties, fixtures, equipment and vehicles	**67 941**	6 549	**54 859**	6 549
	Authorised by the Directors but not yet contracted				
	Properties, fixtures, equipment and vehicles	**297 850**	150 949	**294 753**	147 260
		365 791	157 498	**349 612**	153 809
	All the expenditure will be incurred during the next financial year and is to be financed from net cash retained from operations.				
28.	**Leases**				
	The Group leases the majority of its properties and computer equipment under operating leases whereas other operating assets are generally owned. The lease agreements of certain of the Group's store premises provide for a minimum annual rental payment and additional payments determined on the basis of turnover.				
	At 29 March 2003 the future minimum property operating lease commitments are	**2 345 127**	2 092 135		
	Due as follows				
	Within one year	**464 012**	365 861		
	Between two and five years	**1 353 931**	1 185 664		
	In more than five years	**527 184**	540 610		
	The Group also leases certain computer equipment. The agreement provides for minimum annual rental payments and additional payments depending on usage.				
	At 29 March 2003 the future minimum computer equipment operating lease commitments are	**382 301**	211 572		
	Due as follows				
	Within one year	**105 907**	61 816		
	Between two and five years	**276 394**	149 756		
29.	**Contingent liabilities**				
	Guarantees in respect of staff loans and certain pensions	**134**	286	**134**	286
	Litigation, current or pending, is not considered likely to have a material adverse effect on the Group.				

30. Financial risk management

30.1 Treasury risk management

Senior executives of the Treasury workgroup meet regularly to update Treasury policies and objectives, analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecasts. Compliance with Group Treasury policies and objectives of the Board and exposure limits are reviewed at quarterly meetings of the Audit and Risk workgroup.

30.2 Foreign currency management

Material forward exchange contracts at 29 March 2003 are summarised below. The writing of option contracts is prohibited, thus currency options are only purchased as a cost effective alternative to forward exchange contracts. The amounts represent the net rand equivalents of commitments, to purchase and sell foreign currencies and all of these commitments mature within one year. Accordingly, the average rates shown include the cost of forward cover for periods of up to 12 months.

	Foreign currency 000	Derivative Fair value R000	Contract equivalent R000	Average rate
Foreign currency against rand hedged import forward orders				
2003				
US dollar	**9 369**	**(6 305)**	**83 859**	**8,95**
Euro	**57**	**(71)**	**564**	**9,90**
2002				
US dollar	3 750	627	42 759	11,40
Sterling	53	(1)	862	16,35

The company, and certain of its subsidiaries, in terms of approved policy limits, manage short term foreign currency exposures relating to trade imports, exports and interest flows on foreign borrowings. Net uncovered rand transaction exposures at 29 March 2003 amounted to Nil (2002: Nil). The Group policy is to limit the net aggregate exposure to between 80% and 125% of total foreign order exposure.

30.3 Interest rate management

As part of the process of managing the Group's fixed and floating rate interest bearing debt and cash and cash equivalents mix, the interest rate characteristics of new and the refinancing of existing loans are positioned according to expected movements in interest rates. The interest rate repricing profile at 29 March 2003 is summarised as follows

	Floating rate	1 – 6 months	7 – 12 months	Beyond 12 months	Total interest bearing debt
2003					
Interest bearing debt (R000)	**1 030**	**94 241**	**88 163**	**—**	**183 434**
% of total interest bearing debt	**0,6**	**51,4**	**48,0**	**—**	**100**
2002					
Interest bearing debt (R000)	373 393	113 463	—	88 163	575 019
% of total interest bearing debt	64,9	19,8	—	15,3	100

30. Financial risk management *(continued)*

30.3 Interest rate management *(continued)*

	Total	Floating rate	0 – 6 months	Fixed rate
Cash on deposit and investments by currency				
2003 (000)				
US dollar	**6 028**	**3 653**	**2 375**	**—**
Sterling	**2 613**	**148**	**2 465**	**—**
South African rand	**492 966**	**122 966**	**—**	**370 000**

Interest rate swaps (R000)

	Notional amount		Fixed interest	% payable
	2003	2002	**2003**	2002
Pay fixed/receive floating				
Interest rate swaps < 1 year	**97 590**	95 297	**13,46**	10,66
Interest rate swaps beyond 1 year	**—**	97 590	**—**	13,46

	Notional amount		Classification
	2003	2002	
Receive floating/pay fixed			
Interest rate swaps > 1 year	**370 000**	—	Held for trading
Other swaps			
Usury/Usury star swap*	**1 665 000†**	—	Held for trading
Credit default swap	**370 000†**	—	Held for trading

* *Receive usury, pay usury star (133% of prime rate plus 6%).*

† *Notional amount variable as asset base movements occur.*

In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings, the company and certain of its subsidiaries make use of interest rate derivatives, only as approved in terms of Group policy limits.

30.4 Credit risk management

Potential concentrations of credit risk consist principally of trade accounts receivable and short term cash investments. The Group only deposits short term cash surpluses with financial institutions of high quality credit standing. Credit limits per financial institution are established at the regular treasury meetings and are approved at the Audit and Risk workgroup. Trade accounts receivable comprise a large, widespread customer base and Group companies perform ongoing credit evaluations of the financial condition of their customers and, where appropriate, credit guarantee insurance cover is purchased. The granting of credit is controlled by application and behavioural scoring models, and the assumptions therein are reviewed and updated on an ongoing basis. At 29 March 2003, the Group did not consider there to be any significant concentration of credit risk which had not been insured or adequately provided for.

30. Financial risk management *(continued)*

30.5 Liquidity risk

The Group has minimised risk of illiquidity as shown by its substantial banking facilities and reserve borrowing capacity.

		2003 R000	2002 R000
Unutilised banking facilities			
Total banking and loan facilities		**1 048 404**	1 353 626
Actual interest bearing debt (notes 23 and 24)		**183 434**	575 019
Unutilised banking facilities		**864 970**	778 607
Reserve capacity			
The aggregate amount of the Group's year end interest bearing debt is limited to an amount determined in terms of the company's articles of association. This amount is calculated as 75% of shareowners' funds.			
Maximum permissible year end interest bearing debt		**1 641 350**	1 723 049
Actual interest bearing debt (notes 23 and 24)		**183 434**	575 019
		1 457 916	1 148 030
Cash and cash equivalents (note 19)		**298 089**	215 532
Unutilised borrowing capacity		**1 756 005**	1 363 562
Sustainable liabilities			
The unutilised liability capacity is based on the estimated capacity of each asset investment to sustain liabilities.			
	Liability capacity		
Loans and investments	50%	**292 096**	44 971
Fixed assets	50%	**344 614**	412 932
Inventories	75%	**889 952**	744 930
Accounts receivable	66%	**1 000 293**	1 353 960
Cash, cash equivalents and taxation receivable	100%	**298 089**	242 001
		2 825 044	2 798 794
Liabilities		**(1 901 808)**	(1 329 718)
Permissible year end interest bearing debt		**923 236**	1 469 076
Actual interest bearing debt (notes 23 and 24)		**183 434**	575 019
Unutilised liability capacity		**739 802**	894 057

30.6 Derivative fair valuation adjustment

	Foreign currency management R000	Interest rate management R000	Total R000
Opening non-distributable reserve (note 21)	626	(2 008)	(1 382)
Realised (gain)/loss on hedging activity	(626)	2 008	1 382
Closing non-distributable reserve (note 21)	—	—	—

30. Financial risk management *(continued)*

30.7 Fair value of financial instruments

All financial instruments have been recognised in the balance sheet and there is no difference between their fair values and carrying values.

The following methods and assumptions were used by the Group in establishing fair values.

Liquid resources, trade accounts receivable, investments and loans: the carrying amounts reported in the balance sheet approximate fair values.

Borrowings: the fair values of the Group's loans are estimated using discounted cash flow analyses applying the RSA yield curve. The carrying amount of short term borrowings approximate their fair value.

Forward instruments: forward exchange contracts are entered into mainly to cover import orders, and fair values are determined using foreign exchange market rates at 29 March 2003. Forward rate agreements and swaps are entered into mainly to hedge interest rate exposure of investments. Fair values are determined using money market derivative rates at 29 March 2003.

31. Interests of Directors and managers in share capital and contracts

The interests, direct and indirect, of the Directors and executives in office at the date of this report, and their families, aggregated as to beneficial interest and non-beneficial interest, are as follows:

	2003	2002	**2003**	2002
Ordinary shares	**Beneficial**	Beneficial	**Non-beneficial**	Non-beneficial
Non-executive Directors				
W S MacFarlane	**5 000**	5 000	**11 003**	11 003
A J Aaron	**20 200**	9 000		
Z B Ebrahim			**1 000**	
Executive Directors				
S M Ross	**4 500**	4 500		
U Ferndale	**5 000**	5 000		
Executives	**10 797**	3 097	**13 500**	7 500
Balance at 29 March 2003 (30 March 2002) and 20 May 2003 (16 May 2002)	**45 497**	26 597	**25 503**	18 503

Disclosures by the Directors indicate that at 29 March 2003 and at the date of this report, their interests and those of their families did not, in aggregate, exceed 5% in respect of either the share capital or voting control of the company.

Each Director of the company has certified that he was not interested in any contract of significance to the company or any of its subsidiaries which could have given rise to a related conflict of interest during the year.

A register detailing Directors' and managers' interests in the company is available for inspection at the company's registered office. A copy will be posted, upon request, by the Secretary to any member of the public.

32. Related party transactions

Related party relationships exist within the Group. During the year all purchasing and selling transactions were concluded at arm's length. Details of material transactions with related parties not disclosed elsewhere in the financial statements are as follows:

	2003		2002	
	Edcon purchases from	**Amounts owed by Edcon**	Edcon purchases from	Amounts owed by Edcon
V.O.C. Investments Limited	**R111,8m**	**R16,5m**	R162,4m	R17,4m

Mr A J Aaron (non-executive Director) is a director of Werksmans Inc. Edcon incurred R3,5 million of legal costs with Werksmans Inc. during 2003. The transactions were concluded at arm's length.

33. Report of the Directors

A separate report is not considered appropriate as details of the performance of the various operations of the Group are contained in *the Chief Executive – Group Services report and the Group Review. Other required disclosures are contained in either these reviews* or the annual financial statements, together with the notes thereto.

Annexure 1

	Nature of business	Issued ordinary capital		% interest in capital		Book value of shares		Amounts owing by subsidiaries (note 15.2)	
		2003 R	2002 R	**2003 %**	2002 %	**2003 R**	2002 R	**2003 R**	2002 R
Incorporated in South Africa									
Cannon Clothing (Pty) Ltd	D	**100**	100	**100**	100				
Celrose Clothing (Pty) Ltd	D	**100 000**	100 000	**100**	100				
Cuthberts (Bophuthatswana) (1990) (Pty) Ltd	D	**100 000**	100 000	**100**	100				
Dale Retail Property Services (Pty) Ltd	D	**36 000**	36 000	**100**	100				
Decisions Home Shopping Ltd**	D		200 000		100		200 000		
E-Corporate Travel Solution (Pty) Ltd (in liquidation)	T	**100**	100	**50**	50				
Edcon Sourcing (Pty) Ltd	R	**1 000**	1 000	**100**	100	**256 369**	256 369		
Edcon Sourcing (Pty) Ltd – preference shares	R					**50 000 000**	50 000 000		
Edgars Investment Holding Company Ltd**	D		141 076		100		141 076		
Elixer Marketing (Pty) Ltd	R	**1 000**	—	**100**	—	**140 497 332**		**22 000 188**	
Ellesse SA (Pty) Ltd	D	**100**	100	**100**	100				
Goose Bay Trading (Pty) Ltd**	D		1		100		1		
Celrose Jeans Company (Pty) Ltd	D	**50 000**	50 000	**100**	100				
Lauré Fashions (Pty) Ltd	M	**1 000**	1 000	**100**	100			**4 326 610**	4 060 802
M S Litho (Pty) Ltd	D	**100**	100	**100**	100	**100**			
National Security Corporation Ltd	G	**2 000**	2 000	**100**	100	**1 800**	1 800	**—**	1 385 403
Peoples Stores (Bophuthatswana) (Pty) Ltd	D	**250 000**	250 000	**100**	100	**250 000**	250 000		
Peoples Stores (Transkei) (Pty) Ltd**	D		290 000		100		290 000		
R22 Properties (Pty) Ltd	P	**1**	1	**100**	100	**1**	1		
Reactor Clothing (Pty) Ltd	M	**100**	100	**100**	100			**40 394**	27 982
Shoecorp Shoe Stores (Pty) Ltd	R	**33 752**	33 752	**100**	100				
Smiley's Wearhouse (Pty) Ltd	R	**120**	120	**100**	100	**1 726 762**	1 726 762	**27 665 823**	29 498 341
Studio Clothing (Pty) Ltd	D	**100**	100	**100**	100				
United Retail Ltd	G	**6 000**	6 000	**100**	100	**6 000**	6 000	**141 790 049**	137 017 739
UPC Retail Services (Pty) Ltd**	D		6 000		100		6 000		
V.O.C. Investments Ltd	M	**950 000**	950 000	**100**	100	**950 000**	950 000	**57 733 086**	78 848 776
W.M. Cuthbert & Company Ltd	D	**12 200**	12 200	**100**	100				
Incorporated in Botswana		**P**	P						
Central News Agency (Botswana) (Pty) Ltd	R	**2**	—	**100**	—	**2 556 106**		**6 550 627**	
Jet Supermarkets Botswana (Pty) Ltd	R	**300 000**	300 000	**100**	100			**49 070 186**	
Incorporated in Lesotho		**M**	M						
Central News Agency (Lesotho) (Pty) Ltd	R	**2**	—	**100**	—	**270 427**			
Easy Rider Clothing (Pty) Ltd	M	**1 000**	1 000	**85**	85				
Edgars Stores (Lesotho) (Pty) Ltd	R	**200 000**	200 000	**100**	100	**200 000**	200 000		
Jet Supermarkets (Lesotho) (Pty) Ltd	D	**100**	100	**100**	100	**100**	100		
Celrose Jeans Company (Lesotho) (Pty) Ltd	M	**4 000**	4 000	**100**	100				
Sales House (Lesotho) (Pty) Ltd	D	**1 000**	1 000	**100**	100	**1 000**	1 000		
Incorporated in Namibia		**N$**	N$						
Central News Agency (Pty) Ltd (incorporated in Namibia)	R	**200 000**	—	**100**	—	**4 615 430**			
Edgars Stores (Namibia) Ltd	R	**1 050 000**	1 050 000	**100**	100			**30 833 881**	32 532 507
Incorporated in Swaziland		**E**	E						
Central News Agency (Swaziland) (Pty) Ltd	R	**10 000**	—	**100**	—	**725 085**			
Edgars Stores Swaziland Ltd	R	**1 500 000**	1 500 000	**100**	100	**1 500 000**	1 500 000	**43 136 475**	19 309 590
Jet Supermarkets Swaziland (Pty) Ltd	D	**100**	100	**100**	100	**100**	100		
Incorporated in Zimbabwe		**Z$**	Z$						
Edgars Stores Limited †	R	**46 146 000**	46 146 000	**55**	55				
Incorporated in Guernsey		**£**	£						
Bellfield Limited	G	**41**	41	**100**	100	**75**	75	**529 146**	616 979
Interest in subsidiaries						**203 556 687**	55 529 284	**383 676 465**	303 298 119

* *Nature of business R: Retailing M: Manufacturing G: Group Services D: Dormant P: Property Holding T: Travel*

† *December financial year end. Details as at 31 December 2002*

** *Deregistered during the year*

Financial calendar

Financial year end	29 March
Annual general meeting	July
Reports	
Interim report	November
Preliminary announcement of annual results	May
Annual report	June
Dividends payable	
Ordinary shares – interim and final	December and June
6% preference shares	December and June

Analysis of holdings of ordinary shares at 29 March 2003

	Number of members			Number of shares		
Size of holding	**Individuals**	**Other**	**% of total**	**Individuals**	**Other**	**% of total**
1 – 500	2 098	121	76,94	276 971	17 361	0,56
501 – 2 500	316	62	13,11	352 756	77 333	0,83
2 501 – 5 000	49	20	2,39	185 878	76 507	0,51
5 001 – 50 000	5	118	4,26	341 167	2 526 283	5,55
50 001 – 100 000	6	37	1,49	410 605	2 499 072	5,63
Over 100 000	3	49	1,81	1 111 631	43 824 576	86,92
Total	2 477	407	100,00	2 679 008	49 021 132	100,00

Shareowner spread

	% of total
Non-public shareowner	40,59
Group Directors	0,11
Associates of Group Directors	—
Trustee of the company's share and retirement funding schemes	5,06
Shareowners who, by virtue of an agreement, have a right to nominate Board members	—
Shareowners interested in 10% or more of the issued ordinary shares	35,42
Public shareowners	59,41
Total	100,00

Shareowners with a holding of greater than 5% of issued ordinary shares

South African Breweries Limited	11 188 344	21,64
United Retail Limited (SA)	5 744 460	11,11
Liberty Life Association of Africa (SA)	2 489 789	4,82
Edgars Stores Limited Staff Share Trust	2 617 809	5,06

Shareowners by manager not shown above with a holding of greater than 5% of issued ordinary shares

Allan Gray Limited (SA)	10 520 079	20,35
Rand Merchant Bank (SA)	5 341 205	10,33
Stanlib Limited (SA)	6 907 830	13,36

Notice is hereby given that the fifty-seventh annual general meeting of the members of Edgars Consolidated Stores Limited will be held at the registered office of the company, Edgardale, Press Avenue, Crown Mines, Johannesburg, on Wednesday, 16 July 2003 at 11:00 for the following purposes:

1. To receive and adopt the financial statements for the year ended 29 March 2003;
2. To approve:
   - 2.1 the remuneration for the Directors for 2003 as reflected in note 6 to the annual financial statements;
   - 2.2 the proposed fees payable to non-executive Directors for 2004;
     - 2.2.1 Chairman of the Board R150 000 per annum;
     - 2.2.2 Chairman of the Audit and Risk Committee R60 000 per annum;
     - 2.2.3 Chairman of the Remuneration and Nominations Committee R30 000 per annum;
     - 2.2.4 Member of the Board R60 000 per annum;
     - 2.2.5 Member of the Audit and Risk Committee R30 000 per annum;
     - 2.2.6 Member of the Remuneration and Nominations Committee R15 000 per annum;
     - 2.2.7 Member of the Customer Service Committee R15 000 per annum;
3. To elect Directors in place of those retiring in accordance with the provisions of the company's articles of association;
   - 3.1 Messrs W S MacFarlane, M R Bower, J D M G Koolen and Dr U Ferndale retire by rotation and, being eligible, offer themselves for re-election.
   - 3.2 During the year Messrs S R Binnie and A v A Boshoff were appointed as executive Directors. Both retire in terms of the company's articles and being eligible, offer themselves for re-election.

   (Abbreviated biographical details of the Directors are set out on page 7)
4. To consider and, if deemed fit, to pass with or without modification the following ordinary resolution;
   - 4.1 Ordinary Resolution

     "That 7 374 900 unissued ordinary shares in the capital of the company be and they are hereby placed at the disposal and under the control of the Directors who may, subject to the provisions of the Companies Act, 1973, issue such shares to such persons on such terms and conditions and with such rights attached thereto as the Directors may determine." This resolution renews the general authority to issue shares originally given by members to the Directors on 14 July 1999 and renewed on 17 July 2002.

     A member, including a member who has dematerialised his shares through a Central Securities Depository Participant (CSDP) and has elected to have those shares registered in his own name, entitled to attend and vote at this meeting may appoint a proxy or proxies to attend and speak and on a poll to vote in his stead. Such proxy need not be a member of the company. A member who has dematerialised his shares through a CSDP or broker should provide the CSDP or broker with their voting instruction.

By order of the Board

DJ Viviers
Group Secretary

P O Box 100
Crown Mines
2025

20 May 2003

Edcon

Edgars Consolidated Stores Limited

("the Company")

(Registration number 1946/022751/6)

FORM OF PROXY

for use by members at the annual general meeting of the company to be held on Wednesday, 16 July 2003 at 11h00.

I/We ______________________________

being the holder/s of ordinary shares in the company appoint (see note 1)

1 ______________________________ or failing him

2 ______________________________ or failing him

3 the chairman of the annual general meeting:

as my/our proxy to act for me/us at the annual general meeting, which will be held at the registered office of the company, Edgardale, Press Avenue, Crown Mines, Johannesburg on Wednesday, **16 July 2003 at 11:00** for the purpose of considering, and if deemed fit, passing with and/or without modification, the resolutions to be proposed thereat and at each adjournment thereof, to vote for or against the resolutions with and/or without modification, and/or to abstain from voting thereon in respect of the ordinary shares in the issued capital of the company registered in my/our name/s in accordance with the following instruction (see note 2).

Each member is entitled to appoint one or more proxies (whether a member/s of the company or not) to attend, speak and to vote at the meeting in his stead.

(NOTE: ON A POLL A MEMBER IS ENTITLED TO ONE VOTE FOR EACH SHARE HELD)

	For No of votes Poll	Against No of votes Poll	Abstain No of votes Poll
Ordinary Resolution No. 1 (Receipt and adoption of the annual financial statements for the year ended 29 March 2003)			
Ordinary Resolution No. 2 (Election of Directors as a single resolution)			
Alternatively: **Ordinary Resolution No. 2** (Election of Directors) – Mr W S MacFarlane – Mr S R Binnie – Mr A v A Boshoff – Mr M R Bower – Dr U Ferndale – Mr J D M G Koolen			
Ordinary Resolution No. 3 To approve the fees for non-executive Directors for 2004: – Chairman of the Board R150 000 per annum; – Chairman of the Audit and Risk Committee R60 000 per annum; – Chairman of the Remuneration and Nominations Committee R30 000 per annum; – Member of the Board R60 000 per annum; – Member of the Audit and Risk Committee R30 000 per annum; – Member of the Remuneration and Nominations Committee R15 000 per annum; – Member of the Customer Service Committee R15 000 per annum;			
Ordinary Resolution No. 4 (Placing of unissued shares under the control of the Directors)			

Signed at ______________________ on ______________________ 2003

Signature ______________________ ______________________

(ASSISTED BY ME WHERE APPLICABLE)

Instructions overleaf

NOTES:

1. Each member is entitled to appoint one or more proxies (who need not be a member(s) of the company) to attend, speak and vote (either on a poll or by show of hands) in place of that member at the annual general meeting.
2. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting the words 'the chairman of the annual general meeting'. All deletions must be individually initialled by the member, failing which they will not have been validly effected. The person whose name appears first on the form of proxy and who is present at the annual general meeting shall be entitled to act as proxy to the exclusion of the persons whose names follow.
3. Voting instructions for each of the resolutions must be completed by filling the number of votes (one per ordinary share) under the "For", "Against" or "Abstain" headings on the Proxy Form. If no instructions are filled in on the Proxy Form, the chairman of the annual general meeting, if the chairman is the authorised proxy, or any other proxy shall be authorised to vote in favour of, against or abstain from voting as he/she deems fit.
4. A member or his/her proxy is entitled but not obliged to vote in respect of all the ordinary shares held by the member. The total number of votes for or against the ordinary and special resolutions and in respect of which any abstention is recorded may not exceed the total number of shares held by the member.
5. If this form has been signed by a person in a representative capacity, the document authorising that person to sign must be attached, unless previously recorded by the company's transfer secretaries or waived by the chairman of the annual general meeting.
6. The chairman of the annual general meeting may reject or accept any form of proxy that is completed and/or received other than in accordance with these instructions and notes.
7. Any alterations or corrections to this form of proxy have to be initialled by the signatory(ies).
8. The completion and lodging of this form of proxy does not preclude the relevant member from attending the annual general meeting and speaking and voting in person to the exclusion of any proxy appointed by the member.
9. Forms of proxy have to be lodged with or posted to the company, c/o Computershare Investor Services Limited (formerly Mercantile Registrars Limited), 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by not later than 11h00 on Monday 14 July 2003.
10. This proxy form is to be completed only by those members who either still hold shares in a certificated form, or whose shares are recorded in their own name in electronic form in the sub register.
11. Shareowners whose dematerialised shares are held in the name of a nominee and wish to attend the annual general meeting must contact their Central Securities Depository Participant ('CSDP') or broker who will furnish them with the necessary letter of authority to attend the annual general meeting. Alternatively they have to instruct their CSDP or broker as to how they wish to vote. This has to be done in terms of the agreement between the shareowner and the CSDP or the broker.
12. Shareowners who wish to attend and vote at the meeting must ensure that their letters of authority from their CSDP or broker reach the transfer secretaries by not later than 11h00 on Monday 14 July 2003.

Proxy overleaf/ . . .

Edgars Consolidated Stores Limited
Incorporated in the Republic of South Africa
Registration number 1946/022751/6

Group Secretary
D J Viviers

Registered office
Edgardale, Press Avenue
Crown Mines, Johannesburg 2092

Telephone (011) 495-6000
Fax (011) 837-5019

Postal address
PO Box 100, Crown Mines 2025

Transfer Secretaries
Computershare Investor Services (Pty) Limited
70 Marshall Street, Johannesburg 2001

PO Box 61051, Marshalltown 2107

Telephone (011) 370-5000
Fax (011) 370-5271

Auditors
Ernst & Young
Wanderers Office Park
52 Corlett Drive, Illovo 2196

PO Box 2322, Johannesburg 2000

Telephone (011) 772-3000

Sponsors
Cazenove South Africa (Pty) Limited
First Floor, Moorgate, Dunkeld Park
6 North Road, Dunkeld West

PO Box 412468, Craighall 2024

Telephone (011) 280-7900

These results can be viewed on the internet at: http://www.edcon.co.za

Co-ordination: Group Finance
Design and production: Bastion Graphics
Reproduction: Typesetting and Repro Services
Printing: Ultra Litho